Exhibit 99.1

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Financial Statements

June 30, 2025 and 2024

(Unaudited)

KB Financial Group Inc. and Subsidiaries

Page(s)
Report on Review of Condensed Consolidated Interim Financial Statements	1-2

Consolidated Interim Financial Statements

Consolidated Interim Statements of Financial Position	3

Consolidated Interim Statements of Comprehensive Income	4-5

Consolidated Interim Statements of Changes in Equity	6

Consolidated Interim Statements of Cash Flows	7-8

Notes to the Consolidated Interim Financial Statements	9-173

Report on Review of Condensed Consolidated Interim Financial Statements

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and the Board of Directors of

KB Financial Group Inc.

Reviewed Financial Statements

We have reviewed the accompanying condensed consolidated interim financial statements of KB Financial Group Inc. and its subsidiaries (collectively referred to as the “Group”). These condensed consolidated interim financial statements consist of the consolidated interim statement of financial position of the Group as at June 30, 2025, and the related consolidated interim statements of comprehensive income for the three-month and six month periods ended June 30, 2025 and 2024, and consolidated interim statements of changes in equity and cash flows for the six-month periods ended June 30, 2025 and 2024, and material accounting policy information and other selected explanatory notes, expressed in Korean Won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and presentation of these condensed consolidated interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”) No. 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express a conclusion on these condensed consolidated interim financial statements based on our review.

We conducted our review in accordance with quarterly or semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying condensed consolidated interim financial statements are not prepared, in all material respects, in accordance with Korean IFRS No. 1034 Interim Financial Reporting.

Other Matters

We have audited the consolidated statement of financial position of the Group as at December 31, 2024, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, not presented herein, in accordance with Korean Standards on Auditing. We expressed an unqualified opinion on those financial statements in our audit report dated March 5, 2025. The consolidated statement of financial position as at December 31, 2024, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as at December 31, 2024.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

August 14, 2025

This report is effective as of August  14, 2025, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Financial Position

June 30, 2025 and December 31, 2024

(in millions of Korean won)

	Notes	June 30, 2025 (Unaudited)		December 31, 2024
Assets
Cash and due from financial institutions	4,6,7,30	~~W~~	34,118,314	~~W~~	29,869,111
Financial assets at fair value through profit or loss	4,6,11		88,393,886		79,450,093
Derivative financial assets	4,6,8		6,922,873		11,730,767
Loans measured at amortized cost	4,6,9,10		478,247,445		472,071,840
Financial investments	4,6,11		130,061,191		131,009,464
Investments in associates and joint ventures			945,501		947,390
Insurance contract assets	29		347,273		276,191
Reinsurance contract assets	29		1,528,005		1,497,147
Property and equipment			5,179,524		5,390,015
Investment property			3,215,232		3,759,176
Intangible assets			1,817,654		1,966,684
Net defined benefit assets	18		290,125		258,500
Current income tax assets			344,131		339,855
Deferred income tax assets	12,25		167,555		278,824
Assets held for sale			279,873		136,838
Other assets	4,6		28,764,082		18,863,637

Total assets		~~W~~	780,622,664	~~W~~	757,845,532

Liabilities
Financial liabilities at fair value through profit or loss	4,6,13	~~W~~	10,286,282	~~W~~	10,720,231
Derivative financial liabilities	4,6,8		6,332,298		11,783,494
Deposits	4,6,14		442,086,824		435,687,897
Borrowings	4,6,15		69,921,065		68,077,012
Debentures	4,6,16		74,120,211		76,171,257
Insurance contract liabilities	29		58,839,867		55,863,701
Reinsurance contract liabilities	29		63,334		56,266
Provisions	17		919,400		927,632
Net defined benefit liabilities	18		97,076		100,187
Current income tax liabilities			477,380		530,720
Deferred income tax liabilities	12,25		1,750,181		1,682,292
Other liabilities	4,6		54,774,797		36,429,662

Total liabilities			719,668,715		698,030,351

Equity
Share capital			2,090,558		2,090,558
Hybrid securities			5,162,483		5,082,578
Capital surplus			16,645,909		16,646,734
Accumulated other comprehensive income	27		(276,887)		496,922
Retained earnings			36,688,909		34,808,220
Treasury shares			(1,241,538)		(1,236,060)

Equity attributable to shareholders of the Parent Company	19		59,069,434		57,888,952
Non-controlling interests			1,884,515		1,926,229

Total equity			60,953,949		59,815,181

Total liabilities and equity		~~W~~	780,622,664	~~W~~	757,845,532

The above consolidated interim statements of financial position should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Comprehensive Income

Three-Month and Six-Month Periods Ended June 30, 2025 and 2024

(in millions of Korean won, except per share amounts)

	Notes	2025 (Unaudited)				2024 (Unaudited)
		Three months		Six months		Three months		Six months
Interest income		~~W~~	7,284,633	~~W~~	14,739,574	~~W~~	7,611,315	~~W~~	15,224,888
Interest income from financial instruments at fair value through other comprehensive income and amortized cost			6,922,324		14,005,120		7,243,831		14,472,708
Interest income from financial instruments at fair value through profit or loss			353,152		715,207		359,835		736,588
Insurance finance interest income			9,157		19,247		7,649		15,592
Interest expense			(4,178,107)		(8,370,883)		(4,384,962)		(8,828,650)
Interest expense			(3,804,895)		(7,615,529)		(4,012,831)		(8,079,357)
Insurance finance interest expense			(373,212)		(755,354)		(372,131)		(749,293)

Net interest income	5,20		3,106,526		6,368,691		3,226,353		6,396,238

Fee and commission income			1,446,966		2,777,199		1,330,604		2,726,904
Fee and commission expense			(415,030)		(811,215)		(410,969)		(817,176)

Net fee and commission income	5,21		1,031,936		1,965,984		919,635		1,909,728

Insurance income			3,036,603		6,144,414		2,844,788		5,577,528
Insurance income			2,900,194		5,735,262		2,744,165		5,438,821
Reinsurance income			136,409		409,152		100,623		138,707
Insurance expense			(2,624,467)		(5,294,525)		(2,352,691)		(4,542,460)
Insurance service expense			(2,396,702)		(4,860,901)		(2,128,285)		(4,103,868)
Reinsurance expense			(227,765)		(433,624)		(224,406)		(438,592)

Net insurance income	5,29		412,136		849,889		492,097		1,035,068

Net gains on financial instruments at fair value through profit or loss	5,22		1,566,145		2,112,363		321,577		570,710

Other insurance finance expenses	5,29		(273,721)		(413,291)		(224,347)		(369,654)

Net other operating expenses	5,23		(1,305,244)		(1,791,668)		(285,858)		(690,568)

General and administrative expenses	5,18,24		(1,749,696)		(3,355,261)		(1,593,891)		(3,222,127)

Operating income before provision for credit losses	5		2,788,082		5,736,707		2,855,566		5,629,395

Provision for credit losses	5,7,9,10,17		(655,111)		(1,310,708)		(552,818)		(981,088)

Net operating income	5		2,132,971		4,425,999		2,302,748		4,648,307

Share of profit (loss) of investments in associates and joint ventures	5		4,813		10,261		(694)		(2,113)
Net other non-operating income (expenses)	5		205,357		213,487		67,677		(878,868)

Net non-operating income (expenses)			210,170		223,748		66,983		(880,981)

Profit before income tax expense	5		2,343,141		4,649,747		2,369,731		3,767,326

Income tax expense	5,25		(595,561)		(1,203,045)		(658,827)		(1,000,359)

Profit for the period	5		1,747,580		3,446,702		1,710,904		2,766,967

(Continued)

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Comprehensive Income

Three-Month and Six-Month Periods Ended June 30, 2025 and 2024 (cont’d)

(in millions of Korean won, except per share amounts)

	Notes	2025 (Unaudited)				2024 (Unaudited)
		Three months		Six months		Three months		Six months
Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities		~~W~~	6,637		(790)	~~W~~	2,756		11,751
Share of other comprehensive loss of associates and joint ventures			168,860		213,283		(230,369)		(242,935)
Gains (losses) on equity securities at fair value through other comprehensive income			(4,862)		(10,707)		(2,040)		(10,883)

			170,635		201,786		(229,653)		(242,067)

Items that may be reclassified subsequently to profit or loss:
Currency translation differences			(337,087)		(351,553)		119,469		282,414
Gains(losses) on debt securities at fair value through other comprehensive income			(568,282)		342,749		559,490		(97,737)
Share of other comprehensive income (loss) of associates and joint ventures			(2,452)		(2,328)		56		(86)
Gains (losses) on cash flow hedging instruments	8		(61,776)		(30,275)		5,615		(31,182)
Gains (losses) on hedging instruments of net investments in foreign operations	8		123,470		126,994		(40,016)		(91,219)
Insurance finance income(expense)	29		798,927		(1,071,678)		(1,126,765)		(1,269,498)

			(47,200)		(986,091)		(482,151)		(1,207,308)

Other comprehensive income (loss) for the period, net of tax			123,435		(784,305)		(711,804)		(1,449,375)

Total comprehensive income (loss) for the period		~~W~~	1,871,015	~~W~~	2,662,397	~~W~~	999,100	~~W~~	1,317,592

Profit(loss) attributable to:	5
Shareholders of the Parent Company		~~W~~	1,738,422	~~W~~	3,435,693	~~W~~	1,732,449	~~W~~	2,774,431
Non-controlling interests			9,158		11,009		(21,545)		(7,464)

		~~W~~	1,747,580	~~W~~	3,446,702	~~W~~	1,710,904	~~W~~	2,766,967

Total comprehensive income (loss) for the period attributable to:
Shareholders of the Parent Company		~~W~~	1,859,757	~~W~~	2,657,343	~~W~~	1,016,474	~~W~~	1,312,833
Non-controlling interests			11,258		5,054		(17,374)		4,759

		~~W~~	1,871,015	~~W~~	2,662,397	~~W~~	999,100	~~W~~	1,317,592

Earnings per share (in Korean won)	28
Basic earnings per share		~~W~~	4,603	~~W~~	9,031	~~W~~	4,417	~~W~~	7,023
Diluted earnings per share			4,565		8,950		4,377		6,934

The above consolidated interim statements of comprehensive income should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Changes in Equity

Six-Month Periods Ended June 30, 2025 and 2024

(in millions of Korean won)

	Equity attributable to shareholders of the Parent Company
	Share capital		Hybrid securities		Capital surplus		Accumulated other comprehensive income		Retained earnings		Treasury shares		Non-controlling interests		Total equity
Balance as of January 1, 2024	~~W~~	2,090,558	~~W~~	5,032,803	~~W~~	16,647,916	~~W~~	2,152,644	~~W~~	31,934,600	~~W~~	(1,165,837)	~~W~~	1,943,506	~~W~~	58,636,190

Comprehensive income for the period																—
Profit for the period		—		—		—		—		2,774,431		—		(7,464)		2,766,967
Remeasurements of net defined benefit liabilities		—		—		—		11,484		—		—		267		11,751
Currency translation differences		—		—		—		269,773		—		—		12,641		282,414
Losses on financial instruments at fair value through other comprehensive income and transfer to retained earnings		—		—		—		(336,495)		(3,492)		—		(685)		(340,672)
Share of other comprehensive income of associates and joint ventures		—		—		—		(86)		—		—		—		(86)
Losses on cash flow hedging instruments		—		—		—		(31,182)		—		—		—		(31,182)
Losses on hedging instruments of net investments in foreign operations		—		—		—		(91,219)		—		—		—		(91,219)
Insurance finance expenses		—		—		—		(1,269,498)		—		—		—		(1,269,498)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		—		—		—		(10,883)		—		—		—		(10,883)

Total comprehensive income for the period		—		—		—		(1,458,106)		2,770,939		—		4,759		1,317,592

Transactions with shareholders
Annual dividends paid to shareholders of the Parent Company		—		—		—		—		(587,006)		—		—		(587,006)
Quarterly dividends paid to shareholders of the Parent Company		—		—		—		—		(300,086)		—		—		(300,086)
Issuance of hybrid securities		—		399,059		—		—		—		—		756,316		1,155,375
Dividends on hybrid securities		—		—		—		—		(100,530)		—		(39,591)		(140,121)
Redemption of hybrid securities		—		(349,309)		—		—		—		—		—		(349,309)
Acquisition of treasury shares		—		—		—		—		—		(320,000)		—		(320,000)
Disposal of treasury shares		—		—		3,975		—		—		234,600		—		238,575
Ownership changes in subsidiaries		—		—		—		—		—		—		15,436		15,436
Others		—		—		(5,786)		—		—		—		(10,662)		(16,448)

Total transactions with shareholders		—		49,750		(1,811)		—		(987,622)		(85,400)		721,499		(303,584)

Balance as of June 30, 2024 (Unaudited)	~~W~~	2,090,558	~~W~~	5,082,553	~~W~~	16,646,105	~~W~~	694,538	~~W~~	33,717,917	~~W~~	(1,251,237)	~~W~~	2,669,764	~~W~~	59,650,198

Balance as of January 1, 2025	~~W~~	2,090,558	~~W~~	5,082,578	~~W~~	16,646,734	~~W~~	496,922	~~W~~	34,808,220	~~W~~	(1,236,060)	~~W~~	1,926,229	~~W~~	59,815,181

Comprehensive income for the period
Profit for the period		—		—		—		—		3,435,693		—		11,009		3,446,702
Remeasurements of net defined benefit liabilities		—		—		—		(150)		—		—		(640)		(790)
Currency translation differences		—		—		—		(346,045)		—		—		(5,508)		(351,553)
Gains(losses) on financial instruments at fair value through other comprehensive income and transfer to retained earnings		—		—		—		560,316		(4,541)		—		257		556,032
Share of other comprehensive income of associates and joint ventures		—		—		—		(2,328)		—		—		—		(2,328)
Losses on cash flow hedging instruments		—		—		—		(30,211)		—		—		(64)		(30,275)
Gains on hedging instruments of net investments in foreign operations		—		—		—		126,994		—		—		—		126,994
Insurance finance expenses		—		—		—		(1,071,678)		—		—		—		(1,071,678)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		—		—		—		(10,707)		—		—		—		(10,707)

Total comprehensive income for the period		—		—		—		(773,809)		3,431,152		—		5,054		2,662,397

Transactions with shareholders
Annual dividends paid to shareholders of the Parent Company		—		—		—		—		(298,285)		—		—		(298,285)
Quarterly dividends paid to shareholders of the Parent Company		—		—		—		—		(334,339)		—		—		(334,339)
Issuance of hybrid securities		—		404,014		—		—		—		—		—		404,014
Dividends on hybrid securities		—		—		—		—		(103,317)		—		(65,236)		(168,553)
Redemption of hybrid securities		—		(324,109)		—		—				—		—		(324,109)
Acquisition of treasury shares		—		—		—		—				(820,000)		—		(820,000)
Retirement of treasury shares		—		—		—		—		(814,522)		814,522		—		—
Ownership changes in subsidiaries		—		—		—		—				—		688		688
Others		—		—		(825)		—				—		17,780		16,955

Total transactions with shareholders		—		79,905		(825)		—		(1,550,463)		(5,478)		(46,768)		(1,523,629)

Balance as of June 30, 2025 (Unauidted)	~~W~~	2,090,558	~~W~~	5,162,483	~~W~~	16,645,909	~~W~~	(276,887)	~~W~~	36,688,909	~~W~~	(1,241,538)	~~W~~	1,884,515	~~W~~	60,953,949

The above consolidated interim statements of changes in equity should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Cash Flows

Six-Month Periods Ended June 30, 2025 and 2024

(in millions of Korean won)

	Notes	2025 (Unaudited)		2024 (Unaudited)
Cash flows from operating activities
Profit for the period		~~W~~	3,446,702	~~W~~	2,766,967

Adjustment for non-cash items
Net gains on financial assets at fair value through profit or loss			(1,612,942)		(247,630)
Net gains (losses) on derivative financial instruments for hedging purposes			(92,938)		114,438
Provision for credit losses			1,310,708		981,088
Net gains on financial investments			(124,470)		(33,456)
Share of profit (losses) of associates and joint ventures			(10,261)		2,113
Depreciation and amortization expense			447,130		443,731
Other net gains (losses) on property and equipment/intangible assets			(257,488)		71,432
Share-based payments			81,703		91,671
Post-employment benefits			94,801		90,716
Net interest expense (income)			139,204		(43,579)
Losses on foreign currency translation			918,459		109,308
Insurance finance income			(5,508,058)		(5,384,979)
Reinsurance finance expense			586,672		856,654
Other expenses			507,699		414,331

			(3,519,781)		(2,534,162)

Changes in operating assets and liabilities
Financial asset at fair value through profit or loss			(5,180,820)		375,606
Derivative financial instruments			55,314		(195,153)
Loans measured at fair value through other comprehensive income			(160,472)		(172,808)
Loans measured at amortized cost			(8,909,044)		(11,027,026)
Current income tax assets			(4,276)		(50,771)
Deferred income tax assets			105,785		3,443
Other assets			(11,828,329)		(3,271,599)
Financial liabilities at fair value through profit or loss			(784,957)		(372,139)
Deposits			7,858,236		11,682,717
Current income tax liabilities			(53,340)		175,339
Deferred income tax liabilities			246,169		299,379
Other liabilities			15,202,066		5,383,954
Insurance contract assets			(71,081)		(65,278)
Reinsurance contract assets			(624,348)		(739,387)
Insurance contract liabilities			7,024,940		6,033,978
Reinsurance contract liabilities			17,569		18,608
Investment contract liabilities			1,002,485		(92,217)

			3,895,897		7,986,646

Net cash inflow from operating activities			3,822,818		8,219,451

(Continued)

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Cash Flows

Six-Month Periods Ended June 30, 2025 and 2024 (cont’d)

(in millions of Korean won)

	Notes	2025 (Unaudited)		2024 (Unaudited)
Cash flows from investing activities
Net cash flows from derivative financial instruments for hedging purposes			(82,266)		(8,886)
Disposal of financial asset at fair value through profit or loss			12,621,999		7,490,101
Acquisition of financial asset at fair value through profit or loss			(15,587,303)		(7,731,942)
Disposal of financial investments			30,593,942		21,936,610
Acquisition of financial investments			(29,137,256)		(27,884,738)
Disposal of investments in associates and joint ventures			176,800		67,338
Acquisition of investments in associates and joint ventures			(168,127)		(52,759)
Disposal of property and equipment			53,733		4,784
Acquisition of property and equipment			(197,437)		(94,677)
Disposal of investment property			763,052		—
Acquisition of investment property			(183,504)		—
Disposal of intangible assets			3,137		7,754
Acquisition of intangible assets			(69,779)		(160,432)
Net cash flows from changes in ownership of subsidiaries			1,095,858		222,385
Others			(66,104)		(164,459)

Net cash outflow from investing activities			(183,255)		(6,368,921)

Cash flows from financing activities
Net cash flows from derivative financial instruments for Hedging purposes			(166,979)		(107,234)
Net Increase (decrease) in borrowings			3,343,640		(4,168,040)
Increase in debentures			29,241,802		19,061,430
Decrease in debentures			(30,641,374)		(16,570,955)
Increase in other payables to trust accounts			1,998,371		1,660,813
Dividends paid			(632,623)		(887,092)
Issuance of hybrid securities			404,014		399,059
Redemption of hybrid securities			(325,000)		(349,309)
Dividends paid on hybrid securities			(103,317)		(100,530)
Acquisition of treasury shares			(820,000)		(320,000)
Redemption of principal elements of lease payments			(311,363)		(158,994)
Decrease in non-controlling interests			61,180		730,047
Others			(189,405)		(101,502)

Net cash inflow (outflow) from financing activities			1,858,946		(912,307)

Effect of exchange rate changes on cash and cash equivalents			(238,215)		315,367

Net increase in cash and cash equivalents			5,260,294		1,253,590
Cash and cash equivalents at the beginning of the period	30		24,608,867		25,826,588

Cash and cash equivalents at the end of the period	30	~~W~~	29,869,161	~~W~~	27,080,178

The above consolidated interim statements of cash flows should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

1. The Parent Company

KB Financial Group Inc. (the “Parent Company”) was incorporated on September 29, 2008, under the Financial Holding Companies Act of Korea. KB Financial Group Inc. and its subsidiaries (the “Group”) derive substantially all of their revenue and income from providing a broad range of banking and related financial services to consumers and corporations. The Parent Company’s main business purpose is to control subsidiaries that engage in the financial business or subsidiaries closely related to the financial business through the stock ownership. The Parent Company’s headquarter is located at 26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd. and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Group established KB Savings Bank Co., Ltd. in January 2012, acquired Yehansoul Savings Bank Co., Ltd. in September 2013, and KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. in January 2014. In March 2014, the Group acquired Woori Financial Co., Ltd. and changed the name to KB Capital Co., Ltd. Meanwhile, the Group included LIG Insurance Co., Ltd. as an associate and changed the name to KB Insurance Co., Ltd. in June 2015, and KB Insurance Co., Ltd. became one of the subsidiaries through a tender offer in May 2017. Also, the Group included Hyundai Securities Co., Ltd. as an associate in June 2016 and included as a subsidiary in October 2016 by comprehensive exchange of shares. Hyundai Securities Co., Ltd. merged with KB Investment & Securities Co., Ltd. in December 2016 and changed its name to KB Securities Co., Ltd. in January 2017. In August 2020, the Group acquired Prudential Life Insurance Company of Korea Ltd. which was classified as a subsidiary and the name was changed to KB Life Insurance Co., Ltd. in December 2022. Then in January 2023, it merged with another existing KB Life Insurance Co., Ltd. The Parent Company sold 100% shares of KB Credit Information Co., Ltd. to KB Kookmin Card Co., Ltd. on June 30, 2023.

The Parent Company’s share capital as of June 30, 2025, is ~~W~~ 2,090,558 million. The Parent Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008. Number of shares authorized in its Articles of Incorporation is 1,000 million.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

2. Basis of Preparation

2.1 Application of Korean IFRS

The Group maintains its accounting records in Korean won and prepares statutory consolidated financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”). The accompanying consolidated financial statements have been translated into English from the Korean language consolidated financial statements.

The consolidated financial statements of the Group have been prepared in accordance with Korean IFRS. Korean IFRS are the standards and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of the consolidated financial statements requires the use of certain critical accounting estimates. Management also needs to exercise judgment in applying the Group’s accounting policies. The areas that require a more complex and higher level of judgment or areas that require significant assumptions and estimations are disclosed in Note 2.4.

The Group’s condensed consolidated interim financial statements for the six-month period ended June 30, 2025, have been prepared in accordance with Korean IFRS No.1034 Interim Financial Reporting and contain less information than is required in annual consolidated financial statements. Selected explanatory notes include descriptions of transactions or events that are significant in understanding change in financial position and financial performance of the Group since the end of the previous annual reporting period. These condensed consolidated interim financial statements have been prepared in accordance with Korean IFRS which is effective or early adopted as of June 30, 2025.

2.1.1 The Group has applied the following new and amended standards for the first time for its annual reporting period commencing January 1, 2025.

- Amendment of Korean IFRS No.1021 “The Effects of Changes in Foreign Exchange Rates” and Korean IFRS No.1101 “First-time Adoption of International Financial Reporting Standards”—Lack of exchangeability

The amendments require the Group to determine a spot exchange rate when exchangeability is lacking, and to disclose information on the nature and financial effects of the currency not being exchangeable into the other currency, the spot exchange rate(s) used, the estimation process, and the risks to which the Group is exposed. These amendments do not have a significant impact on the financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

2.1.2 The following are the accounting standards that have been established or announced but have not yet been implemented, which the Group has not applied

- Amendment of Korean IFRS No.1109 “Financial Instruments” and No.1107 “Financial Instruments”

The amendments respond to recent questions arising in practice. This amendment will be applied to the financial statements for the accounting year beginning on or after January 1, 2026. These amendments do not have a significant impact on the financial statements.

-	clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;

-	clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;

-	add new disclosures for certain instruments with contractual terms that can change cash flows

-	update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).

- Korean IFRS Accounting Standards Annual Improvements Volume 11

Korean IFRS Accounting Standards Annual Improvements Volume 11 will be effective for annual reporting periods beginning on or after January 1, 2026. These amendments do not have a significant impact on the financial statements.

•	Korean IFRS No.1101 “First-time adoption of International Financial Reporting Standards”: Hedge accounting by a first-time adopter

•	Korean IFRS No.1107 “Financial Instruments: Disclosures”: Gain or loss on derecognition, Application guidance

•	Korean IFRS No.1109 “Financial Instruments”: Derecognition of lease liabilities, Definition of transaction price

•	Korean IFRS No.1110 “Consolidated Financial Statements”: Determination of a ‘de facto agent’

•	Korean IFRS Bo.1007 “Statement of Cash Flows”: Cost method

2.1.3 Restatement of financial statements for the six-month period ended June 30, 2024 for the application of Insurance Contract accounting policy changes

In applying K-IFRS No. 1117, the Group has developed and applied its own accounting policies for areas where accounting treatment is not clearly defined. In order to provide more reliable and relevant information, the Group has changed some of these policies during the year ended December 31, 2024, and has retrospectively applied them to each prior reporting period presented in accordance with Korean IFRS No. 1008, “Accounting Policies, Changes in Accounting Estimates, and Errors”.

There is no effect on the statement of cash flows due to the change in accounting policy. The effects of applying the changes in accounting policies on the comprehensive income statement for the six-month period ended June 30, 2024, and the financial position as of December 31, 2023, are as follows:

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

2.1.3.1 The condensed consolidated statement of comprehensive income for the six-month period ended June 30, 2024

(In millions of Korean won)	Before the effects of change in accounting policy		After the effects of change in accounting policy		Net increase (decrease)
Interest income	~~W~~	6,357,722	~~W~~	6,396,238	~~W~~	38,516
Insurance finance interest income Insurance finance interest expense		16,237 (788,454)		15,592 (749,293)		(645 39,161)
Net insurance income		1,018,102		1,035,068		16,966
Insurance income		5,568,240		5,577,528		9,288
Insurance income		5,429,533		5,438,821		9,288
Insurance expense		(4,550,138)		(4,542,460)		7,678
Insurance service expense		(4,103,681)		(4,103,868)		(187)
Reinsurance expense		(446,457)		(438,592)		7,865
Other insurance finance expenses		(304,782)		(369,654)		(64,872)
Net operating income		4,657,697		4,648,307		(9,390)
Net non-operating expenses		(880,981)		(880,981)		—
Profit before income tax expense		3,776,716		3,767,326		(9,390)
Income tax expense		(1,002,837)		(1,000,359)		2,478
Profit for the period		2,773,879		2,766,967		(6,912)
Other comprehensive income (loss), net of tax		(1,521,003)		(1,449,375)		71,628
Net Financial Income (Expense) of Insurance Contract Assets (Liabilities)		(1,341,126)		(1,269,498)		71,628
Total comprehensive income for the period	~~W~~	1,252,876	~~W~~	1,317,592	~~W~~	64,716

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

2.1.3.2 The condensed consolidated statements of financial position as of December 31, 2023

(In millions of Korean won)	Before the effects of change in accounting policy		After the effects of change in accounting policy		Net increase (decrease)
Reinsurance contract assets	~~W~~	1,655,168	~~W~~	1,642,432	~~W~~	(12,736)
Total assets		715,738,152		715,725,416		(12,736)
Insurance contract liabilities		50,308,552		50,617,990		309,438
Deferred income tax liabilities		2,179,966		2,094,912		(85,054)
Total liabilities		656,864,842		657,089,226		224,384
Accumulated other comprehensive income (loss)		2,295,165		2,152,644		(142,521)
Retained earnings		32,029,199		31,934,600		(94,599)
Total equity		58,873,310		58,636,190		(237,120)
Total liabilities and equity	~~W~~	715,738,152	~~W~~	715,725,416	~~W~~	(12,736)

2.2 Measurement Basis

The consolidated financial statements have been prepared based on the historical cost accounting model unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the financial statements of each entity of the Group are measured using the currency of the primary economic environment in which the entity operates (“functional currency“). The consolidated financial statements are presented in Korean won, which is the Parent Company‘s functional and presentation currency.

2.4 Critical Accounting Estimates

The Group applies accounting policies and uses judgements, accounting estimates and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses). Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment at the reporting date are different from the actual environment.

Estimates and underlying assumptions are continually evaluated, and changes in accounting estimates are recognized in the period in which the estimates are changed and in any future periods affected.

Uncertainties in estimates and assumptions with significant risks used in the preparation of these condensed consolidated interim financial statements are the same as those applied to the consolidated financial statements for the year ended December 31, 2024.

3. Material Accounting Policies

The material accounting policies and calculation methods applied in the preparation of these consolidated interim financial statements are the same as those applied to the consolidated financial statements for the year ended December 31, 2024, except for the impact of changes due to adopting new and amended standards and interpretations described in Note 2.1 and below paragraph.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

3. Material Accounting Policies (cont’d)

The Group is subject to Pillar 2 income taxes, and has applied a temporary exemption provision regarding the recognition and disclosure of deferred taxes related to the Pillar 2 rules.

Income tax expense for the interim period is measured applying the expected average annual income tax rate applicable on expected total annual income

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of financial risk management policy

The financial risks that the Group is exposed to are credit risk, market risk, liquidity risk, operational risk, and others.

This note regarding financial risk management provides information about the risks that the Group is exposed to and about its objectives, policies, risk assessment and management procedures, and capital management. Additional quantitative information is disclosed throughout the consolidated financial statements.

The Group’s risk management system focuses on efficiently supporting long-term strategy and management decisions of the Group by increasing risk transparency, preventing risk transfer between subsidiaries and preemptive response to rapidly changing financial environments. Credit risk, market risk, operational risk, interest rate risk, insurance risk, liquidity risk, credit concentration risk, strategy risk, and reputation risk are recognized as the Group’s significant risks and measured and managed by quantifying them in the form of internal capital or Value at Risk (“VaR”) using statistical methods.

4.1.2 Risk management organization

4.1.2.1 Risk Management Committee

The Risk Management Committee, as the ultimate decision-making body, deals with risk-related issues, such as establishing risk management strategies in accordance with the strategic direction determined by the Board of Directors, determining the affordable level of risk appetite, reviewing the level of risk and the status of risk management activities, approving the application of risk management systems, methodologies, and major improvements, and establishing and approving risk management policies and procedures to timely recognize, measure, monitor, and control risks arising from various transactions by the Group.

4.1.2.2 Risk Management Council

The Risk Management Council is responsible for consulting on matters delegated by the Risk Management Committee and requests for review by the Management Executive Committee, consulting on details of each subsidiary’s risk management policies and procedures, monitoring the Group’s risk management status, and establishing and implementing necessary measures.

4.1.2.3 Risk Management Department

The Risk Management Department performs the Group’s risk management detailed policies, procedures, and business processes, and is responsible for calculating the Group’s risk-weighted assets, monitoring and managing internal capital limits.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

4.2 Credit Risk

4.2.1 Overview of credit risk

Credit risk is the risk of loss from the portfolio of assets held due to the counterparty’s default, breach of contract, and deterioration of credit quality. For risk management purposes, the Group manages all factors of credit risk exposure, such as default risk of individual borrowers, country risk, and risk of specific sectors in an integrated way.

4.2.2 Credit risk management

The Group measures the expected loss and internal capital for the assets subject to credit risk management, including on-balance and off-balance assets, and uses them as management indicators. The Group allocates and manages credit risk internal capital limits.

In addition, to prevent excessive concentration of exposures by borrower and industry, the total exposure limit at the Group level is introduced, applied, and managed to control the credit concentration risk.

All of the Kookmin Bank’s loan customers (individuals and corporates) are assigned a credit rating and managed by a comprehensive internal credit evaluation system. For individuals, the credit rating is evaluated by utilizing personal information, income and job information, asset information, and bank transaction information. For corporates, the credit rating is evaluated by analyzing and utilizing financial and non-financial information which measures current and future corporate value and ability to repay the debt. Also, the extent to which corporates have the ability to meet debt obligations is comprehensively considered.

The credit rating, once assigned, serves as the fundamental instrument in Kookmin Bank’s credit risk management, and is applied in a wide range of credit risk management processes, including credit approval, credit limit management, loan pricing, and assessment of allowances for credit losses. For corporates, Kookmin Bank conducts a regular credit evaluation at least once a year, and the review and supervision departments regularly validate the adequacy of credit ratings to manage credit risks.

KB Kookmin Card Co., Ltd.’s credit scoring system is divided into Application Scoring System (“ASS”) and Behavior Scoring System (“BSS”). For applications that meet the eligibility criteria for card issuance, the card will be issued only if the ASS credit rating is above the standard. KB Kookmin Card Co., Ltd.’s internal information, external information from the credit bureau company and others, and personal information on the application are used to calculate the ASS credit rating. The BSS, which is recalculated on a weekly basis, predicts the delinquency probability of cardholders, and utilizes it to monitor cardholders and portfolio risk.

In order to establish a credit risk management system, the Group manages credit risk by forming a separate risk management organization. In particular, independently of the Sales Group, the Credit Management & Analysis Group of Kookmin Bank, a subsidiary, is in charge of loan policy, loan system, credit rating, credit analysis, follow-up management, and corporate restructuring. The Risk Management Group of Kookmin Bank is responsible for establishing policies on credit risk management, measuring and limiting internal capital of credit risk, setting credit limits, credit review, and verification of credit rating models.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

4.2.3 Maximum exposure to credit risk

The Group’s maximum exposures to credit risk without consideration of collateral values in relation to financial instruments other than equity securities as of June 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	June 30, 2025		December 31, 2024
Financial assets
Due from financial institutions measured at amortized cost *	~~W~~	31,938,648	~~W~~	27,790,121
Financial assets at fair value through profit or loss:
Due from financial institutions measured at fair value through profit or loss		290,082		218,357
Securities measured at fair value through profit or loss		81,925,368		73,768,636
Loans measured at fair value through profit or loss		1,019,105		1,187,763
Derivatives		6,922,873		11,730,767
Loans measured at amortized cost *		478,247,445		472,071,840
Financial investments:
Securities measured at fair value through other comprehensive income		90,738,977		88,735,996
Securities measured at amortized cost *		33,362,347		37,113,552
Loans measured at fair value through other comprehensive income		1,607,017		1,446,628
Other financial assets *		24,217,542		14,404,227

		750,269,404		728,467,887

Off-balance sheet items
Acceptances and guarantees contracts		15,182,595		16,250,243
Financial guarantee contracts		6,693,068		6,674,740
Commitments		212,325,305		212,695,995

		234,200,968		235,620,978

	~~W~~	984,470,372	~~W~~	964,088,865

*	After netting of allowance

4.2.4 Credit risk of loans

The Group maintains allowances for loan losses associated with credit risk of loans to manage its credit risk.

The Group assesses expected credit losses and recognizes loss allowances of financial assets at amortized cost and financial assets at fair value through other comprehensive income. Financial assets at fair value through profit or loss are excluded. Expected credit losses are a probability-weighted estimate of possible credit losses occurring in a certain range by reflecting reasonable and supportable information that is reasonably available at the end of the reporting period without undue cost or effort, including information about past events, current conditions, and forecasts of future economic conditions. The Group measures the expected credit losses of loans classified as financial assets at amortized cost, by deducting allowances for credit losses. The expected credit losses of loans classified as financial assets at fair value through other comprehensive income are presented in other comprehensive income in the consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

4.2.4.1 Credit risk exposure

Credit qualities of loans as of June 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)

	June 30, 2025
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Not impaired		Impaired
Loans measured at amortized cost *
Corporate
Grade 1	~~W~~	141,702,098	~~W~~	11,767,626	~~W~~	10,576	~~W~~	—	~~W~~	153,480,300
Grade 2		74,027,774		12,716,621		6,486		—		86,750,881
Grade 3		3,428,142		5,581,498		79,383		—		9,089,023
Grade 4		677,119		1,763,988		25,556		—		2,466,663
Grade 5		160,154		671,429		3,068,749		—		3,900,332

		219,995,287		32,501,162		3,190,750		—		255,687,199

Retail
Grade 1		179,608,273		4,906,663		6,685		—		184,521,621
Grade 2		7,878,927		4,117,590		39,043		—		12,035,560
Grade 3		4,280,850		1,567,676		23,626		—		5,872,152
Grade 4		329,163		405,067		42,730		—		776,960
Grade 5		115,986		891,487		1,258,156		—		2,265,629

		192,213,199		11,888,483		1,370,240		—		205,471,922

Credit card
Grade 1		11,403,695		198,412		—		—		11,602,107
Grade 2		5,277,584		584,090		—		—		5,861,674
Grade 3		2,438,623		1,642,567		—		—		4,081,190
Grade 4		10,663		456,235		—		—		466,898
Grade 5		1,886		321,678		438,779		—		762,343

		19,132,451		3,202,982		438,779		—		22,774,212

		431,340,937		47,592,627		4,999,769		—		483,933,333

Loans measured at fair value through other comprehensive income
Corporate
Grade 1		1,566,267		—		—		—		1,566,267
Grade 2		40,750		—		—		—		40,750
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		1,607,017		—		—		—		1,607,017

		1,607,017		—		—		—		1,607,017

	~~W~~	432,947,954	~~W~~	47,592,627	~~W~~	4,999,769	~~W~~	—	~~W~~	485,540,350

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

4.2.4.1 Credit risk exposure (cont’d)

(In millions of Korean won)

	December 31, 2024
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Not impaired		Impaired
Loans measured at amortized cost *
Corporate
Grade 1	~~W~~	145,582,892	~~W~~	7,629,290	~~W~~	2,896	~~W~~	—	~~W~~	153,215,078
Grade 2		74,005,609		11,446,162		12,845		—		85,464,616
Grade 3		3,757,237		5,195,235		14,777		—		8,967,249
Grade 4		861,581		1,091,261		28,368		—		1,981,210
Grade 5		18,395		691,118		3,066,032		—		3,775,545

		224,225,714		26,053,066		3,124,918		—		253,403,698

Retail
Grade 1		175,229,905		4,814,560		6,804		—		180,051,269
Grade 2		8,048,905		4,071,783		39,224		—		12,159,912
Grade 3		4,213,155		1,546,848		33,207		—		5,793,210
Grade 4		315,926		368,863		34,997		—		719,786
Grade 5		49,595		867,276		1,182,000		—		2,098,871

		187,857,486		11,669,330		1,296,232		—		200,823,048

Credit card
Grade 1		11,554,106		195,328		—		—		11,749,434
Grade 2		5,528,025		584,962		—		—		6,112,987
Grade 3		2,575,397		1,640,995		—		—		4,216,392
Grade 4		12,202		476,827		—		—		489,029
Grade 5		1,068		320,083		589,481		—		910,632

		19,670,798		3,218,195		589,481		—		23,478,474

		431,753,998		40,940,591		5,010,631		—		477,705,220

Loans measured at fair value through other comprehensive income
Corporate
Grade 1		1,402,334		—		—		—		1,402,334
Grade 2		44,294		—		—		—		44,294
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		1,446,628		—		—		—		1,446,628

		1,446,628		—		—		—		1,446,628

	~~W~~	433,200,626	~~W~~	40,940,591	~~W~~	5,010,631	~~W~~	—	~~W~~	479,151,848

*	Before netting of allowance

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

4.2.4.1 Credit risk exposure (cont’d)

Credit qualities of loans graded according to internal credit ratings as of June 30, 2025 and December 31, 2024, are as follows:

	Range of probability of default (%)	Retail	Corporate
Grade 1	0.0 ~ 1.0	1 ~ 5 grade	AAA ~ BBB+
Grade 2	1.0 ~ 5.0	6 ~ 8 grade	BBB ~ BB
Grade 3	5.0 ~ 15.0	9 ~ 10 grade	BB- ~ B
Grade 4	15.0 ~ 30.0	11 grade	B- ~ CCC
Grade 5	30.0 ~	12 grade or under	CC or under

4.2.4.2 Quantification of the extent to which collateral and other credit enhancements mitigate credit risk of loans as of June 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	June 30, 2025
	12-month expected credit losses		Lifetime expected credit losses				Total
			Not impaired		Impaired
Guarantees	~~W~~	117,811,870	~~W~~	13,954,854	~~W~~	470,582	~~W~~	132,237,306
Deposits and savings		2,770,854		136,164		8,859		2,915,877
Property and equipment		14,187,075		1,015,365		241,751		15,444,191
Real estate		218,210,504		22,502,911		2,169,702		242,883,117

	~~W~~	352,980,303	~~W~~	37,609,294	~~W~~	2,890,894	~~W~~	393,480,491

(In millions of Korean won)	December 31, 2024
	12-month expected credit losses		Lifetime expected credit losses				Total
			Not impaired		Impaired
Guarantees	~~W~~	120,868,541	~~W~~	8,349,217	~~W~~	498,290	~~W~~	129,716,048
Deposits and savings		2,792,768		127,130		11,704		2,931,602
Property and equipment		15,498,262		1,071,833		227,196		16,797,291
Real estate		214,770,163		21,195,798		2,167,580		238,133,541

	~~W~~	353,929,734	~~W~~	30,743,978	~~W~~	2,904,770	~~W~~	387,578,482

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

4.2.5 Credit risk of securities

Credit qualities of securities exposed to credit risk other than equity securities among financial investments as of June 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)

	June 30, 2025
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Not impaired		Impaired
Securities measured at amortized cost *
Grade 1	~~W~~	30,134,228	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	30,134,228
Grade 2		3,236,856		—		—		—		3,236,856
Grade 3		6,785		—		—		—		6,785
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		33,377,869		—		—		—		33,377,869

Securities measured at fair value through other comprehensive income
Grade 1		84,728,241		—		—		—		84,728,241
Grade 2		6,006,766		—		—		—		6,006,766
Grade 3		3,970		—		—		—		3,970
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		90,738,977		—		—		—		90,738,977

	~~W~~	124,116,846	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	124,116,846

(In millions of Korean won)

	December 31, 2024
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Not impaired		Impaired
Securities measured at amortized cost *
Grade 1	~~W~~	33,733,935	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	33,733,935
Grade 2		3,396,100		—		—		—		3,396,100
Grade 3		913		—		—		—		913
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		37,130,948		—		—		—		37,130,948

Securities measured at fair value through other comprehensive income
Grade 1		81,797,910		—		—		—		81,797,910
Grade 2		6,933,807		—		—		—		6,933,807
Grade 3		4,279		—		—		—		4,279
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		88,735,996		—		—		—		88,735,996

	~~W~~	125,866,944	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	125,866,944

*	Before netting of allowance

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

4.2.5 Credit risk of securities (cont’d)

Credit qualities of securities other than equity securities, according to the credit ratings by external credit rating agencies as of June 30, 2025 and December 31, 2024 are as follows:

Credit quality	Domestic				Foreign
	KIS	NICE P&I	KAP	FnPricing Inc.	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB- or under	BB- or under	BB- or under	BB- or under	B or under	B or under	B2 or under

Credit qualities of debt securities denominated in Korean won are based on the lowest credit rating by the domestic credit rating agencies above, and those denominated in foreign currencies are based on the lowest credit rating by the foreign credit rating agencies above.

4.2.6 Credit risk of due from financial institutions

Credit qualities of due from financial institutions as of June 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)

	June 30, 2025
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Not impaired		Impaired
Due from financial institutions measured at amortized cost *
Grade 1	~~W~~	30,258,220	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	30,258,220
Grade 2		718,757		—		—		—		718,757
Grade 3		65,015		—		—		—		65,015
Grade 4		26		—		—		—		26
Grade 5		898,118		—		—		—		898,118

	~~W~~	31,940,136	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	31,940,136

(In millions of Korean won)

	December 31, 2024
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Not impaired		Impaired
Due from financial institutions measured at amortized cost *
Grade 1	~~W~~	26,483,963	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	26,483,963
Grade 2		583,640		—		—		—		583,640
Grade 3		62,223		—		—		—		62,223
Grade 4		18		—		—		—		18
Grade 5		661,849		—		—		—		661,849

	~~W~~	27,791,693	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	27,791,693

*	Before netting of allowance

The classification criteria of the credit qualities of due from financial institutions as of June 30, 2025 and December 31, 2024, are the same as the criteria for securities other than equity securities.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

4.2.7 Credit risk concentration analysis

4.2.7.1 Classifications of corporate loans by industry as of June 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)

	June 30, 2025
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	29,791,231	11.53	~~W~~	(301,350)	~~W~~	29,489,881
Manufacturing		55,921,960	21.65		(628,593)		55,293,367
Service		116,844,165	45.24		(1,180,208)		115,663,957
Wholesale and retail		31,334,852	12.13		(541,569)		30,793,283
Construction		6,393,392	2.48		(259,998)		6,133,394
Public sector		2,703,819	1.04		(64,260)		2,639,559
Others		15,323,902	5.93		(288,190)		15,035,712

	~~W~~	258,313,321	100.00	~~W~~	(3,264,168)	~~W~~	255,049,153

(In millions of Korean won)

	December 31, 2024
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	29,395,390	11.48	~~W~~	(258,612)	~~W~~	29,136,778
Manufacturing		55,635,406	21.73		(602,712)		55,032,694
Service		113,938,671	44.50		(1,132,799)		112,805,872
Wholesale and retail		31,112,210	12.15		(552,209)		30,560,001
Construction		6,782,310	2.65		(279,959)		6,502,351
Public sector		2,460,655	0.96		(66,475)		2,394,180
Others		16,713,448	6.53		(276,057)		16,437,391

	~~W~~	256,038,090	100.00	~~W~~	(3,168,823)	~~W~~	252,869,267

4.2.7.2 Classifications of retail loans and credit card receivables as of June 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)

	June 30, 2025
	Loans		%	Allowances		Carrying amount
Housing loan	~~W~~	108,728,143	47.63	~~W~~	(291,306)	~~W~~	108,436,837
General loan		96,743,779	42.39		(1,311,730)		95,432,049
Credit card		22,774,212	9.98		(818,684)		21,955,528

	~~W~~	228,246,134	100.00	~~W~~	(2,421,720)	~~W~~	225,824,414

(In millions of Korean won)

	December 31, 2024
	Loans		%	Allowances		Carrying amount
Housing loan	~~W~~	104,273,035	46.49	~~W~~	(283,861)	~~W~~	103,989,174
General loan		96,550,013	43.04		(1,303,956)		95,246,057
Credit card		23,478,474	10.47		(876,740)		22,601,734

	~~W~~	224,301,522	100.00	~~W~~	(2,464,557)	~~W~~	221,836,965

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

4.2.7.3 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by industry as of June 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	June 30, 2025
	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Finance and insurance	~~W~~	31,940,136	100.00	~~W~~	(1,488)	~~W~~	31,938,648

		31,940,136	100.00		(1,488)		31,938,648

Due from financial institutions measured at fair value through profit or loss
Finance and insurance		290,082	100.00		—		290,082

		290,082	100.00		—		290,082

Securities measured at fair value through profit or loss
Government and government funded institutions		27,532,518	33.61		—		27,532,518
Finance and insurance		40,442,118	49.36		—		40,442,118
Others		13,950,732	17.03		—		13,950,732

		81,925,368	100.00		—		81,925,368

Derivative financial assets
Government and government funded institutions		13,762	0.20		—		13,762
Finance and insurance		6,430,650	92.89		—		6,430,650
Others		478,461	6.91		—		478,461

		6,922,873	100.00		—		6,922,873

Securities measured at fair value through other comprehensive income
Government and government funded institutions		53,048,852	58.46		—		53,048,852
Finance and insurance		25,697,465	28.32		—		25,697,465
Others		11,992,660	13.22		—		11,992,660

		90,738,977	100.00		—		90,738,977

Securities measured at amortized cost
Government and government funded institutions		14,656,315	43.91		(866)		14,655,449
Finance and insurance		18,412,383	55.16		(14,244)		18,398,139
Others		309,171	0.93		(412)		308,759

		33,377,869	100.00		(15,522)		33,362,347

	~~W~~	245,195,305		~~W~~	(17,010)	~~W~~	245,178,295

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

4.2.7.3 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by industry as of June 30, 2025 and December 31, 2024, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2024
	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Finance and insurance	~~W~~	27,791,693	100.00	~~W~~	(1,572)	~~W~~	27,790,121

		27,791,693	100.00		(1,572)		27,790,121

Due from financial institutions measured at fair value through profit or loss
Finance and insurance		218,357	100.00		—		218,357

		218,357	100.00		—		218,357

Securities measured at fair value through profit or loss
Government and government funded institutions		25,543,224	34.63		—		25,543,224
Finance and insurance		35,810,087	48.54		—		35,810,087
Others		12,415,325	16.83		—		12,415,325

		73,768,636	100.00		—		73,768,636

Derivative financial assets
Government and government funded institutions		51,376	0.44		—		51,376
Finance and insurance		10,398,642	88.64		—		10,398,642
Others		1,280,749	10.92		—		1,280,749

		11,730,767	100.00		—		11,730,767

Securities measured at fair value through other comprehensive income
Government and government funded institutions		49,417,230	55.69		—		49,417,230
Finance and insurance		27,374,090	30.85		—		27,374,090
Others		11,944,676	13.46		—		11,944,676

		88,735,996	100.00		—		88,735,996

Securities measured at amortized cost
Government and government funded institutions		15,499,014	41.75		(787)		15,498,227
Finance and insurance		21,411,994	57.66		(16,228)		21,395,766
Others		219,940	0.59		(381)		219,559

		37,130,948	100.00		(17,396)		37,113,552

	~~W~~	239,376,397		~~W~~	(18,968)	~~W~~	239,357,429

Due from financial institutions, financial instruments at fair value through profit or loss linked to gold price, and derivative financial instruments are mostly related to the finance and insurance industry with high credit ratings.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

4.3 Liquidity Risk

4.3.1 Overview of liquidity risk

Liquidity risk is a risk that the Group becomes insolvent due to the mismatch between the inflow and outflow of funds, unexpected cash outflows, or a risk of loss due to financing funds at a high interest rate or disposing of securities at an unfavorable price due to lack of available funds. The Group manages its liquidity risk through analysis of the contractual maturity of interest-bearing assets and liabilities, assets and liabilities related to the other inflows and outflows of funds, and off-balance sheet items related to the inflows and outflows of funds such as currency derivative instruments and others.

4.3.2 Liquidity risk management and indicator

The liquidity risk is managed by risk management policies and liquidity risk management guidelines set forth in these policies that apply to all risk management policies and procedures that may arise throughout the overall business of the Group.

The Group calculates and manages liquidity ratio and others for all transactions and off-balance transactions related to liquidity, that affect the cash flows in Korean won and foreign currency funds raised and operated for the management of liquidity risks and periodically reports them to the Risk Management Committee.

4.3.3 Analysis of remaining contractual maturity of financial liabilities

The cash flows disclosed in the maturity analysis are undiscounted contractual amounts including principal and future interest payments; as such, amounts in the table below do not match with those in the consolidated statements of financial position which are based on discounted cash flows. The future interest payments for floating-rate liabilities are calculated on the assumption that the current interest rate is the same until maturity.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

4.3.3.1 Remaining contractual maturity of financial liabilities other than derivatives held for cash flow hedge, and off-balance sheet items as of June 30, 2025 and December 31 2024, are as follows:

(In millions of Korean won)	June 30, 2025
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities at fair value through profit or loss [1]	~~W~~	2,636,337	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,636,337
Financial liabilities designated at fair value through profit or loss [1]		7,649,945		—		—		—		—		—		7,649,945
Derivatives held for trading [1]		6,175,175		—		—		—		—		—		6,175,175
Derivatives held for hedging [2]		28,189		3,915		5,547		26,630		41,239		(1,477)		104,043
Deposits [3]		187,118,703		38,761,056		51,588,406		142,752,190		29,220,189		1,339,685		450,780,229
Borrowings		11,262,461		20,916,794		8,893,122		18,730,499		10,147,844		1,187,916		71,138,636
Debentures		1,079		4,883,520		6,246,554		21,591,190		42,609,876		3,551,784		78,884,003
Lease liabilities		554		30,586		58,211		239,911		636,361		73,981		1,039,604
Other financial liabilities		113,430		39,463,489		133,266		302,608		1,173,476		129,293		41,315,562

	~~W~~	214,985,873	~~W~~	104,059,360	~~W~~	66,925,106	~~W~~	183,643,028	~~W~~	83,828,985	~~W~~	6,281,182	~~W~~	659,723,534

Off-balance sheet items
Commitments [4]	~~W~~	212,325,305	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	212,325,305
Acceptances and guarantees contracts		15,182,595		—		—		—		—		—		15,182,595
Financial guarantee contracts [5]		6,693,068		—		—		—		—		—		6,693,068

	~~W~~	234,200,968	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	234,200,968

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

4.3.3.1 Remaining contractual maturity of financial liabilities other than derivatives held for cash flow hedge, and off-balance sheet items as of June 30, 2025 and December 31 2024, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2024
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities at fair value through profit or loss [1]	~~W~~	2,717,732	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,717,732
Financial liabilities designated at fair value through profit or loss [1]		8,002,499		—		—		—		—		—		8,002,499
Derivatives held for trading [1]		11,409,695		—		—		—		—		—		11,409,695
Derivatives held for hedging [2]		—		7,538		12,221		85,101		64,760		(3,206)		166,414
Deposits [3]		181,232,114		41,663,882		57,643,486		137,677,588		24,822,029		1,437,036		444,476,135
Borrowings		10,613,810		17,508,577		7,562,405		22,180,471		10,360,622		1,263,467		69,489,352
Debentures		1,113		4,138,143		6,683,638		21,458,905		42,772,744		5,955,515		81,010,058
Lease liabilities		196		30,683		56,903		227,390		606,547		122,502		1,044,221
Other financial liabilities		108,979		22,138,250		147,660		331,842		1,174,845		171,549		24,073,125

	~~W~~	214,086,138	~~W~~	85,487,073	~~W~~	72,106,313	~~W~~	181,961,297	~~W~~	79,801,547	~~W~~	8,946,863	~~W~~	642,389,231

Off-balance sheet items
Commitments [4]	~~W~~	212,695,995	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	212,695,995
Acceptances and guarantees contracts		16,250,243		—		—		—		—		—		16,250,243
Financial guarantee contracts [5]		6,674,740		—		—		—		—		—		6,674,740

	~~W~~	235,620,978	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	235,620,978

[1]

Financial liabilities measured or designated at fair value through profit or loss and derivatives held for trading are not managed by contractual maturity because they are expected to be traded or redeemed before maturity. Therefore, the carrying amounts of those financial instruments are included in the ‘On demand’ category.

[2]	Cash flows of derivatives held for hedging are shown at net amount of cash inflows and outflows by remaining contractual maturity.
[3]	Deposits that are contractually repayable on demand or on short notice are included in the ‘On demand’ category.
[4]	Commitments are included in the ‘On demand’ category because payments can be requested at any time.
[5]	Cash flows under financial guarantee contracts are classified based on the earliest period that the contract can be executed.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

4.4 Market Risk

4.4.1 Concept

Market risk refers to risks that can result in losses due to changes in market factors such as interest rate, stock price, and foreign exchange rate, etc., which arise from securities, derivatives, and others. The most significant risks associated with trading positions are interest rate risk, currency risk, and additional risks include stock price risk. The non-trading position is also exposed to interest rate risk. The Group manages the market risks by dividing them into those arising from the trading position and those arising from the non-trading position.

4.4.2 Risk management

The Group sets and monitors internal capital limits for market risk and interest rate risk to manage the risks of trading and non-trading positions. In order to manage market risk efficiently, the Group maintains risk management systems and procedures such as trading policies and procedures, market risk management guidelines for trading positions, and interest rate risk management guidelines for non-trading positions. The entire process is carried out through consultation with the Risk Management Council and approval by the Risk Management Committee of the Group. However, insurance companies that are engaged in the insurance business are not subject to these guidelines and are monitored by setting internal capital limits for market risk and interest rate risk based on K-ICS.

In the case of Kookmin Bank, a major subsidiary, the Risk Management Council establishes and enforces overall market risk management policies for market risk management and decides to establish position limits, loss limits, VaR limits, and approves non-standard new products. In addition, the Market Risk Management Subcommittee, chaired by Chief Risk Officer (“CRO”), is a practical decision-making body for market risk management and determines position limits, loss limits, VaR limits, sensitivity limits, and scenario loss limits for each department of the business group.

Kookmin Bank’s Asset-Liability Management Committee (“ALCO”) determines interest rate and commission operating standards and Asset Liability Management (“ALM”) operation policies and enacts and revises relevant guidelines. The Risk Management Committee and the Risk Management Council monitor the establishment and enforcement of ALM risk management policies and enact and revise ALM risk management guidelines. Interest rate risk limits are set based on future asset and liability positions and expected interest rate volatility, which reflect annual business plans. The Financial Planning Department and the Risk Management Department regularly measure and monitor interest rate risk and report the status and limit of interest rate risk including changes in Economic Value of Equity (“ΔEVE”), changes in Net Interest Income (“ΔNII”), and duration gap to the ALCO and the Risk Management Council on a monthly basis, and to the Risk Management Committee on a quarterly basis. To ensure the adequacy of interest rate risk and liquidity risk management, the Risk Management Department assigns the limits, monitors and reviews the procedures and tasks of ALM operations conducted by the ALM department, and reports related matters to the management independently.

Kookmin Bank is closely monitoring the outputs of various industry groups and markets that manage the transition to the new interest rate benchmark, including announcements by regulation authority and various consultative bodies related to the transition to alternative interest rate. In response to these announcements, Kookmin Bank has completed most of the transition and replacement plans according to LIBOR transition programs and plans consisting of major business areas such as finance, accounting, tax, legal, IT, and risk. The program is under the control of the CFO and related matters are reported to the Board of Directors and consultative bodies with senior management as members. Kookmin Bank continues its efforts as a market participant to actively express opinions so that the index interest rate benchmark reform can be carried out in the direction of minimizing the financial and non-financial impacts and operational risks and minimizing confusion among stakeholders.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

4.5 Operational Risk

4.5.1 Concept

Operational risk of the Group refers to the risk of loss that may occur due to improper or incorrect internal procedures, personnel, systems or external events. Operational risk management plays a role in enhancing the stability and soundness of financial institutions by managing the appropriate level of capital and supplementing the internal control system.

4.5.2 Risk management

The purpose of operational risk management is not only to comply with supervisory and regulatory requirements, but also to spread risk management culture, strengthen internal control, improve processes, and provide timely feedback to management and all employees. The Parent Company manages the Group’s overall operational risk, and each subsidiary establishes and implements operational risk management policies according to its own risk level and implements and operates related systems. The Group Risk Management Committee establishes and allocates risk capital of operational risk for each subsidiary, and subsidiaries manage operational risks at an appropriate level within the allocated risk capital.

5. Segment Information

5.1 Overall Segment Information and Business Segments

The Group classifies reporting segments based on the nature of the products and services provided, the type of customer, and the Group’s management organization.

Banking business	Corporate banking	Loans, deposit products, and other related financial services to large, small and medium-sized enterprises and SOHOs

	Retail banking	Loans, deposit products, and other related financial services to individuals and households

	Other banking services	Trading activities in securities and derivatives, funding, and other supporting activities

Securities business		Investment banking, brokerage services, and other supporting activities

Non-life insurance business		Non-life insurance and other supporting activities

Credit card business		Credit sale, cash advance, card loan, and other supporting activities

Life insurance business		Life insurance and other supporting activities

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

5.1 Overall Segment Information and Business Segments (cont’d)

Financial information by business segments for the six-month periods ended June 30, 2025 and 2024, are as follows:

(In millions of Korean won)
	2025
	Banking business								Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustments		Total
	Corporate banking		Retail banking		Other banking services		Sub-total
Net operating revenues (expenses) from external customers	~~W~~	2,348,693	~~W~~	1,952,609	~~W~~	1,495,731	~~W~~	5,797,033	~~W~~	1,056,129	~~W~~	685,033	~~W~~	1,007,830	~~W~~	195,742	~~W~~	350,201	~~W~~	—	~~W~~	9,091,968
Intersegment net operating revenues (expenses)		75,071		—		(127,556)		(52,485)		1,997		142,160		(56,780)		32,924		365,564		(433,380)		—

		2,423,764		1,952,609		1,368,175		5,744,548		1,058,126		827,193		951,050		228,666		715,765		(433,380)		9,091,968

Net interest income (expenses)		2,917,852		1,748,931		537,545		5,204,328		324,377		(16,671)		823,059		(54,003)		295,860		(208,259)		6,368,691
Interest income		5,682,047		3,780,657		1,617,398		11,080,102		886,098		488,355		1,218,722		340,593		770,001		(44,297)		14,739,574
Interest expense		(2,764,195)		(2,031,726)		(1,079,853)		(5,875,774)		(561,721)		(505,026)		(395,663)		(394,596)		(474,141)		(163,962)		(8,370,883)
Net fee and commission income (expenses)		225,125		161,294		185,673		572,092		410,418		(20,321)		343,915		5,174		683,335		(28,629)		1,965,984
Fee and commission income		321,168		230,094		242,730		793,992		531,950		2,789		860,879		9,887		756,761		(179,059)		2,777,199
Fee and commission expense		(96,043)		(68,800)		(57,057)		(221,900)		(121,532)		(23,110)		(516,964)		(4,713)		(73,426)		150,430		(811,215)
Net insurance income		—		—		—		—		—		561,428		3,557		246,454		—		38,450		849,889
Insurance income		—		—		—		—		—		5,655,497		7,004		504,814		—		(22,901)		6,144,414
Insurance expense		—		—		—		—		—		(5,094,069)		(3,447)		(258,360)		—		61,351		(5,294,525)
Net gains (losses) on financial instruments at fair value through profit or loss		(28,795)		—		602,837		574,042		307,683		264,836		830		564,997		388,006		11,969		2,112,363
Net other insurance finance income (expenses)		—		—		—		—		—		5,212		—		(418,502)		—		(1)		(413,291)
Net other operating income (expenses)		(690,418)		42,384		42,120		(605,914)		15,648		32,709		(220,311)		(115,454)		(651,436)		(246,910)		(1,791,668)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

5.1 Overall Segment Information and Business Segments (cont’d)

(In millions of Korean won)
	2025
	Banking business								Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustments		Total
	Corporate banking		Retail banking		Other banking services		Sub-total
General and administrative expenses	~~W~~	(911,607)	~~W~~	(881,637)	~~W~~	(385,370)	~~W~~	(2,178,614)	~~W~~	(537,210)	~~W~~	(73,913)	~~W~~	(291,431)	~~W~~	(79,642)	~~W~~	(252,977)	~~W~~	58,526	~~W~~	(3,355,261)
Operating income (expenses) before provision for credit losses		1,512,157		1,070,972		982,805		3,565,934		520,916		753,280		659,619		149,024		462,788		(374,854)		5,736,707
Reversal (provision) of credit losses		(497,430)		(117,084)		(6,086)		(620,600)		(81,982)		1,265		(418,857)		(1,109)		(180,462)		(8,963)		(1,310,708)
Net operating income (expenses)		1,014,727		953,888		976,719		2,945,334		438,934		754,545		240,762		147,915		282,326		(383,817)		4,425,999
Share of profit (loss) of associates and joint ventures		—		—		4,795		4,795		(7,957)		1,164		601		(334)		3,541		8,451		10,261
Net other non-operating income (expenses)		(2,619)		—		(36,262)		(38,881)		25,831		1,615		(2,813)		3,580		236,393		(12,238)		213,487
Segment profit (loss) before income tax expense		1,012,108		953,888		945,252		2,911,248		456,808		757,324		238,550		151,161		522,260		(387,604)		4,649,747
Income tax benefit (expense)		(265,990)		(228,906)		(246,512)		(741,408)		(117,179)		(198,873)		(56,790)		(34,684)		(63,081)		8,970		(1,203,045)

Profit (loss) for the period	~~W~~	746,118	~~W~~	724,982	~~W~~	698,740	~~W~~	2,169,840	~~W~~	339,629	~~W~~	558,451	~~W~~	181,760	~~W~~	116,477	~~W~~	459,179	~~W~~	(378,634)	~~W~~	3,446,702

Profit (loss) attributable to shareholders of the Parent Company		737,223		724,982		725,400		2,187,605		338,865		558,141		181,269		116,477		458,335		(404,999)		3,435,693
Profit (loss) attributable to non-controlling interests		8,895		—		(26,660)		(17,765)		764		310		491		—		844		26,365		11,009
Total assets *		239,934,262		180,079,215		154,593,636		574,607,113		71,121,901		42,708,754		29,363,141		35,770,127		66,959,236		(39,907,608)		780,622,664
Total liabilities *		214,176,955		214,463,039		107,414,418		536,054,412		64,225,870		37,204,486		23,912,165		32,946,848		27,425,487		(2,100,553)		719,668,715

*	Assets and liabilities of the reporting segments are amounts before intersegment transactions.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

5.1 Overall Segment Information and Business Segments (cont’d)

(In millions of Korean won)
	2024
	Banking business
	Corporate banking		Retail banking		Other banking services		Sub-total		Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustments		Total
Net operating revenues (expenses) from external customers	~~W~~	2,666,526	~~W~~	2,081,554	~~W~~	203,438	~~W~~	4,951,518	~~W~~	994,310	~~W~~	972,720	~~W~~	1,059,224	~~W~~	261,446	~~W~~	612,304	~~W~~	—	~~W~~	8,851,522
Intersegment net operating revenues (expenses)		82,528		—		319,206		401,734		(14,997)		(111,677)		(29,920)		(3,762)		172,151		(413,529)		—

		2,749,054		2,081,554		522,644		5,353,252		979,313		861,043		1,029,304		257,684		784,455		(413,529)		8,851,522

Net interest income (expenses)		2,895,623		1,642,484		594,706		5,132,813		302,553		(38,649)		815,515		(76,588)		371,106		(110,512)		6,396,238
Interest income		6,064,559		3,883,822		1,687,619		11,636,000		885,928		438,815		1,209,524		313,610		796,349		(55,338)		15,224,888
Interest expense		(3,168,936)		(2,241,338)		(1,092,913)		(6,503,187)		(583,375)		(477,464)		(394,009)		(390,198)		(425,243)		(55,174)		(8,828,650)
Net fee and commission income (expenses)		214,861		125,423		221,060		561,344		376,643		(17,320)		385,539		3,627		623,067		(23,172)		1,909,728
Fee and commission income		303,182		195,984		276,742		775,908		495,750		4,375		904,174		7,933		696,256		(157,492)		2,726,904
Fee and commission expense		(88,321)		(70,561)		(55,682)		(214,564)		(119,107)		(21,695)		(518,635)		(4,306)		(73,189)		134,320		(817,176)
Net insurance income		—		—		—		—		—		749,261		4,144		249,433		—		32,230		1,035,068
Insurance income		—		—		—		—		—		5,103,973		9,298		483,264		—		(19,007)		5,577,528
Insurance expense		—		—		—		—		—		(4,354,712)		(5,154)		(233,831)		—		51,237		(4,542,460)
Net gains (losses) on financial instruments at fair value through profit or loss		17,147		—		180,736		197,883		224,044		174,184		6,934		316,886		17,288		(366,509)		570,710
Net other insurance finance income (expenses)		—		—		—		—		—		(16,963)		—		(352,691)		—		—		(369,654)
Net other operating income (expenses)		(378,577)		313,647		(473,858)		(538,788)		76,073		10,530		(182,828)		117,017		(227,006)		54,434		(690,568)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

5.1 Overall Segment Information and Business Segments (cont’d)

(In millions of Korean won)	2024
	Banking business								Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustments		Total
	Corporate banking		Retail banking		Other banking services		Sub-total
General and administrative expenses	~~W~~	(931,803)	~~W~~	(918,929)	~~W~~	(291,249)	~~W~~	(2,141,981)	~~W~~	(486,291)	~~W~~	(64,701)	~~W~~	(289,635)	~~W~~	(60,841)	~~W~~	(240,107)	~~W~~	61,429	~~W~~	(3,222,127)
Operating income before provision for credit losses		1,817,251		1,162,625		231,395		3,211,271		493,022		796,342		739,669		196,843		544,348		(352,100)		5,629,395
Reversal (provision) of credit losses		(257,211)		(95,828)		3,699		(349,340)		(67)		(12,100)		(418,377)		502		(210,432)		8,726		(981,088)
Net operating income (expenses)		1,560,040		1,066,797		235,094		2,861,931		492,955		784,242		321,292		197,345		333,916		(343,374)		4,648,307
Share of profit (loss) of associates and joint ventures		—		—		4,252		4,252		(13,748)		1,028		611		(131)		1,505		4,370		(2,113)
Net other non-operating income (expenses)		(51,135)		—		(807,551)		(858,686)		(6,221)		(7,889)		17,077		4,674		(3,114)		(24,709)		(878,868)
Segment profit (loss) before income tax expense		1,508,905		1,066,797		(568,205)		2,007,497		472,986		777,381		338,980		201,888		332,307		(363,713)		3,767,326
Income tax benefit (expense)		(420,633)		(266,625)		146,093		(541,165)		(96,251)		(205,601)		(85,401)		(56,193)		(45,292)		29,544		(1,000,359)

Profit (loss) for the period	~~W~~	1,088,272	~~W~~	800,172	~~W~~	(422,112)	~~W~~	1,466,332	~~W~~	376,735	~~W~~	571,780	~~W~~	253,579	~~W~~	145,695	~~W~~	287,015	~~W~~	(334,169)	~~W~~	2,766,967

Profit (loss) attributable to shareholders of the Parent Company		1,077,748		800,172		(372,062)		1,505,858		376,131		571,427		255,715		145,695		285,721		(366,116)		2,774,431
Profit (loss) attributable to non-controlling interests		10,524		—		(50,050)		(39,526)		604		353		(2,136)		—		1,294		31,947		(7,464)
Total assets *		239,124,552		176,075,559		147,687,069		562,887,180		63,384,388		40,776,375		30,541,628		34,047,554		64,172,457		(37,964,050)		757,845,532
Total liabilities *		222,291,921		210,839,098		91,728,841		524,859,860		56,498,405		34,982,352		25,236,826		30,984,398		27,995,907		(2,527,397)		698,030,351

*	Assets and liabilities of the reporting segments are amounts before intersegment transactions as of December 31, 2024.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

5.2 Services and Geographical Segments

5.2.1 Services information

Net operating revenues from external customers by service for the six-month periods ended June 30, 2025 and 2024, are as follows:

(In millions of Korean won)
	2025		2024
Banking service	~~W~~	5,797,033	~~W~~	4,951,518
Securities service		1,056,129		994,310
Non-life insurance service		685,033		972,720
Credit card service		1,007,830		1,059,224
Life insurance service		195,742		261,446
Others		350,201		612,304

	~~W~~	9,091,968	~~W~~	8,851,522

5.2.2 Geographical information

Geographical net operating revenues from external for the six-month periods ended June 30, 2025 and 2024, and major non-current assets as of June 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)
	Net operating revenues from external customers				Major non-current assets
	2025		2024		June 30, 2025		December 31, 2024
Domestic	~~W~~	8,304,994	~~W~~	8,135,075	~~W~~	9,101,277	~~W~~	9,915,068
United States		35,535		75,016		32,018		35,576
New Zealand		1,351		6,976		750		829
China		83,415		97,575		22,464		22,271
Cambodia		360,338		276,687		90,881		101,879
United Kingdom		32,880		33,623		11,507		9,023
Indonesia		145,369		170,954		396,881		430,632
Others		128,086		55,616		30,896		35,746
Consolidation adjustments		—		—		525,736		564,851

	~~W~~	9,091,968	~~W~~	8,851,522	~~W~~	10,212,410	~~W~~	11,115,875

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

6. Financial Assets and Financial Liabilities

6.1 Classification and Fair Value of Financial Instruments

6.1.1 Carrying amount and fair value of financial assets and liabilities by category as of June 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	June 30, 2025
	Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	~~W~~	34,118,314	~~W~~	34,121,667
Financial assets at fair value through profit or loss:		88,393,886		88,393,886
Due from financial institutions		66,069		66,069
Debt securities		81,925,368		81,925,368
Equity securities		5,159,331		5,159,331
Loans		1,019,105		1,019,105
Others		224,013		224,013
Derivatives held for trading		6,446,040		6,446,040
Derivatives held for hedging		476,833		476,833
Loans measured at amortized cost		478,247,445		480,638,453
Securities measured at amortized cost		33,362,347		33,063,201
Financial assets at fair value through other comprehensive income:		96,698,844		96,698,844
Debt securities		90,738,977		90,738,977
Equity securities		4,352,850		4,352,850
Loans		1,607,017		1,607,017
Other financial assets		24,217,542		24,217,542

	~~W~~	761,961,251	~~W~~	764,056,466

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,636,337	~~W~~	2,636,337
Financial liabilities designated at fair value through profit or loss		7,649,945		7,649,945
Derivatives held for trading		6,175,175		6,175,175
Derivatives held for hedging		157,123		157,123
Deposits		442,086,824		442,778,251
Borrowings		69,921,065		69,951,295
Debentures		74,120,211		74,678,642
Other financial liabilities		52,392,978		52,392,978

	~~W~~	655,139,658	~~W~~	656,419,746

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

6.1.1 Carrying amount and fair value of financial assets and liabilities by category as of June 30, 2025 and December 31, 2024, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2024
	Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	~~W~~	29,869,111	~~W~~	29,869,335
Financial assets at fair value through profit or loss:		79,450,093		79,450,093
Due from financial institutions		59,838		59,838
Debt securities		73,768,636		73,768,636
Equity securities		4,275,337		4,275,337
Loans		1,187,763		1,187,763
Others		158,519		158,519
Derivatives held for trading		10,954,870		10,954,870
Derivatives held for hedging		775,897		775,897
Loans measured at amortized cost		472,071,840		473,234,273
Securities measured at amortized cost		37,113,552		36,572,012
Financial assets at fair value through other comprehensive income:		93,895,912		93,895,912
Debt securities		88,735,996		88,735,996
Equity securities		3,713,288		3,713,288
Loans		1,446,628		1,446,628
Other financial assets		14,404,227		14,404,227

	~~W~~	738,535,502	~~W~~	739,156,619

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,717,732	~~W~~	2,717,732
Financial liabilities designated at fair value through profit or loss		8,002,499		8,002,499
Derivatives held for trading		11,409,695		11,409,695
Derivatives held for hedging		373,799		373,799
Deposits		435,687,897		435,991,820
Borrowings		68,077,012		68,046,196
Debentures		76,171,257		76,583,392
Other financial liabilities		33,594,883		33,594,883

	~~W~~	636,034,774	~~W~~	636,720,016

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The Group discloses the fair value of each class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

6.1.1 Carrying amount and fair value of financial assets and liabilities by category as of June 30, 2025 and December 31, 2024, are as follows: (cont’d)

Methods of determining fair value of financial instruments are as follows:

Cash and due from financial institutions	Fair value of cash is same as carrying amount. Carrying amount of demand deposit and settlement deposit is a reasonable approximation of fair value because these financial instruments do not have a fixed maturity and are receivable on demand. Fair value of general deposit is measured using Discounted Cash Flow (“DCF”) Model.

Securities	Fair value of securities and others that are traded in an active market is determined using the quoted prices. If there is no quoted price, fair value is determined using external professional valuation institutions. The institutions use one or more valuation techniques that are deemed appropriate considering the characteristics of the financial instruments among DCF Model, Free Cash Flow to Equity Model, Comparable Company Analysis, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Loans	Fair value of loans is determined using DCF Model discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Derivatives and financial instruments at fair value through profit or loss	Fair value of exchange traded derivatives is determined using quoted price in an active market, and fair value of OTC derivatives is determined using valuation techniques. The Group uses internally developed valuation models that are widely used by market participants to determine fair value of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including Finite Difference Method (“FDM”), MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Closed Form, and Tree Model or valuation results from independent external professional valuation institutions.

Deposits	Carrying amount of demand deposits is a reasonable approximation of fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using DCF Model discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Borrowings	Carrying amount of overdrafts in foreign currency is a reasonable approximation of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other borrowings is determined using DCF Model.

Debentures	Fair value is determined using valuation results of external professional valuation institutions, which are calculated using market inputs.

Other financial assets and other financial liabilities	Carrying amount is a reasonable approximation of fair value because other financial assets and other financial liabilities are temporary accounts used for other various transactions and their maturities are relatively short or not defined.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

6.1.2 Fair value hierarchy

The Group believes that valuation techniques used for measuring the fair value of financial instruments are reasonable and that the fair value recognized in the consolidated statement of financial position is appropriate. However, the fair value of the financial instruments recognized in the consolidated statement of financial position may be different if other valuation techniques or assumptions are used. Additionally, as there are a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Group classifies and discloses fair value of the financial instruments into the three fair value levels as follows:

Level 1: The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2: The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: The fair values are based on unobservable inputs for the asset or liability.

The fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. If an observable input requires an adjustment using an unobservable input and that adjustment results in a significantly higher or lower fair value measurement, the resulting measurement would be categorized within Level 3 of the fair value hierarchy.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position

Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position as of June 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	June 30, 2025
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
Financial assets
Financial assets at fair value through profit or loss:	~~W~~	28,718,452	~~W~~	39,322,327	~~W~~	20,353,107	~~W~~	88,393,886
Due from financial institutions		—		—		66,069		66,069
Debt securities		25,019,812		39,150,337		17,755,219		81,925,368
Equity securities		3,474,627		171,990		1,512,714		5,159,331
Loans		—		—		1,019,105		1,019,105
Others		224,013		—		—		224,013
Derivatives held for trading		297,292		5,908,592		240,156		6,446,040
Derivatives held for hedging		—		476,833		—		476,833
Financial assets at fair value through other comprehensive income:		47,015,587		48,055,543		1,627,714		96,698,844
Debt securities		46,218,116		44,520,861		—		90,738,977
Equity securities		797,471		1,927,665		1,627,714		4,352,850
Loans		—		1,607,017		—		1,607,017

	~~W~~	76,031,331	~~W~~	93,763,295	~~W~~	22,220,977	~~W~~	192,015,603

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,636,337	~~W~~	—	~~W~~	—	~~W~~	2,636,337
Financial liabilities designated at fair value through profit or loss		411,177		1,141,632		6,097,136		7,649,945
Derivatives held for trading		335,243		5,353,462		486,470		6,175,175
Derivatives held for hedging		—		157,123		—		157,123

	~~W~~	3,382,757	~~W~~	6,652,217	~~W~~	6,583,606	~~W~~	16,618,580

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position (cont’d)

(In millions of Korean won)	December 31, 2024
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
Financial assets
Financial assets at fair value through profit or loss:	~~W~~	25,554,893	~~W~~	33,768,117	~~W~~	20,127,083	~~W~~	79,450,093
Due from financial institutions		—		—		59,838		59,838
Debt securities		22,775,948		33,630,189		17,362,499		73,768,636
Equity securities		2,620,426		137,928		1,516,983		4,275,337
Loans		—		—		1,187,763		1,187,763
Others		158,519		—		—		158,519
Derivatives held for trading		20,637		10,682,718		251,515		10,954,870
Derivatives held for hedging		—		775,897		—		775,897
Financial assets at fair value through other comprehensive income:		43,858,598		48,537,327		1,499,987		93,895,912
Debt securities		43,319,466		45,416,530		—		88,735,996
Equity securities		539,132		1,674,169		1,499,987		3,713,288
Loans		—		1,446,628		—		1,446,628

	~~W~~	69,434,128	~~W~~	93,764,059	~~W~~	21,878,585	~~W~~	185,076,772

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,717,732	~~W~~	—	~~W~~	—	~~W~~	2,717,732
Financial liabilities designated at fair value through profit or loss		300,489		1,529,492		6,172,518		8,002,499
Derivatives held for trading		353,074		10,458,585		598,036		11,409,695
Derivatives held for hedging		—		373,799		—		373,799

	~~W~~	3,371,295	~~W~~	12,361,876	~~W~~	6,770,554	~~W~~	22,503,725

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position (cont’d)

Valuation techniques and inputs of financial assets and liabilities classified as Level 2 and measured at fair value in the consolidated statements of financial position as of June 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	June 30, 2025
	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss:	~~W~~	39,322,327
Debt securities		39,150,337	DCF Model, Closed Form, Monte Carlo Simulation, Black-Scholes Model, Hull-white Model, Net Asset Value Method, Binomial Model, and others	Projected cash flow, Fair value of assets acquired, Dividend yield, Price of underlying asset, Interest rate, Discount rate, Volatility, Correlation coefficient, and others
Equity securities		171,990	DCF Model	Interest rate, Discount rate, and others
Derivatives held for trading		5,908,592	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Black-Scholes Model, Hull-white Model, Option Model, and others	Price of underlying asset, Underlying asset index, Interest rate, Volatility, Foreign exchange rate, Discount rate, and others
Derivatives held for hedging		476,833	DCF Model, Closed Form, FDM	Projected cash flow, Discount rate, Volatility, Foreign exchange rate, Risk free interest rate, and others
Financial assets at fair value through other comprehensive income:		48,055,543
Debt securities		44,520,861	DCF Model, Option Model	Underlying asset index, Interest rate, Discount rate, and others
Equity securities		1,927,665	DCF Model	Interest rate, Discount rate, and others
Loans		1,607,017	DCF Model	Discount rate

	~~W~~	93,763,295

Financial liabilities
Financial liabilities designated at fair value through profit or loss	~~W~~	1,141,632	DCF Model, Closed Form, Monte Carlo Simulation, Black-Scholes Model, Hull-white Model, and others	Price of underlying asset, Interest rate, Dividend yield, Volatility, Discount rate
Derivatives held for trading		5,353,462	DCF Model, Closed Form, Monte Carlo Simulation, Black-Scholes Model, Hull-white Model, and others	Price of underlying asset, Interest rate, Foreign exchange rate, Credit spread, Discount rate, Volatility, and others
Derivatives held for hedging		157,123	DCF Model, Closed Form, FDM	Projected cash flow, Discount rate, Volatility, Foreign exchange rate, Risk free interest rate, and others

	~~W~~	6,652,217

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position (cont’d)

(In millions of Korean won)	December 31, 2024
	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss:	~~W~~	33,768,117
Debt securities		33,630,189	DCF Model, Closed form fomula, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Net Asset Value Method, Binomial Model, and others	Projected cash flow, Fair value of assets acquired, Dividend yield, Price of underlying asset, Interest rate, Discount rate, Volatility, Correlation coefficient, and others
Equity securities		137,928	DCF Model	Interest rate, Discount rate, and others
Derivatives held for trading		10,682,718	DCF Model, Closed form fomula, FDM, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Option Model, and others	Price of underlying asset, Underlying asset index, Interest rate, Volatility, Foreign exchange rate, Discount rate, and others
Derivatives held for hedging		775,897	DCF Model, Closed Form, FDM	Projected cash flow, Discount rate, Forward foreign exchange rate, Volatility, Foreign exchange rate, CRS interest rate, and others
Financial assets at fair value through other comprehensive income:		48,537,327
Debt securities		45,416,530	DCF Model, Option Model	Underlying asset index, Interest rate, Discount rate
Equity securities		1,674,169	DCF Model	Interest rate, Discount rate
Loans		1,446,628	DCF Model	Discount rate

	~~W~~	93,764,059

Financial liabilities
Financial liabilities designated at fair value through profit or loss	~~W~~	1,529,492	DCF Model, Closed form fomula, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, and others	Price of underlying asset, Interest rate, Dividend yield, Volatility, Discount rate
Derivatives held for trading		10,458,585	DCF Model, Closed form fomula, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, and others	Interest rate, Price of underlying asset, Foreign exchange rate, Credit spread, Discount rate, Volatility, and others
Derivatives held for hedging		373,799	DCF Model, Closed Form, FDM	Projected cash flow, Discount rate, Forward foreign exchange rate, Volatility, Foreign exchange rate, Risk free interest rate, and others

	~~W~~	12,361,876

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed

Fair value hierarchy of financial assets and liabilities whose fair value is disclosed as of June 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	June 30, 2025
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
Financial assets
Cash and due from financial institutions [1]	~~W~~	2,639,400	~~W~~	29,204,324	~~W~~	2,277,943	~~W~~	34,121,667
Loans measured at amortized cost		—		69,700		480,568,753		480,638,453
Securities measured at amortized cost [2]		3,166,908		29,859,813		36,480		33,063,201
Other financial assets [2]		—		—		24,217,542		24,217,542

	~~W~~	5,806,308	~~W~~	59,133,837	~~W~~	507,100,718	~~W~~	572,040,863

Financial liabilities
Deposits [1]	~~W~~	—	~~W~~	179,777,506	~~W~~	263,000,745	~~W~~	442,778,251
Borrowings [3]		—		3,424,539		66,526,756		69,951,295
Debentures		—		65,548,423		9,130,219		74,678,642
Other financial liabilities [2]		—		—		52,392,978		52,392,978

	~~W~~	—	~~W~~	248,750,468	~~W~~	391,050,698	~~W~~	639,801,166

(In millions of Korean won)	December 31, 2024
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
Financial assets
Cash and due from financial institutions [1]	~~W~~	2,353,334	~~W~~	24,731,260	~~W~~	2,784,741	~~W~~	29,869,335
Loans measured at amortized cost		—		106,823		473,127,450		473,234,273
Securities measured at amortized cost [2]		4,746,587		31,799,265		26,160		36,572,012
Other financial assets [2]		—		—		14,404,227		14,404,227

	~~W~~	7,099,921	~~W~~	56,637,348	~~W~~	490,342,578	~~W~~	554,079,847

Financial liabilities
Deposits [1]	~~W~~	—	~~W~~	174,567,804	~~W~~	261,424,016	~~W~~	435,991,820
Borrowings [3]		—		4,441,612		63,604,584		68,046,196
Debentures		—		67,455,577		9,127,815		76,583,392
Other financial liabilities [2]		—		—		33,594,883		33,594,883

	~~W~~	—	~~W~~	246,464,993	~~W~~	367,751,298	~~W~~	614,216,291

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximations of fair value.
[2]	The amounts included in Level 3 are the carrying amounts which are reasonable approximations of fair value.
[3]

Borrowings of ~~W~~ 8,092 million and ~~W~~ 15,155 million included in Level 2 are the carrying amounts which are reasonable approximations of fair value as of June 30, 2025 and December 31, 2024, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed (cont’d)

For financial assets and liabilities whose carrying amount is a reasonable approximation of fair value, valuation techniques and inputs are not disclosed.

Valuation techniques and inputs of financial assets and liabilities classified as Level 2, and whose fair value is disclosed as of June 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	June 30, 2025
	Fair value		Valuation techniques	Inputs
Financial assets
Loans measured at amortized cost	~~W~~	69,700	DCF Model	Discount rate
Securities measured at amortized cost		29,859,813	DCF Model, MonteCarlo Simulation	Discount rate, Interest rate

	~~W~~	29,929,513

Financial liabilities
Borrowings	~~W~~	3,416,447	DCF Model	Discount rate
Debentures		65,548,423	DCF Model	Discount rate

	~~W~~	68,964,870

(In millions of Korean won)	December 31, 2024
	Fair value		Valuation techniques	Inputs
Financial assets
Loans measured at amortized cost	~~W~~	106,823	DCF Model	Discount rate
Securities measured at amortized cost		31,799,265	DCF Model, MonteCarlo Simulation	Discount rate, Interest rate

	~~W~~	31,906,088

Financial liabilities
Borrowings	~~W~~	4,426,457	DCF Model	Discount rate
Debentures		67,455,577	DCF Model	Discount rate

	~~W~~	71,882,034

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed (cont’d)

Valuation techniques and inputs of financial assets and liabilities classified as Level 3, and whose fair value is disclosed as of June 30, 2025 and December 31, 2024 are as follows:

(In millions of Korean won)	June 30, 2025
	Fair value		Valuation techniques	Inputs
Financial assets
Cash and due from financial institutions	~~W~~	2,277,943	DCF Model	Credit spread, Other spread, Interest rate, Discount rate
Loans measured at amortized cost		480,568,753	DCF Model	Credit spread, Other spread, Prepayment rate, Interest rate, Discount rate, and others

	~~W~~	482,846,696

Financial liabilities
Deposits	~~W~~	263,000,745	DCF Model	Other spread, Prepayment rate, Interest rate, Discount rate
Borrowings		66,526,756	DCF Model	Other spread, Projected cash flow, Discount rate
Debentures		9,130,219	DCF Model	Projected cash flow, Discount rate, and others

	~~W~~	338,657,720

(In millions of Korean won)	December 31, 2024
	Fair value		Valuation techniques	Inputs
Financial assets
Cash and due from financial institutions	~~W~~	2,784,741	DCF Model	Credit spread, Other spread, Interest rate, Discount rate
Loans measured at amortized cost		473,127,450	DCF Model	Credit spread, Other spread, Prepayment rate, Interest rate, Discount rate, and others

	~~W~~	475,912,191

Financial liabilities
Deposits	~~W~~	261,424,016	DCF Model	Other spread, Prepayment rate, Interest rate, Discount rate
Borrowings		63,604,584	DCF Model	Other spread, Projected cash flow, Discount rate
Debentures		9,127,815	DCF Model	Projected cash flow, Discount rate, and others

	~~W~~	334,156,415

6.2 Disclosure of Fair Value Hierarchy Level 3

6.2.1 Valuation policy and process of Level 3 fair value

The Group uses external, independent and qualified valuation service in addition to internal valuation models to determine the fair value of financial instruments at the end of every reporting period.

If the changes in situation and events which cause transfers between the fair value hierarchy level for a financial asset or liability occur, the Group’s policy is to recognize such transfers as having occurred at the beginning of the reporting period.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

6.2.2 Changes in fair value (Level 3) measured using valuation technique based on unobservable inputs in the market

6.2.2.1 Changes in financial instruments classified as Level 3 of the fair value hierarchy for the six-month periods ended June 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	Financial assets at fair value through profit or loss						Financial investments		Financial liabilities at fair value through profit or loss		Net derivative financial instruments
	Due from financial institutions measured at fair value through profit or loss		Securities measured at fair value through profit or loss		Loans measured at fair value through profit or loss		Equity securities measured at fair value through other comprehensive income		Financial liabilities designated at fair value through profit or loss		Derivatives held for trading
Beginning	~~W~~	59,838	~~W~~	18,879,482	~~W~~	1,187,764	~~W~~	1,499,987	~~W~~	(6,172,518)	~~W~~	(346,521)
Total gains or losses:
Profit or loss		6,231		(109,284)		2,542		—		(176,903)		48,556
Other comprehensive income (loss)		—		(1)		—		67,983		(9,038)		—
Purchases		—		2,494,889		1,584,395		90,582		—		11
Sales		—		(1,926,841)		(1,755,596)		(23,047)		—		(38)
Issuances		—		—		—		—		(1,318,755)		(4,450)
Settlements		—		—		—		—		1,580,078		60,538
Transfers into Level 3 *		—		8,978		—		—		—		—
Transfers out of Level 3 *		—		(79,290)		—		(7,791)		—		(4,410)

Ending	~~W~~	66,069	~~W~~	19,267,933	~~W~~	1,019,105	~~W~~	1,627,714	~~W~~	(6,097,136)	~~W~~	(246,314)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

6.2.2.1 Changes in financial instruments classified as Level 3 of the fair value hierarchy for the six-month periods ended June 30, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2024
	Financial assets at fair value through profit or loss						Financial investments		Financial liabilities at fair value through profit or loss		Net derivative financial instruments
	Due from financial institutions measured at fair value through profit or loss		Securities measured at fair value through profit or loss		Loans measured at fair value through profit or loss		Equity securities measured at fair value through other comprehensive income		Financial liabilities designated at fair value through profit or loss		Derivatives held for trading
Beginning	~~W~~	53,791	~~W~~	17,986,748	~~W~~	183,490	~~W~~	1,450,908	~~W~~	(7,028,486)	~~W~~	(666,734)
Total gains or losses:
Profit or loss		5,596		344,090		11,850		—		(186,570)		(148,504)
Other comprehensive income (loss)		—		1		—		(156,088)		(17,053)		—
Purchases		—		1,935,248		267,602		104,702		—		2,384
Sales		—		(1,760,585)		(155,540)		(53)		—		(4,594)
Issuances		—		—		—		—		(826,495)		(441)
Settlements		—		—		—		—		2,419,287		401,651
Transfers into Level 3 *		—		8,239		243		—		—		—
Transfers out of Level 3 *		—		(14,882)		—		—		—		—

Ending	~~W~~	59,387	~~W~~	18,498,859	~~W~~	307,645	~~W~~	1,399,469	~~W~~	(5,639,317)	~~W~~	(416,238)

*	Transfers into or out of Level 3 of the fair value hierarchy occurred due to the change in the availability of observable market data.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

6.2.2.2 In relation to changes in financial instruments classified as Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses recognized in profit or loss from financial instruments held at the end of the reporting period for the six-month periods ended June 30, 2025 and 2024, are as follows:

(In millions of Korean won)

	2025						2024
	Net gains (losses) on financial instruments at fair value through profit or loss		Net Other operating income (expenses)		Net interest income		Net gains (losses) on financial instruments at fair value through profit or loss		Net Other operating income (expenses)		Net interest income
Total gains (losses) recognized in profit or loss for the period	~~W~~	(19,358)	~~W~~	(209,500)	~~W~~	—	~~W~~	(159,423)	~~W~~	185,885	~~W~~	—
Total gains (losses) recognized in profit or loss from financial instruments held at the end of the reporting period		34,999		(187,141)		—		(105,726)		161,992		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

6.2.3 Sensitivity analysis of changes in unobservable inputs

6.2.3.1 Information about fair value measurements using unobservable inputs as of June 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	June 30, 2025
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss:
Due from financial institutions	~~W~~	66,069	Hull-white Model	Volatility	0.55	The higher the volatility, the higher the fair value fluctuation
Debt securities		17,755,219

DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull-white Model, Black-Scholes Model, Option Model, Binomial Model, Net Asset Value Method, Milestone Method, Income Approach, Market Value Approach, and others

				Growth rate	1.00 ~ 3.00	The higher the growth rate, the higher the fair value
				Volatility	0.55 ~ 51.10	The higher the volatility, the higher the fair value fluctuation
				Discount rate	1.95 ~ 13.67	The lower the discount rate, the higher the fair value
				Stock index fluctuation rate	10.00 ~ 30.68	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-58.08 ~ 100.00	The higher the correlation coefficient, the higher the fair value fluctuation
				Liquidation value	-1.00 ~ 1.00	The higher the liquidation value, the higher the fair value
				Recovery rate	40.00	The higher the recovery rate, the higher the fair value
				Rate of real estate price fluctuation	0.00	The higher the sale price of real estate, the higher the fair value
Equity securities		1,512,714

Income Approach, Market Value Approach, Asset Value Approach, DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method, Dividend Discount Model, Usage of Past Transactions, Binomial Model, and others

				Growth rate	0.00 ~ 1.00	The higher the growth rate, the higher the fair value
				Discount rate	6.70 ~ 27.73	The lower the discount rate, the higher the fair value
				Volatility	0.49 ~ 74.38	The higher the volatility, the higher the fair value fluctuation
Loans		1,019,105	DCF Model	Default rate	0.00	The lower the default rate, the higher the fair value
				Discount rate	8.39	The lower the discount rate, the higher the fair value

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

6.2.3.1 Information about fair value measurements using unobservable inputs as of June 30, 2025 and December 31, 2024, are as follows: (cont’d)

(In millions of Korean won)	June 30, 2025
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Derivatives held for trading:
Stock and index	~~W~~	215,670	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull-white Model, Black-Scholes Model, Binomial Model, Net Asset Value Method	Volatility of underlying asset	0.00 ~ 73.38	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-58.08 ~ 74.25	The higher the correlation coefficient, the higher the fair value fluctuation
Currency, interest rate, and others		24,486	DCF Model, Hull-white Model, Monte Carlo Simulation, Closed Form	Volatility	0.55 ~ 25.57	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-58.08 ~ 100.00	The higher the correlation coefficient, the higher the fair value fluctuation
Financial assets at fair value through other comprehensive income:
Equity securities		1,627,714	DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method, IMV Model, Income Approach, Net Asset Value Method, Market Value Approach, Tree model, Monte Carlo Simulation, and others	Growth rate	0.00 ~ 1.00	The higher the growth rate, the higher the fair value
				Discount rate	5.24 ~ 16.24	The lower the discount rate, the higher the fair value
				Volatility	0.55 ~ 32.29	The higher the volatility, the higher the fair value fluctuation

	~~W~~	22,220,977

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

6.2.3.1 Information about fair value measurements using unobservable inputs as of June 30, 2025 and December 31, 2024, are as follows: (cont’d)

(In millions of Korean won)	June 30, 2025
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial liabilities
Financial liabilities designated at fair value through profit or loss:
Derivative-linked securities	~~W~~	6,097,136	DCF Model, Closed Form, Monte Carlo Simulation, Black-Scholes Model, Hull-white Model, Net Asset Value Method, and others	Volatility of underlying asset	0.55 ~ 73.38	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-58.08 ~ 100.00	The higher the correlation coefficient, the higher the fair value fluctuation
Derivatives held for trading:
Stock and index		106,267	DCF Model, Closed Form, Monte Carlo Simulation, Black-Scholes Model, Hull-white Model, Net Asset Value Method, and others	Volatility of underlying asset	19.03 ~ 73.38	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-58.08 ~ 92.24	The higher the correlation coefficient, the higher the fair value fluctuation
Others		380,203	DCF Model, Hull-white Model, Monte Carlo Simulation, Closed Form	Discount rate	0.00 ~ 3.10	The lower the discount rate, the higher the fair value
				Volatility of underlying asset	0.55 ~ 23.14	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-25.18 ~ 100.00	The higher the correlation coefficient, the higher the fair value fluctuation

	~~W~~	6,583,606

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

6.2.3.1 Information about fair value measurements using unobservable inputs as of June 30, 2025 and December 31, 2024, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2024
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss:
Due from financial institutions	~~W~~	59,838	Hull-white Model	Volatility	0.46 ~ 0.62	The higher the volatility, the higher the fair value fluctuation
Debt securities		17,362,499

DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull-white Model, Black-Scholes Model, Option Model, Binomial Model, Net Asset Value Method, Milestone Method, Income Approach, Market Value Approach, and others

				Growth rate	1.00 ~ 3.00	The higher the growth rate, the higher the fair value
				Volatility	0.46 ~ 76.22	The higher the volatility, the higher the fair value fluctuation
				Discount rate	0.00 ~ 15.53	The lower the discount rate, the higher the fair value
				Stock index fluctuation rate	10.00 ~ 29.90	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	90	The higher the correlation coefficient, the higher the fair value fluctuation
				Liquidation value	-1.00 ~ 1.00	The higher the liquidation value, the higher the fair value
				Recovery rate	40.00	The higher the recovery rate, the higher the fair value
				Rate of real estate price fluctuation	-1.00 ~ 1.00	The higher the sale price of real estate, the higher the fair value
Equity securities		1,516,983

Income Approach, Market Value Approach, Asset Value Approach, DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method, Dividend Discount Model, Usage of Past Transactions, Binomial Model, and others

				Growth rate	0.00 ~ 1.00	The higher the growth rate, the higher the fair value
				Discount rate	5.90 ~ 33.90	The lower the discount rate, the higher the fair value
				Volatility	0.50 ~ 0.71	The higher the volatility, the higher the fair value fluctuation
Loans		1,187,763	DCF Model	Discount rate	8.54	The lower the discount rate, the higher the fair value

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

6.2.3.1 Information about fair value measurements using unobservable inputs as of June 30, 2025 and December 31, 2024, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2024
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Derivatives held for trading:
Stock and index	~~W~~	30,246	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull-white Model, Black-Scholes Model, Binomial Model, Net Asset Value Method	Volatility of underlying asset	18.85 ~ 65.13	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-58.46 ~ 74.20	The higher the correlation coefficient, the higher the fair value fluctuation
Currency, interest rate, and others		221,269	DCF Model, Hull-white Model, MonteCarlo Simulation, Closed Form	Volatility	0.57 ~ 25.22	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-58.46 ~ 100.00	The higher the correlation coefficient, the higher the fair value fluctuation
Financial assets at fair value through other comprehensive income:
Equity securities		1,499,987	DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method, IMV Model, Income Approach, Net Asset Value Method, Market Approach, Tree Model, Monte Carlo Simulation, and others	Growth rate	0.00 ~ 1.00	The higher the growth rate, the higher the fair value
				Discount rate	6.01 ~ 16.00	The lower the discount rate, the higher the fair value
				Volatility	0.50 ~ 31.79	The higher the volatility, the higher the fair value fluctuation

	~~W~~	21,878,585

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

6.2.3.1 Information about fair value measurements using unobservable inputs as of June 30, 2025 and December 31, 2024, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2024
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial liabilities
Financial liabilities designated at fair value through profit or loss:
Derivative-linked securities	~~W~~	6,172,518	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Net Asset Value Method, and others	Volatility of underlying asset	0.51 ~ 65.13	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-58.46 ~ 100.00	The higher the correlation coefficient, the higher the fair value fluctuation
Derivatives held for trading:
Stock and index		159,769	DCF Model, Closed Form, MonteCarlo Simulation, Hull-white Model, Black-Scholes Model, Net Asset Value Method, and others	Volatility of underlying asset	0.57 ~ 58.87	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-58.46 ~ 100.00	The higher the correlation coefficient, the higher the fair value fluctuation
Others		438,267	DCF Model, Hull-white Model, MonteCarlo Simulation, Closed Form	Discount rate	3.70 ~ 3.74	The lower the discount rate, the higher the fair value
				Volatility of underlying asset	0.51 ~ 57.61	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-26.22 ~ 100.00	The higher the correlation coefficient, the higher the fair value fluctuation

	~~W~~	6,770,554

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

6.2.3.2 Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in fair value of financial instruments which are affected by unobservable parameters, using a statistical technique. When the fair value is affected by more than one input parameter, the amounts represent the most favorable or most unfavorable outcome. Level 3 financial instruments subject to sensitivity analysis are (a) equity-related derivatives, currency-related derivatives, and interest rate related derivatives whose fair value changes are recognized in profit or loss, (b) financial liabilities designated at fair value through profit or loss, and (c) due from financial institutions, debt securities (including beneficiary certificates), equity securities, and loans whose fair value changes are recognized in profit or loss or other comprehensive income or loss.

Results of the sensitivity analysis of changes in unobservable inputs as of June 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	June 30, 2025
	Profit or loss				Other comprehensive income or loss
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss: [1]
Due from financial institutions	~~W~~	8	~~W~~	(8)	~~W~~	—	~~W~~	—
Debt securities [4]		105,240		(104,225)		—		—
Equity securities [3]		40,144		(25,542)		—		—
Loans [5]		4,829		(4,529)		—		—
Derivatives held for trading [2]		5,372		(6,129)		—		—
Financial assets at fair value through other comprehensive income:
Equity securities [3]		—		—		25,094		(15,582)

	~~W~~	155,593	~~W~~	(140,433)	~~W~~	25,094	~~W~~	(15,582)

Financial liabilities
Financial liabilities designated at fair value through profit or loss [1]	~~W~~	14,692	~~W~~	(13,481)	~~W~~	—	~~W~~	—
Derivatives held for trading [2]		19,695		(20,410)		—		—

	~~W~~	34,387	~~W~~	(33,891)	~~W~~	—	~~W~~	—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

6.2.3.2 Sensitivity analysis of changes in unobservable inputs (cont’d)

(In millions of Korean won)	December 31, 2024
	Profit or loss				Other comprehensive income or loss
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss: [1]
Due from financial institutions	~~W~~	141	~~W~~	(151)	~~W~~	—	~~W~~	—
Debt securities [4]		103,717		(102,842)		—		—
Equity securities [3]		35,920		(19,754)		—		—
Loans [5]		2,329		(2,119)		—		—
Derivatives held for trading [2]		14,878		(16,535)		—		—
Financial assets at fair value through other comprehensive income:
Equity securities [3]		—		—		57,795		(36,073)

	~~W~~	156,985	~~W~~	(141,401)	~~W~~	57,795	~~W~~	(36,073)

Financial liabilities
Financial liabilities designated at fair value through profit or loss [1]	~~W~~	16,840	~~W~~	(16,760)	~~W~~	—	~~W~~	—
Derivatives held for trading [2]		22,119		(24,506)		—		—

	~~W~~	38,959	~~W~~	(41,266)	~~W~~	—	~~W~~	—

[1]

For financial instruments at fair value through profit or loss, changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate, recovery rate, liquidation value, growth rate by ±1%p and volatility of underlying asset by ±1%p or ±10% and correlation coefficient by ±10%.

[2]	For derivative financial instruments, changes in fair value are calculated by shifting principal unobservable input parameters such as price of underlying asset and volatility by ± 10%.
[3]	For equity securities, changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate (-1%p~1%p) and growth rate (-1%p~1%p).
[4]

For beneficiary certificates, it is practically impossible to analyze sensitivity of changes in unobservable inputs. However, for beneficiary certificates whose underlying assets are real estates, changes in fair value are calculated by shifting rate of real estate price fluctuation by -1%p~1%p, and for beneficiary certificates whose underlying assets are equity investments, changes in fair value are calculated by shifting principal unobservable input parameters such as liquidation value by -1%p~1%p and discount rate by -1%p~1%p.

[5]	For loans, changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate by -1%p~1%p.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

6.2.4 Valuation gains and losses on transaction day

When the Group measures the fair value of OTC derivatives using inputs that are not based on observable market data, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price, and the difference is not recognized in profit or loss but deferred and amortized using the straight-line method over the life of the financial instrument. When the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

Changes in deferred valuation gains and losses on transaction day for the six-month periods ended June 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Balance at the beginning of the period	~~W~~	12,140	~~W~~	23,431
New transactions		39,629		28,940
Changes during the period		(20,126)		(42,666)

Balance at the end of the period	~~W~~	31,643	~~W~~	9,705

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

6.3 Carrying Amount of Financial Instruments by Category

Financial assets and liabilities are measured at fair value or amortized cost. Carrying amount of financial assets and liabilities by category as of June 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)

	June 30, 2025
	Financial instruments at fair value through profit or loss		Financial instruments at fair value through other comprehensive income		Financial instruments designated at fair value through other comprehensive income		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	34,118,314	~~W~~	—	~~W~~	34,118,314
Financial assets at fair value through profit or loss		88,393,886		—		—		—		—		88,393,886
Derivative financial assets		6,446,040		—		—		—		476,833		6,922,873
Loans measured at amortized cost		—		—		—		478,247,445		—		478,247,445
Financial investments		—		92,345,994		4,352,850		33,362,347		—		130,061,191
Other financial assets		—		—		—		24,217,542		—		24,217,542

	~~W~~	94,839,926	~~W~~	92,345,994	~~W~~	4,352,850	~~W~~	569,945,648	~~W~~	476,833	~~W~~	761,961,251

(In millions of Korean won)

	June 30, 2025
	Financial instruments at fair value through profit or loss		Financial instruments designated at fair value through profit or loss		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,636,337	~~W~~	7,649,945	~~W~~	—	~~W~~	—	~~W~~	10,286,282
Derivative financial liabilities		6,175,175		—		—		157,123		6,332,298
Deposits		—		—		442,086,824		—		442,086,824
Borrowings		—		—		69,921,065		—		69,921,065
Debentures		—		—		74,120,211		—		74,120,211
Other financial liabilities *		—		—		52,392,978		—		52,392,978

	~~W~~	8,811,512	~~W~~	7,649,945	~~W~~	638,521,078	~~W~~	157,123	~~W~~	655,139,658

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

6.3 Carrying Amount of Financial Instruments by Category (cont’d)

(In millions of Korean won)

	December 31, 2024
	Financial instruments at fair value through profit or loss		Financial instruments at fair value through other comprehensive income		Financial instruments designated at fair value through other comprehensive income		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	29,869,111	~~W~~	—	~~W~~	29,869,111
Financial assets at fair value through profit or loss		79,450,093		—		—		—		—		79,450,093
Derivative financial assets		10,954,870		—		—		—		775,897		11,730,767
Loans measured at amortized cost		—		—		—		472,071,840		—		472,071,840
Financial investments		—		90,182,623		3,713,289		37,113,552		—		131,009,464
Other financial assets		—		—		—		14,404,227		—		14,404,227

	~~W~~	90,404,963	~~W~~	90,182,623	~~W~~	3,713,289	~~W~~	553,458,730	~~W~~	775,897	~~W~~	738,535,502

(In millions of Korean won)

	December 31, 2024
	Financial instruments at fair value through profit or loss		Financial instruments designated at fair value through profit or loss		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,717,732	~~W~~	8,002,499	~~W~~	—	~~W~~	—	~~W~~	10,720,231
Derivative financial liabilities		11,409,695		—		—		373,799		11,783,494
Deposits		—		—		435,687,897		—		435,687,897
Borrowings		—		—		68,077,012		—		68,077,012
Debentures		—		—		76,171,257		—		76,171,257
Other financial liabilities *		—		—		33,594,883		—		33,594,883

	~~W~~	14,127,427	~~W~~	8,002,499	~~W~~	613,531,049	~~W~~	373,799	~~W~~	636,034,774

*	Other financial liabilities include lease liabilities that are not included in the category of financial instruments measured at amortized cost.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

7. Due from Financial Institutions Measured at Amortized Cost

7.1 Details of due from financial institutions as of June 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)		Financial institutions	Interest rate (%) as of June 30, 2025	June 30, 2025		December 31, 2024
Due from financial institutions in Korean won	Due from the Bank of Korea	The Bank of Korea	—	~~W~~	16,129,369	~~W~~	11,635,481
	Due from banks	Hana Bank and others	0.00 ~ 4.50		3,973,780		3,342,114
	Due from others	Samsung securities and others	0.00 ~ 3.58		1,010,112		1,473,585

					21,113,261		16,451,180

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	The Bank of Korea and others	0.00 ~ 4.30		7,821,801		7,767,797
	Time deposits in foreign currencies	BANK OF COMMUNICATIONS Co., Ltd. NEW YORK BRANCH and others	0.00 ~ 11.25		543,197		634,903
	Due from others	STANDARD CHARTERED BANK, LONDON and others	0.00 ~ 6.40		2,461,877		2,937,813
					10,826,875		11,340,513

				~~W~~	31,940,136	~~W~~	27,791,693

*	Before netting of allowance

7.2 Details of restricted due from financial institutions as of June 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)		Financial institutions	June 30, 2025		December 31, 2024		Reasons of restriction
Due from financial institutions in Korean won	Due from the Bank of Korea	The Bank of Korea	~~W~~	16,129,369	~~W~~	11,635,481	Bank of Korea Act
	Due from banks	Hana Bank and others		38,729		106,500	Net settlement and others
	Due from others	Korea Securities Finance Corp., and others		839,792		1,254,615	Derivatives margin account and others

				17,007,890		12,996,596

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	The Bank of Korea and others		1,465,746		2,736,871	Bank of Korea Act and others
	Time deposits in foreign currencies	BANK OF COMMUNICATIONS Co., Ltd. NEW YORK BRANCH and others		77,278		98,264	Bank Act of the State of New York and others
	Due from others	STANDARD CHARTERED BANK, LONDON and others		2,187,300		2,709,177	Derivatives margin account and others

				3,730,324		5,544,312

			~~W~~	20,738,214	~~W~~	18,540,908

*	Before netting of allowance

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

7.3 Changes in allowances for credit losses of due from financial institutions for the six-month periods ended June 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	1,572	~~W~~	—	~~W~~	—
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Impairment		—		—		—
Reversal of credit losses		(6)		—		—
Others		(78)		—		—

Ending	~~W~~	1,488	~~W~~	—	~~W~~	—

(In millions of Korean won)	2024
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	1,021	~~W~~	—	~~W~~	—
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Impairment		—		—		—
Provision for credit losses		306		—		—
Others		64		—		—

Ending	~~W~~	1,391	~~W~~	—	~~W~~	—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

8. Derivative Financial Instruments and Hedge Accounting

The Group’s derivative operations focus on addressing the needs of the Group’s corporate clients to hedge their risk exposure and hedging the Group’s risk exposure that results from such client contracts. The Group also engages in derivative trading activities to hedge the interest rate risk and currency risk arising from the Group’s own assets and liabilities. In addition, the Group engages in proprietary trading of derivatives within the predetermined transaction limit.

The Group provides and trades a range of derivative financial instruments, including:

•	Interest rate swaps relating to interest rate risk in Korean won

•	Cross-currency swaps, forwards, and options relating to currency risk

•	Stock index options linked with the Korea Composite Stock Price Index (“KOSPI”)

In particular, the Group applies fair value hedge accounting using interest rate swaps, currency forwards, and others to hedge the risk of changes in fair value due to the changes in interest rate and foreign exchange rate of structured debentures in Korean won, debentures in foreign currencies, structured deposits in foreign currencies, and others. The Group applies cash flow hedge accounting using interest rate swaps, currency swaps, and others to hedge the risk of changes in cash flows of floating rate debt securities in Korean won, borrowings in foreign currencies, group of loans measured at amortized cost, and others. In addition, the Group applies net investments in foreign operations hedge accounting by designating debentures in foreign currencies and cross currency forwards as hedging instruments to hedge the currency risk of net investments in foreign operations.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

8.1 Details of derivative financial instruments held for trading as of June 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)

	June 30, 2025						December 31, 2024
	Notional amount		Assets		Liabilities		Notional amount		Assets		Liabilities
Interest rate
Forwards	~~W~~	21,571,067	~~W~~	655,787	~~W~~	793,652	~~W~~	18,253,487	~~W~~	577,037	~~W~~	736,622
Futures*		6,151,505		3,382		1,129		6,388,783		1,178		5,407
Swaps		291,407,708		306,723		491,280		334,595,285		405,611		552,316
Options		6,708,000		139,917		115,287		7,108,100		152,220		146,648

		325,838,280		1,105,809		1,401,348		366,345,655		1,136,046		1,440,993

Currency
Forwards		113,244,023		2,436,691		1,637,988		136,815,645		5,848,876		3,326,427
Futures*		1,029,245		273		1,870		723,795		1,694		234
Swaps		72,064,855		2,319,664		2,280,739		82,498,194		3,587,141		5,960,622
Options		2,153,509		8,471		18,450		1,999,773		23,808		25,374

		188,491,632		4,765,099		3,939,047		222,037,407		9,461,519		9,312,657

Stock and index
Futures*		3,989,184		6,241		96,639		2,151,606		3,260		7,963
Swaps		4,798,139		257,792		245,277		4,963,174		278,278		156,825
Options		3,849,115		239,599		228,439		2,641,003		15,331		171,368

		12,636,438		503,632		570,355		9,755,783		296,869		336,156

Credit
Swaps		5,602,476		34,428		24,106		4,797,110		37,123		27,397

		5,602,476		34,428		24,106		4,797,110		37,123		27,397

Commodity
Futures*		57,992		1,598		1,041		42,764		1,191		1,012
Swaps		1,575,574		22,555		21,779		1,297,183		12,390		11,781
Options		175,387		3,791		3,877		292,290		3,018		3,130

		1,808,953		27,944		26,697		1,632,237		16,599		15,923

Others		852,130		9,128		213,622		891,012		6,715		276,569

	~~W~~	535,229,909	~~W~~	6,446,040	~~W~~	6,175,175	~~W~~	605,459,204	~~W~~	10,954,871	~~W~~	11,409,695

*	Gains or losses arising from daily mark-to-market futures are reflected in the margin accounts.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

8.2 Average price conditions of future nominal cash flows by type of hedge accounting as of June 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	June 30, 2025
	1 year		2 years		3 years		4 years		5 years		Over 5 years		Total
Fair value hedge
Nominal amount of the hedging instrument	~~W~~	3,152,951	~~W~~	1,054,876	~~W~~	198,468	~~W~~	863,479	~~W~~	988,789	~~W~~	1,048,107	~~W~~	7,306,670
Average price condition (%)		3.82		3.67		4.90		6.00		2.96		3.37		3.94
Average price condition (USD/KRW)		1,348.42		1,313.36		—		—		—		—		1341.71
Average price condition (EUR/KRW)		1,476.63		1,469.57		—		—		—		—		1,473.51
Average price condition (AUD/KRW)		887.71		—		—		—		—		—		887.71
Average price condition (GBP/KRW)		1,543.70		—		—		—		—		—		1,543.70
Cash flow hedge
Nominal amount of the hedging instrument	~~W~~	2,917,464	~~W~~	2,777,617	~~W~~	2,922,214	~~W~~	843,422	~~W~~	397,716	~~W~~	—	~~W~~	9,858,433
Average price condition (%)		3.63		3.34		4.62		3.09		2.75		—		3.94
Average price condition (USD/KRW)		1,269.94		1,440.04		1,357.60		1,331.87		1,364.71		—		1,315.27
Average price condition (EUR/KRW)		—		1,535.03		1,392		—		—		—		1,512.18
Average price condition (AUD/KRW)		896.73		—		932.60		—		—		—		905.35
Hedge of net investments in foreign operations
Nominal amount of the hedging instrument	~~W~~	12,072	~~W~~	218,380	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	230,452
Average price condition (USD/KRW)		1,071.00		1,178.92		—		—		—		—		1173.26

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

8.2 Average price conditions of future nominal cash flows by type of hedge accounting as of June 30, 2025 and December 31, 2024, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2024
	1 year		2 years		3 years		4 years		5 years		Over 5 years		Total
Fair value hedge
Nominal amount of the hedging instrument	~~W~~	5,071,561	~~W~~	1,674,709	~~W~~	444,487	~~W~~	189,448	~~W~~	941,835	~~W~~	1,998,080	~~W~~	10,320,120
Average price condition (%)		4.58		4.65		4.71		5.74		6.69		3.81		4.68
Average price condition (USD/KRW)		1,341.52		1,298.73		1,276.69		—		—		—		1,325.95
Average price condition (EUR/KRW)		1,464.04		1,469.25		1,447.53		—		—		—		1,464.60
Average price condition (AUD/KRW)		891.13		885.60		—		—		—		—		890.56
Average price condition (GBP/KRW)		1,539.22		—		—		—		—		—		1,539.22
Cash flow hedge
Nominal amount of the hedging instrument	~~W~~	2,385,743	~~W~~	3,059,818	~~W~~	2,779,439	~~W~~	981,453	~~W~~	545,140	~~W~~	—	~~W~~	9,751,593
Average price condition (%)		3.05		4.14		4.98		4.91		3.71		—		4.43
Average price condition (USD/KRW)		1,228.80		1,250.67		1,331.02		1,254.81		1,373.85		—		1,282.82
Average price condition (EUR/KRW)		1,374.73		1,501.00		—		1,392		—		—		1,423.08
Average price condition (AUD/KRW)		851.50		889		932.60		—		—		—		885.25
Hedge of net investments in foreign operations
Nominal amount of the hedging instrument	~~W~~	15,876	~~W~~	236,670	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	252,546
Average price condition (USD/KRW)		1,071.00		1,178.91		—		—		—		—		1,172.13

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

8.3 Fair Value Hedge

8.3.1 Details of fair value hedged items as of June 30, 2025 and December 31, 2024 and changes in fair value for the six-month periods ended June 30, 2025 and 2024, are as follows:

(In millions of Korean won)		June 30, 2025								2025
		Carrying amount				Accumulated amount of hedge adjustments				Changes in fair value
		Assets		Liabilities		Assets		Liabilities
Hedge accounting
Interest rate	Debt securities in Korean won	~~W~~	868,278	~~W~~	—	~~W~~	(2,291)	~~W~~	—	~~W~~	4,328
	Debt securities in foreign currencies		1,433,042		—		(10,664)		—		28,287
	Deposits in Korean won		—		203,242		—		13,242		(10,001)
	Deposits in foreign currencies		—		333,073		—		(3,121)		(4,455)
	Debentures in Korean won		—		1,554,151		—		(85,849)		(23,335)
	Debentures in foreign currencies		—		757,775		—		(28,937)		(23,942)

			2,301,320		2,848,241		(12,955)		(104,665)		(29,118)

Currency	Debt securities in foreign currencies		1,847,019		—		229,018		—		(132,757)

			1,847,019		—		229,018		—		(132,757)

		~~W~~	4,148,339	~~W~~	2,848,241	~~W~~	216,063	~~W~~	(104,665)	~~W~~	(161,875)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

8.3.1 Details of fair value hedged items as of June 30, 2025 and December 31, 2024 and changes in fair value for the six-month periods ended June 30, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2024								2024
		Carrying amount				Accumulated amount of hedge adjustments				Changes in fair value
		Assets		Liabilities		Assets		Liabilities
Hedge accounting
Interest rate	Debt securities in Korean won	~~W~~	2,062,063	~~W~~	—	~~W~~	(15,065)	~~W~~	—	~~W~~	8,117
	Debt securities in foreign currencies		1,699,241		—		(44,081)		—		3,859
	Deposits in Korean won		—		246,258		—		6,258		(3,561)
	Deposits in foreign currencies		—		301,107		—		(7,593)		1,539
	Debentures in Korean won		—		2,320,923		—		(109,077)		3,183
	Debentures in foreign currencies		—		1,523,883		—		(63,717)		13,421

			3,761,304		4,392,171		(59,146)		(174,129)		26,558

Currency	Debt securities in foreign currencies		1,798,273		—		301,740		—		116,872

			1,798,273		—		301,740		—		116,872

		~~W~~	5,559,577	~~W~~	4,392,171	~~W~~	242,594	~~W~~	(174,129)	~~W~~	143,430

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

8.3.2 Details of derivative instruments designated as fair value hedge as of June 30, 2025 and December 31, 2024 and changes in fair value for the six-month periods ended June 30, 2025 and 2024, are as follows:

(In millions of Korean won)
	June 30, 2025						2025
	Notional amount		Carrying amount				Changes in fair value
			Assets		Liabilities
Interest rate
Futures	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	6,114
Swaps		5,283,177		79,988		21,743		21,808

		5,283,177		79,988		21,743		27,922
Currency
Forwards		2,023,493		23,044		29,302		93,907

	~~W~~	7,306,670	~~W~~	103,032	~~W~~	51,045	~~W~~	121,829

	December 31, 2024						2024
	Notional amount		Carrying amount				Changes in fair value
			Assets		Liabilities
Interest rate
Futures	~~W~~	720,000	~~W~~	—	~~W~~	—	~~W~~	38
Swaps		7,648,200		84,530		62,666		(28,004)

		8,368,200		84,530		62,666		(27,966)
Currency
Forwards		1,951,920		62		119,228		(107,021)

	~~W~~	10,320,120	~~W~~	84,592	~~W~~	181,894	~~W~~	(134,987)

8.3.3 Details of hedge ineffectiveness recognized in profit or loss on derivative instruments designated as fair value hedge for the six-month periods ended June 30, 2025 and 2024, are as follows:

(In millions of Korean won)
	2025		2024
Hedge accounting
Interest rate	~~W~~	(1,196)	~~W~~	416
Currency		(38,850)		9,851

	~~W~~	(40,046)	~~W~~	10,267

8.3.4 Gains or losses on fair value hedging instruments and hedged items attributable to the hedged for the six-month periods ended June 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Gains (losses) on hedging instruments	~~W~~	121,829	~~W~~	(133,164)
Gains (losses) on hedged items attributable to the hedged risk		(169,607)		141,198

	~~W~~	(47,778)	~~W~~	8,034

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

8.4 Cash Flow Hedge

8.4.1 Details of cash flow hedged items as of June 30, 2025 and December 31, 2024 and changes in fair value for the six-month periods ended June 30, 2025 and 2024, are as follows:

(In millions of Korean won)

	Cash flow hedge reserve				Changes in fair value
	June 30, 2025		December 31, 2024		2025		2024
Hedge accounting
Interest rate risk	~~W~~	118,229	~~W~~	160,165	~~W~~	40,048	~~W~~	11,163
Currency risk		(40,122)		(51,847)		223,234		(63,996)

	~~W~~	78,107	~~W~~	108,318	~~W~~	263,282	~~W~~	(52,833)

8.4.2 Details of derivative instruments designated as cash flow hedge as of June 30, 2025 and December 31, 2024 and changes in fair value for the six-month periods ended June 30, 2025 and 2024, are as follows:

(In millions of Korean won)

	June 30, 2025						2025
	Notional amount		Assets		Liabilities		Changes in fair value
Interest rate
Forwards	~~W~~	2,659,807	~~W~~	174,937	~~W~~	40,324	~~W~~	(8,400)
Swaps		2,869,537		25,378		14,407		(30,935)

	~~W~~	5,529,344	~~W~~	200,315	~~W~~	54,731	~~W~~	(39,335)

Currency
Swaps		4,329,089		173,486		48,807		(240,263)

	~~W~~	9,858,433	~~W~~	373,801	~~W~~	103,538	~~W~~	(279,598)

(In millions of Korean won)

	December 31, 2024						2024
	Notional amount		Assets		Liabilities		Changes in fair value
Interest rate
Forwards	~~W~~	1,705,449	~~W~~	179,580	~~W~~	8	~~W~~	(45,033)
Swaps		2,988,310		48,738		5,760		14,645

	~~W~~	4,693,759	~~W~~	228,318	~~W~~	5,768	~~W~~	(30,388)

Currency
Swaps		5,057,834		462,986		181,828		106,018

	~~W~~	9,751,593	~~W~~	691,304	~~W~~	187,596	~~W~~	75,630

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

8.4.3 Gains or losses on cash flow hedging instruments and hedged items attributable to the hedged risk for the six-month periods ended June 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Gains (losses) on hedging instruments:	~~W~~	(279,598)	~~W~~	75,630
Effective portion of gains (losses) on cash flow hedging instruments (recognized in other comprehensive income or loss)		(283,083)		75,000
Ineffective portion of gains on cash flow hedging instruments (recognized in profit or loss)		3,485		630

8.4.4 Amounts recognized in other comprehensive income (loss) and reclassified from equity to profit or loss related to derivative instruments designated as cash allow hedge for the six-month periods ended June 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Other comprehensive income (loss)	~~W~~	(283,083)	~~W~~	75,000
Reclassification to profit or loss		241,977		(117,354)
Income tax effect		10,831		11,172

	~~W~~	(30,275)	~~W~~	(31,182)

8.5 Hedge of Net Investments in Foreign Operations

8.5.1 Details of net investments in foreign operations hedged items as of June 30, 2025 and December 31, 2024 and changes in fair value for the six-month periods ended June 30, 2025 and 2024, are as follows:

(In millions of Korean won)

	Foreign currency translation reserve				Changes in fair value
	June 30, 2025		December 31, 2024		2025		2024
Hedge accounting
Currency risk	~~W~~	(189,115)	~~W~~	(316,109)	~~W~~	(172,547)	~~W~~	123,938

8.5.2 Details of financial instruments designated as hedge of net investments in foreign operations as of June 30, 2025 and December 31, 2024 and changes in fair value for the six-month periods ended June 30, 2025 and 2024, are as follows:

(In millions of Korean won)

	June 30, 2025						2025
	Notional amount		Assets		Liabilities		Changes in fair value
Currency
Forwards	~~W~~	12,072	~~W~~	—	~~W~~	2,540	~~W~~	1,769
Debentures in foreign currencies		1,518,759		—		1,518,759		170,778

	~~W~~	1,530,831	~~W~~	—	~~W~~	1,521,299	~~W~~	172,547

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

8.5.2 Details of financial instruments designated as hedge of net investments in foreign operations as of June 30, 2025 and December 31, 2024 and changes in fair value for the six-month periods ended June 30, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)

	December 31, 2024						2024
	Notional amount		Assets		Liabilities		Changes in fair value
Currency
Forwards	~~W~~	15,876	~~W~~	—	~~W~~	4,309	~~W~~	1,966
Debentures in foreign currencies		2,077,155		—		2,077,155		(125,904)

	~~W~~	2,093,031	~~W~~	—	~~W~~	2,081,464	~~W~~	(123,938)

8.5.3 Fair value of non-derivative financial instruments designated as hedge of net investments in foreign operations as of June 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	June 30, 2025		December 31, 2024
Debentures in foreign currencies	~~W~~	1,668,436	~~W~~	2,180,537

8.5.4 Gains or losses on net investments in foreign operations hedging instruments and hedged items attributable to the hedged risk for the six-month periods ended June 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Gains (losses) on hedging instruments:	~~W~~	172,547	~~W~~	(123,938)
Effective portion of gains(losses) on hedge of net investments in foreign operations (recognized in other comprehensive income or loss)		172,547		(123,938)
Ineffective portion of losses on hedge of net investments in foreign operations (recognized in profit or loss)		—		—

8.5.5 Effective portion of gains or losses on net investments in foreign operations hedging instruments recognized in other comprehensive income (loss) for the six-month periods ended June 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Other comprehensive loss	~~W~~	172,547	~~W~~	(123,938)
Reclassification to profit or loss		—		—
Income tax effect		(45,553)		32,719

	~~W~~	126,994	~~W~~	(91,219)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

9. Loans Measured at Amortized Cost

9.1 Details of loans as of June 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	June 30, 2025		December 31, 2024
Loans measured at amortized cost	~~W~~	483,347,344	~~W~~	477,066,990
Deferred loan origination fees and costs		585,989		638,230
Less: Allowances for credit losses		(5,685,888)		(5,633,380)

	~~W~~	478,247,445	~~W~~	472,071,840

9.2 Details of loans to banks as of June 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	June 30, 2025		December 31, 2024
Loans measured at amortized cost	~~W~~	11,126,080	~~W~~	9,830,773
Less: Allowances for credit losses		(15,367)		(31,158)

	~~W~~	11,110,713	~~W~~	9,799,615

9.3 Details of loan types and customer types of loans to customers other than banks as of June 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	June 30, 2025
	Retail		Corporate		Credit card		Total
Loans in Korean won	~~W~~	192,757,646	~~W~~	208,400,826	~~W~~	—	~~W~~	401,158,472
Loans in foreign currencies		5,865,259		25,090,107		—		30,955,366
Domestic import usance bills		—		3,625,401		—		3,625,401
Off-shore funding loans		—		989,683		—		989,683
Call loans		—		1,981,200		—		1,981,200
Bills bought in Korean won		—		1,389		—		1,389
Bills bought in foreign currencies		—		1,008,937		—		1,008,937
Guarantee payments under acceptances and guarantees		—		15,621		—		15,621
Credit card receivables in Korean won		—		—		22,736,762		22,736,762
Credit card receivables in foreign currencies		—		—		37,450		37,450
Bonds purchased under repurchase agreements		—		2,005,753		—		2,005,753
Privately placed bonds		—		396,980		—		396,980
Factored receivables		—		62,884		—		62,884
Lease receivables		415,533		129,929		—		545,462
Loans for installment credit		6,433,484		852,409		—		7,285,893

		205,471,922		244,561,119		22,774,212		472,807,253

Proportion (%)		43.46		51.72		4.82		100.00
Less: Allowances for credit losses		(1,603,036)		(3,248,801)		(818,684)		(5,670,521)

	~~W~~	203,868,886	~~W~~	241,312,318	~~W~~	21,955,528	~~W~~	467,136,732

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

9.3 Details of loan types and customer types of loans to customers other than banks as of June 30, 2025 and December 31, 2024, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2024
	Retail		Corporate		Credit card		Total
Loans in Korean won	~~W~~	188,109,614	~~W~~	203,391,791	~~W~~	—	~~W~~	391,501,405
Loans in foreign currencies		5,978,891		26,954,295		—		32,933,186
Domestic import usance bills		—		3,790,808		—		3,790,808
Off-shore funding loans		—		626,058		—		626,058
Bills bought in Korean won		—		1,862		—		1,862
Bills bought in foreign currencies		—		2,379,270		—		2,379,270
Guarantee payments under acceptances and guarantees		—		16,930		—		16,930
Credit card receivables in Korean won		—		—		23,436,170		23,436,170
Credit card receivables in foreign currencies		—		—		42,304		42,304
Bonds purchased under repurchase agreements		—		4,967,067		—		4,967,067
Privately placed bonds		—		389,783		—		389,783
Factored receivables		7		62,602		—		62,609
Lease receivables		406,844		194,057		—		600,901
Loans for installment credit		6,327,692		798,402		—		7,126,094

		200,823,048		243,572,925		23,478,474		467,874,447

Proportion (%)		42.92		52.06		5.02		100.00
Less: Allowances for credit losses		(1,587,817)		(3,137,665)		(876,740)		(5,602,222)

	~~W~~	199,235,231	~~W~~	240,435,260	~~W~~	22,601,734	~~W~~	462,272,225

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

10. Allowances for Credit Losses

10.1 Changes in allowances for credit losses of loans measured at amortized cost for the six-month periods ended June 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	Retail						Corporate						Credit card
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Not impaired		Impaired				Not impaired		Impaired				Not impaired		Impaired
Beginning	~~W~~	607,351	~~W~~	331,435	~~W~~	649,031	~~W~~	913,140	~~W~~	923,564	~~W~~	1,332,119	~~W~~	240,434	~~W~~	372,640	~~W~~	263,666
Transfer between stages:
Transfer to 12-month expected credit losses		89,696		(78,664)		(11,032)		159,313		(154,447)		(4,866)		41,158		(40,991)		(167)
Transfer to lifetime expected credit losses		(69,562)		96,022		(26,460)		(172,784)		212,844		(40,060)		(34,372)		35,066		(694)
Impairment		(11,085)		(80,199)		91,284		(4,381)		(149,083)		153,464		(2,714)		(17,050)		19,764
Write-offs		—		—		(331,123)		—		(3)		(312,048)		—		—		(282,357)
Sales		(807)		(1,789)		(35,403)		(43)		(2,121)		(122,782)		(1,798)		(56,068)		(89,155)
Provision (reversal) for credit losses [1,2]		(3,903)		33,526		388,148		2,961		134,344		513,119		(13,991)		73,232		331,022
Others (exchange differences, etc.)		(3,373)		(874)		(29,183)		(12,504)		(8,731)		(96,847)		(84)		(66)		(18,791)

Ending	~~W~~	608,317	~~W~~	299,457	~~W~~	695,262	~~W~~	885,702	~~W~~	956,367	~~W~~	1,422,099	~~W~~	228,633	~~W~~	366,763	~~W~~	223,288

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

10.1 Changes in allowances for credit losses of loans measured at amortized cost for the six-month periods ended June 30, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2024
	Retail						Corporate						Credit card
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Not impaired		Impaired				Not impaired		Impaired				Not impaired		Impaired
Beginning	~~W~~	584,650	~~W~~	283,382	~~W~~	501,049	~~W~~	939,640	~~W~~	935,715	~~W~~	1,282,544	~~W~~	206,525	~~W~~	328,152	~~W~~	401,148
Transfer between stages:
Transfer to 12-month expected credit losses		88,432		(82,631)		(5,801)		188,607		(177,279)		(11,328)		50,044		(49,633)		(411)
Transfer to lifetime expected credit losses		(65,301)		89,253		(23,952)		(188,613)		219,197		(30,584)		(26,110)		31,832		(5,722)
Impairment		(19,531)		(75,080)		94,611		(5,096)		(109,429)		114,525		(3,500)		(36,423)		39,923
Write-offs		—		—		(306,669)		—		(1)		(299,029)		—		—		(322,004)
Sales		(741)		(490)		(35,211)		—		(376)		(64,706)		—		—		—
Provision (reversal) for credit losses [1,2]		19,405		47,338		372,450		(46,722)		(13,319)		250,742		(15,788)		41,157		385,979
Others (exchange differences, etc.)		707		232		901		(2,794)		3,770		13,163		(1)		—		(27,714)

Ending	~~W~~	607,621	~~W~~	262,004	~~W~~	597,378	~~W~~	885,022	~~W~~	858,278	~~W~~	1,255,327	~~W~~	211,170	~~W~~	315,085	~~W~~	471,199

[1]

Provision for credit losses in the consolidated statements of comprehensive income also includes provision (reversal) for credit losses of due from financial institutions (Note 7.3), provision (reversal) for credit losses of debt securities (Note 11.5), provision (reversal) for credit losses of unused commitments, acceptances and guarantees (Note 17.2), provision (reversal) for credit losses of financial guarantee contracts (Note 17.3), and provision (reversal) for credit losses of other financial assets.

[2]	Includes ~~W~~ 184,905 million and ~~W~~ 144,256 million of collections from written-off loans for the six-month periods ended June 30, 2025 and 2024, respectively.

The amount of financial assets that the Group wrote off during the current year but is continuing recovery activities is ~~W~~ 925,531 million and ~~W~~ 927,703 million for the six-month periods ended June 30, 2025 and 2024, respectively. Also, the Group manages the written-off loans that their legal extinctive prescriptions have not been completed, and that have not been collected. The balances of those loans are ~~W~~ 11,550,897 million and ~~W~~ 11,468,928 million as of June 30, 2025 and December 31, 2024, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

10.2 Changes in gross carrying amount of loans for the six-month periods ended June 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	12-month expected credit losses		Lifetime expected credit losses
			Not impaired		Impaired
Beginning	~~W~~	431,753,998	~~W~~	40,940,591	~~W~~	5,010,631
Transfer between stages:
Transfer to 12-month expected credit losses		14,105,604		(14,057,376)		(48,228)
Transfer to lifetime expected credit losses (not impaired)		(25,662,599)		26,545,637		(883,038)
Transfer to lifetime expected credit losses (impaired)		(578,510)		(2,688,758)		3,267,268
Write-offs		—		(3)		(925,528)
Sales		(584,624)		(180,396)		(867,167)
Net increase (decrease) (execution, repayment, and others)		12,307,068		(2,967,068)		(554,169)

Ending	~~W~~	431,340,937	~~W~~	47,592,627	~~W~~	4,999,769

(In millions of Korean won)	2024
	12-month expected credit losses		Lifetime expected credit losses
			Not impaired		Impaired
Beginning	~~W~~	408,283,402	~~W~~	37,076,587	~~W~~	4,908,103
Transfer between stages:
Transfer to 12-month expected credit losses		16,862,864		(16,778,247)		(84,617)
Transfer to lifetime expected credit losses (not impaired)		(22,043,833)		22,536,184		(492,351)
Transfer to lifetime expected credit losses (impaired)		(790,541)		(2,015,679)		2,806,220
Write-offs		—		(1)		(927,702)
Sales		(2,240,146)		(57,962)		(426,344)
Net increase (decrease) (execution, repayment, and others)		18,108,344		(2,995,018)		(392,796)

Ending	~~W~~	418,180,090	~~W~~	37,765,864	~~W~~	5,390,513

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

11. Financial Assets at Fair Value through Profit or Loss and Financial Investments

11.1 Details of financial assets at fair value through profit or loss and financial investments as of June 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	June 30, 2025		December 31, 2024
Financial assets at fair value through profit or loss
Debt securities:
Government and public bonds	~~W~~	14,185,980	~~W~~	13,389,804
Financial bonds		13,895,561		11,601,280
Corporate bonds		8,359,932		7,323,299
Asset-backed securities		29,703		39,444
Beneficiary certificates		25,346,913		20,644,681
Derivative-linked securities		2,140,995		1,924,109
Other debt securities		17,966,284		18,846,019
Equity securities:
Stocks		4,881,318		3,964,021
Other equity securities		278,013		311,316
Loans:
Privately placed bonds		218,185		208,856
Other loans		800,920		978,907
Due from financial institutions:
Other due from financial institutions		66,069		59,838
Others		224,013		158,519

	~~W~~	88,393,886	~~W~~	79,450,093

Financial investments
Financial assets at fair value through other comprehensive income
Debt securities:
Government and public bonds	~~W~~	40,544,058	~~W~~	38,108,213
Financial bonds		24,572,483		26,091,249
Corporate bonds		23,113,001		22,059,099
Asset-backed securities		2,379,705		2,366,140
Other debt securities		129,730		111,295
Equity securities:
Stocks		1,900,616		1,643,898
Equity investments		11,012		9,410
Other equity securities		2,441,222		2,059,980
Loans:
Privately placed bonds		1,607,017		1,446,628

		96,698,844		93,895,912

Financial assets at amortized cost
Debt securities:
Government and public bonds		5,677,016		6,029,059
Financial bonds		11,586,519		12,761,712
Corporate bonds		8,379,881		8,946,009
Asset-backed securities		7,522,185		9,321,199
Other debt securities		212,268		72,969
Less: Allowances for credit losses		(15,522)		(17,396)

		33,362,347		37,113,552

	~~W~~	130,061,191	~~W~~	131,009,464

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

11.2 Dividend income from equity securities designated at fair value through other comprehensive income for the six-month periods ended June 30, 2025 and 2024, are as follows:

(In millions of Korean won)		2025				2024
		From the equity securities derecognized		From the equity securities held		From the equity securities derecognized		From the equity securities held
Equity securities measured at fair value through other comprehensive income:
Stocks	Listed	~~W~~	109	~~W~~	10,734	~~W~~	—	~~W~~	3,597
	Unlisted		—		15,194		—		15,743
Equity investments			—		302		111		—
Other equity securities			289		53,501		343		24,239

		~~W~~	398	~~W~~	79,731	~~W~~	454	~~W~~	43,579

11.3 Derecognized equity securities measured at fair value through other comprehensive income for the six-month periods ended June 30, 2025 and 2024, are as follows:

(In millions of Korean won)		2025				2024
		Disposal price		Accumulated other comprehensive income (loss) as of disposal date		Disposal price		Accumulated other comprehensive income (loss) as of disposal date
Equity securities measured at fair value through other comprehensive income:
Stocks	Listed	~~W~~	10,517	~~W~~	(6,835)	~~W~~	8,054	~~W~~	(5,586)
	Unlisted		2,248		609		—		—
Other equity securities			96,066		(647)		80,620		843

		~~W~~	108,831	~~W~~	(6,873)	~~W~~	88,674	~~W~~	(4,743)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

11.4 Provision (reversal) for credit losses of financial investments for the six-month periods ended June 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	Provision		Reversal		Total
Securities measured at fair value through other comprehensive income	~~W~~	3,856	~~W~~	(4,669)	~~W~~	(813)
Loans measured at fair value through other comprehensive income		84		—		84
Securities measured at amortized cost		1,196		(2,996)		(1,800)

	~~W~~	5,136	~~W~~	(7,665)	~~W~~	(2,529)

(In millions of Korean won)	2024
	Provision		Reversal		Total
Securities measured at fair value through other comprehensive income	~~W~~	5,433	~~W~~	(3,687)	~~W~~	1,746
Loans measured at fair value through other comprehensive income		362		(174)		188
Securities measured at amortized cost		1,793		(1,266)		527

	~~W~~	7,588	~~W~~	(5,127)	~~W~~	2,461

11.5 Changes in allowances for credit losses of financial investments for the six-month periods ended June 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	12-month expected credit losses		Lifetime expected credit losses
			Not impaired		Impaired
Beginning	~~W~~	43,031	~~W~~	—	~~W~~	82
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Sales		(1,984)		—		—
Reversal for credit losses		(2,528)		—		(1)
Others		(438)		—		—

Ending	~~W~~	38,081	~~W~~	—	~~W~~	81

(In millions of Korean won)	2024
	12-month expected credit losses		Lifetime expected credit losses
			Not impaired		Impaired
Beginning	~~W~~	44,465	~~W~~	—	~~W~~	77
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Sales		(1,151)		—		—
Provision for credit losses		2,461		—		—
Others		639		—		—

Ending	~~W~~	46,414	~~W~~	—	~~W~~	77

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

12. Deferred Income Tax Assets and Liabilities

Details of deferred income tax assets and liabilities as of June 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	June 30, 2025
	Assets		Liabilities		Net amount
Other provisions	~~W~~	218,237	~~W~~	—	~~W~~	218,237
Allowances for credit losses		14,556		(2,471)		12,085
Impairment losses of property and equipment		16,509		(1,326)		15,183
Interest on equity-indexed deposits		24		—		24
Share-based payments		36,698		—		36,698
Provisions for acceptances and guarantees		14,583		(174)		14,409
Gains or losses on valuation of derivatives		126,620		(216,329)		(89,709)
Present value discount		10,638		(385)		10,253
Gains or losses on fair value hedge		—		(27,439)		(27,439)
Accrued interest		—		(265,148)		(265,148)
Deferred loan origination fees and costs		16,011		(189,107)		(173,096)
Advanced depreciation provision		—		(4,003)		(4,003)
Gains or losses on revaluation		313		(290,224)		(289,911)
Investments in subsidiaries and others		74,635		(246,917)		(172,282)
Gains or losses on valuation of security investment		394,434		(609,067)		(214,633)
Defined benefit liabilities		600,218		—		600,218
Accrued expenses		276,493		—		276,493
Retirement insurance expense		—		(616,128)		(616,128)
Adjustments to the prepaid contributions		—		(64,924)		(64,924)
Derivative-linked securities		7,501		(60,150)		(52,649)
Others *		1,233,787		(2,030,091)		(796,304)

		3,041,257		(4,623,883)		(1,582,626)

Offsetting of deferred income tax assets and liabilities		(2,873,702)		2,873,702		—

	~~W~~	167,555	~~W~~	(1,750,181)	~~W~~	(1,582,626)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

12. Deferred Income Tax Assets and Liabilities (cont’d)

(In millions of Korean won)	December 31, 2024
	Assets		Liabilities		Net amount
Other provisions	~~W~~	219,460	~~W~~	—	~~W~~	219,460
Allowances for credit losses		17,060		—		17,060
Impairment losses of property and equipment		10,543		(1,359)		9,184
Share-based payments		36,962		—		36,962
Provisions for acceptances and guarantees		16,172		(163)		16,009
Gains or losses on valuation of derivatives		296,164		(225,773)		70,391
Present value discount		11,952		(14)		11,938
Gains or losses on fair value hedge		—		(45,741)		(45,741)
Accrued interest		1,679		(262,437)		(260,758)
Deferred loan origination fees and costs		16,278		(189,207)		(172,929)
Advanced depreciation provision		—		(4,003)		(4,003)
Gains or losses on revaluation		313		(290,227)		(289,914)
Investments in subsidiaries and others		77,426		(248,692)		(171,266)
Gains or losses on valuation of security investment		489,018		(448,460)		40,558
Defined benefit liabilities		619,544		—		619,544
Accrued expenses		365,702		—		365,702
Retirement insurance expense		—		(590,749)		(590,749)
Adjustments to the prepaid contributions		—		(49,134)		(49,134)
Derivative-linked securities		6,883		(86,112)		(79,229)
Others *		1,244,462		(2,391,015)		(1,146,553)

		3,429,618		(4,833,086)		(1,403,468)

Offsetting of deferred income tax assets and liabilities		(3,150,794)		3,150,794		—

	~~W~~	278,824	~~W~~	(1,682,292)	~~W~~	(1,403,468)

*	Includes Purchase Price Allocation (“PPA”) amount arising from the acquisition of KB Life Insurance Co., Ltd. and KB Insurance Co., Ltd.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

13. Financial Liabilities at Fair Value through Profit or Loss

13.1 Details of financial liabilities at fair value through profit or loss and financial liabilities designated at fair value through profit or loss as of June 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	June 30, 2025		December 31, 2024
Financial liabilities at fair value through profit or loss
Borrowed securities sold	~~W~~	2,411,897	~~W~~	2,558,520
Others		224,440		159,212

		2,636,337		2,717,732

Financial liabilities designated at fair value through profit or loss
Derivative-linked securities		7,649,945		8,002,499

		7,649,945		8,002,499

	~~W~~	10,286,282	~~W~~	10,720,231

13.2 Difference between the amount contractually required to pay at maturity and carrying amount of financial liabilities designated at fair value through profit or loss as of June 30, 2025 and December 31, 2024 are as follows:

(In millions of Korean won)	June 30, 2025		December 31, 2024
Amount contractually required to pay at maturity	~~W~~	7,564,623	~~W~~	7,947,236
Carrying amount		7,649,945		8,002,499

Difference	~~W~~	(85,322)	~~W~~	(55,263)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

14. Deposits

Details of deposits as of June 30, 2025 and December 31, 2024 are as follows:

(In millions of Korean won)	June 30, 2025		December 31, 2024
Demand deposits
Demand deposits in Korean won	~~W~~	161,987,689	~~W~~	156,242,487
Demand deposits in foreign currencies		14,005,252		13,667,783

		175,992,941		169,910,270

Time deposits
Time deposits in Korean won		222,243,572		221,342,787
Fair value adjustments of fair value hedged time deposits in Korean won		13,242		6,258

		222,256,814		221,349,045

Time deposits in foreign currencies		25,567,594		28,299,460
Fair value adjustments of fair value hedged time deposits in foreign currencies		(3,121)		(7,593)

		25,564,473		28,291,867

		247,821,287		249,640,912

Certificates of deposits		10,927,649		9,805,371

Investment contract liabilities		7,344,947		6,331,344

	~~W~~	442,086,824	~~W~~	435,687,897

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

15. Borrowings

15.1 Details of borrowings as of June 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	June 30, 2025		December 31, 2024
General borrowings	~~W~~	52,490,486	~~W~~	52,433,193
Bonds sold under repurchase agreements and others		15,010,053		12,803,106
Call money		2,420,526		2,840,713

	~~W~~	69,921,065	~~W~~	68,077,012

15.2 Details of general borrowings as of June 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)		Lenders	Interest rate (%) as of June 30, 2025	June 30, 2025		December 31, 2024
Borrowings in Korean won	Borrowings from the Bank of Korea	The Bank of Korea	1.00	~~W~~	6,358,717	~~W~~	4,618,026
	Borrowings from the government	SEMAS and others	0.00 ~ 3.50		2,349,478		2,409,409
	Borrowings from banks	Shinhan Bank and others	2.20 ~ 6.50		637,950		1,267,487
	Borrowings from non-banking financial institutions	Korea Securities Finance Corporation and others	0.65 ~ 6.50		2,825,216		3,014,113
	Other borrowings	The Korea Development Bank and others	0.00 ~ 7.50		22,193,556		22,294,928

					34,364,917		33,603,963

Borrowings in foreign currencies	Due to banks	Hana Bank and others	—		8,092		15,155
	Borrowings from banks	CITIBANK, HONG KONG and others	0.00 ~ 9.50		15,086,130		15,914,710
	Borrowings from other financial institutions	The Export-Import Bank of Korea and others	4.53		5,561		6,027
	Other borrowings	CITICORP INTERNATIONAL LTD and others	2.61 ~ 8.25		3,025,786		2,893,338

					18,125,569		18,829,230

				~~W~~	52,490,486	~~W~~	52,433,193

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

16. Debentures

16.1 Details of debentures as of June 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	Interest rate (%) as of June 30, 2025	June 30, 2025		December 31, 2024
Debentures in Korean won
Structured debentures	5.15 ~ 5.86	~~W~~	20,540	~~W~~	20,560
Subordinated fixed rate debentures	2.02 ~ 4.90		5,045,150		4,445,150
Fixed rate debentures	1.33 ~ 7.20		52,721,835		54,370,733
Floating rate debentures	2.60 ~ 5.12		1,680,000		1,250,000

			59,467,525		60,086,443
Fair value adjustments of fair value hedged debentures in Korean won			(85,120)		(108,207)
Less: Discount on debentures in Korean won			(56,099)		(57,075)

			59,326,306		59,921,161

Debentures in foreign currencies
Floating rate debentures	2.28 ~ 5.42		3,093,368		3,122,201
Fixed rate debentures	0.05 ~ 9.06		11,766,198		13,229,773

			14,859,566		16,351,974
Fair value adjustments of fair value hedged debentures in foreign currencies			(28,937)		(63,717)
Less: Discount on debentures in foreign currencies			(36,724)		(38,161)

			14,793,905		16,250,096

		~~W~~	74,120,211	~~W~~	76,171,257

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

17. Provisions

17.1 Details of provisions as of June 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	June 30, 2025		December 31, 2024
Provisions for credit losses of unused loan commitments	~~W~~	287,484	~~W~~	297,855
Provisions for credit losses of acceptances and guarantees		50,850		56,097
Provisions for credit losses of financial guarantee contracts		8,231		7,378
Provisions for restoration costs		181,484		180,590
Others		391,351		385,712

	~~W~~	919,400	~~W~~	927,632

17.2 Changes in provisions for credit losses of unused loan commitments, and acceptances and guarantees for the six-month periods ended June 30, 2025 and 2024, are as follows:

(In millions of Korean won)
	2025
	Provisions for credit losses of unused loan commitments						Provisions for credit losses of acceptances and guarantees
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Not impaired		Impaired				Not impaired		Impaired
Beginning	~~W~~	216,995	~~W~~	78,975	~~W~~	1,885	~~W~~	39,465	~~W~~	2,487	~~W~~	14,145
Transfer between stages:
Transfer to 12-month expected credit losses		20,604		(20,475)		(129)		65		(65)		—
Transfer to lifetime expected credit losses		(13,629)		15,526		(1,897)		(796)		831		(35)
Impairment		(1,382)		(2,982)		4,364		(1)		(165)		166
Provision (reversal) for credit losses		(15,287)		9,507		(2,398)		(2,671)		3,909		(4,615)
Others (exchange differences, etc.)		(1,958)		(222)		(13)		(1,613)		(89)		(168)

Ending	~~W~~	205,343	~~W~~	80,329	~~W~~	1,812	~~W~~	34,449	~~W~~	6,908	~~W~~	9,493

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

17.2 Changes in provisions for credit losses of unused loan commitments, and acceptances and guarantees for the six-month periods ended June 30, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)
	2024
	Provisions for credit losses of unused loan commitments						Provisions for credit losses of acceptances and guarantees
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Not impaired		Impaired				Not impaired		Impaired
Beginning	~~W~~	232,674	~~W~~	136,318	~~W~~	10,674	~~W~~	30,849	~~W~~	148,197	~~W~~	4,408
Transfer between stages:
Transfer to 12-month expected credit losses		33,730		(32,792)		(938)		706		(706)		—
Transfer to lifetime expected credit losses		(13,055)		12,929		126		(357)		357		—
Impairment		(546)		(1,728)		2,274		(52)		(81)		133
Provision (reversal) for credit losses		(25,270)		19,460		(1,194)		2,241		(7,979)		7,760
Others (exchange differences, etc.)		2,739		2,269		(17)		1,097		7,968		163

Ending	~~W~~	230,272	~~W~~	136,456	~~W~~	10,925	~~W~~	34,484	~~W~~	147,756	~~W~~	12,464

17.3 Changes in provisions for credit losses of financial guarantee contracts for the six-month periods ended June 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Beginning	~~W~~	7,378	~~W~~	6,500
Provision (reversal)		1,658		(1,050)
Others		(805)		—

Ending	~~W~~	8,231	~~W~~	5,450

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

17.4 Changes in provisions for restoration costs for the six-month periods ended June 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Beginning	~~W~~	180,590	~~W~~	155,214
Provision		5,197		4,484
Reversal		(1,489)		(689)
Used		(5,291)		(2,360)
Unwinding of discount		2,565		2,634
Effect of changes in discount rate		(88)		42

Ending	~~W~~	181,484	~~W~~	159,325

Provisions for restoration costs are the present value of estimated costs to be incurred for the restoration of the leased properties. The expenditure of the restoration cost will be incurred at the end of each lease contract, and the lease period is used to reasonably estimate the time of expenditure. Also, the average restoration expense based on actual three-year historical data and three-year historical average inflation rate are used to estimate the present value of estimated costs.

17.5 Changes in other provisions for the six-month periods ended June 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	Membership rewards program		Dormant accounts		Litigations		Others 1 2 3		Total
Beginning	~~W~~	73	~~W~~	3,153	~~W~~	156,214	~~W~~	226,272	~~W~~	385,712
Increase		44		4,351		7,829		104,071		116,295
Decrease		(41)		(4,328)		(34,605)		(70,647)		(109,621)
Others		—		—		(1,033)		(2)		(1,035)

Ending	~~W~~	76	~~W~~	3,176	~~W~~	128,405	~~W~~	259,694	~~W~~	391,351

(In millions of Korean won)	2024
	Membership rewards program		Dormant accounts		Litigations		Others		Total
Beginning	~~W~~	47	~~W~~	3,359	~~W~~	185,667	~~W~~	530,511	~~W~~	719,584
Increase		38		847		10,817		808,274		819,976
Decrease		(24)		(1,335)		(39,262)		(508,393)		(549,014)
Others		—		—		622		—		622

Ending	~~W~~	61	~~W~~	2,871	~~W~~	157,844	~~W~~	830,392	~~W~~	991,168

[1]	Includes other provisions of ~~W~~ 10,243 million and ~~W~~ 17,064 million related to the Livelihood finance support program as of June 30, 2025 and December 31, 2024, respectively
[2]

Includes other provisions of ~~W~~ 36,753 million and ~~W~~ 55,182 million related to the voluntary compensation for the performance of the Hang Seng China Enterprise Index as of June 30, 2025 and December 31, 2024, respectively.

[3]

Includes other provisions of 99,918 million and 33,776 million related to completion-guaranteed land trust projects of KB Real Estate Trust Co., Ltd. as of June 30, 2025 and December 31, 2024, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

18. Net Defined Benefit Liabilities

18.1 Defined Benefit Plan

The Group operates defined benefit plans which have the following characteristics:

•	The Group has the obligation to pay the agreed benefits to all its current and former employees.

•	The Group assumes actuarial risk (that benefits will cost more than expected) and investment risk.

The net defined benefit liabilities recognized in the consolidated statement of financial position are calculated by the independent actuary in accordance with actuarial valuation method. The defined benefit obligation is calculated using the projected unit credit method. Assumptions based on market data and historical data such as discount rate, future salary increase rate, mortality, and consumer price index are used which are updated annually.

Actuarial assumptions may differ from actual results, due to changes in the market conditions, economic trends, and mortality trends which may affect net defined benefit liabilities and future payments. Actuarial gains and losses arising from changes in actuarial assumptions are recognized in the period incurred through other comprehensive income.

18.2 Details of net defined benefit liabilities as of June 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	June 30, 2025		December 31, 2024
Present value of defined benefit obligation	~~W~~	2,465,159	~~W~~	2,537,534
Fair value of plan assets		(2,658,208)		(2,695,847)

Net defined benefit liabilities *	~~W~~	(193,049)	~~W~~	(158,313)

*

As of June 30, 2025, the net defined benefit asset of ~~W~~ 193,049 million is the amount obtained by subtracting the net defined benefit liability of ~~W~~ 97,076 million from the net defined benefit asset of ~~W~~ 290,125 million. Similarly, as of December 31, 2024, the net defined benefit asset of ~~W~~ 158,313 million is the amount obtained by subtracting the net defined benefit liability of ~~W~~ 100,187 million from the net defined benefit asset of ~~W~~ 258,500 million.

18.3 Details of post-employment benefits recognized in profit or loss for the six-month periods ended June 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Current service cost	~~W~~	112,646	~~W~~	109,374
Past service cost		187		—
Net interest expense on net defined benefit liabilities		(3,589)		(6,725)

Post-employment benefits *	~~W~~	109,244	~~W~~	102,649

*

Includes post-employment benefits amounting to ~~W~~12,572 million recognized as insurance service expenses, ~~W~~ 1,830 million recognized as other operating expenses and ~~W~~ 41 million recognized as advanced payments for the six-month period ended June 30, 2025 and ~~W~~10,260 million recognized as insurance service expenses, ~~W~~ 1,639 million recognized as other operating expenses and ~~W~~ 34 million recognized as advanced payments for the six-month period ended June 30, 2024.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

19. Equity

19.1 Share Capital

19.1.1 Details of share capital as of June 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won and in number of shares)	June 30, 2025		December 31, 2024
Type of share	Ordinary share		Ordinary share
Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share (In Korean won)	~~W~~	5,000	~~W~~	5,000
Number of issued shares		381,462,103		393,528,423
Share capital *	~~W~~	2,090,558	~~W~~	2,090,558

*	Due to the retirement of shares deducted through retained earnings, it is different from the total par value of the shares issued.

19.1.2 Changes in outstanding shares for the six-month periods ended June 30, 2025 and 2024, are as follows:

(In number of shares)	2025	2024
Beginning	373,600,719	378,663,825
Increase	—	5,000,000
Decrease	(9,448,744)	(4,398,135)

Ending	364,151,975	379,265,690

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

19.2 Hybrid Securities

Details of hybrid securities classified as equity as of June 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)

Hybrid securities	Issuance date	Maturity	Interest rate (%) as of June 30, 2025	June 30, 2025		December 31, 2024
Series 1-2	May. 2, 2019	Perpetual bond	3.44	~~W~~	49,896	~~W~~	49,896
Series 2-1	May. 8, 2020	Perpetual bond	3.30		—		324,099
Series 2-2	May. 8, 2020	Perpetual bond	3.43		74,812		74,812
Series 3-1	Jul. 14, 2020	Perpetual bond	3.17		369,099		369,099
Series 3-2	Jul. 14, 2020	Perpetual bond	3.38		29,922		29,922
Series 4-1	Oct. 20, 2020	Perpetual bond	3.00		433,996		433,996
Series 4-2	Oct. 20, 2020	Perpetual bond	3.28		64,855		64,855
Series 5-1	Feb. 19, 2021	Perpetual bond	2.67		419,071		419,071
Series 5-2	Feb. 19, 2021	Perpetual bond	2.87		59,862		59,862
Series 5-3	Feb. 19, 2021	Perpetual bond	3.28		119,727		119,727
Series 6-1	May. 28, 2021	Perpetual bond	3.20		165,563		165,563
Series 6-2	May. 28, 2021	Perpetual bond	3.60		109,708		109,708
Series 7-1	Oct. 8, 2021	Perpetual bond	3.57		208,468		208,468
Series 7-2	Oct. 8, 2021	Perpetual bond	3.80		59,834		59,834
Series 8-1	Feb. 16, 2022	Perpetual bond	4.00		442,970		442,970
Series 8-2	Feb. 16, 2022	Perpetual bond	4.30		155,626		155,626
Series 9-1	May. 12, 2022	Perpetual bond	4.68		478,829		478,829
Series 9-2	May. 12, 2022	Perpetual bond	4.97		19,906		19,906
Series 10-1	Aug. 26, 2022	Perpetual bond	4.90		407,936		407,936
Series 10-2	Aug. 26, 2022	Perpetual bond	5.15		70,819		70,819
Series 10-3	Aug. 26, 2022	Perpetual bond	5.30		19,944		19,944
Series 11-1	Feb. 3, 2023	Perpetual bond	4.90		548,681		548,681
Series 11-2	Feb. 3, 2023	Perpetual bond	5.03		49,871		49,871
Series 12	Feb. 28, 2024	Perpetual bond	4.39		399,060		399,084
Series 13	Jan. 22, 2025	Perpetual bond	4.00		404,028		—

				~~W~~	5,162,483	~~W~~	5,082,578

*	As a result of exercising the call option for the Parent Company’s write-down contingent convertible bonds on May 8, 2025, ~~W~~ 325,000 million was fully redeemed before maturity.

The above hybrid securities are early redeemable by the Group after 5 or 7 or 10 years from the issuance date. On the other hand, hybrid securities of ~~W~~ 1,065,613 million issued by Kookmin Bank, hybrid securities of ~~W~~ 232,672 million issued by KB Securities Co., Ltd., hybrid securities of ~~W~~ 49,800 million issued by KB Life Insurance Co., Ltd., hybrid securities of ~~W~~ 249,150 million issued by KB Kookmin Card Co., Ltd. and hybrid securities of ~~W~~ 19,993 million issued by KB Real Estate Trust. Co., Ltd. are recognized as non-controlling interests and are early redeemable after 5 years from the issuance date and each interest payment date thereafter.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

19.3 Capital Surplus

Details of capital surplus as of June 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	June 30, 2025		December 31, 2024
Paid-in capital in excess of par value	~~W~~	13,190,274	~~W~~	13,190,274
Losses on sales of treasury shares		(477,358)		(477,358)
Other capital surplus		3,932,993		3,933,818

	~~W~~	16,645,909	~~W~~	16,646,734

19.4 Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income as of June 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	June 30, 2025		December 31, 2024
Remeasurements of net defined benefit liabilities	~~W~~	(247,391)	~~W~~	(247,241)
Currency translation differences		463,044		809,089
Losses on financial instruments at fair value through other comprehensive income		(958,674)		(1,518,990)
Share of other comprehensive loss of associates and joint ventures		(5,481)		(3,153)
Gains on cash flow hedging instruments		78,107		108,318
Losses on hedging instruments of net investments in foreign operations		(189,115)		(316,109)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		(28,021)		(17,314)
Insurance finance income		610,644		1,682,322

	~~W~~	(276,887)	~~W~~	496,922

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

19.5 Retained Earnings

19.5.1 Details of retained earnings as of June 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	June 30, 2025		December 31, 2024
Legal reserves [1]	~~W~~	1,436,869	~~W~~	1,219,810
Voluntary reserves		982,000		982,000
Unappropriated retained earnings [2]		34,270,040		32,606,410

	~~W~~	36,688,909	~~W~~	34,808,220

[1]

With respect to the allocation of net profit earned in a fiscal term, the Parent Company must set aside in its legal reserve an amount equal to at least 10% of its profit after tax as reported in the financial statements, each time it pays dividends on its net profits earned until its legal reserve reaches the aggregate amount of its paid-in capital in accordance with Article 53 of the Financial Holding Company Act. This reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit.

[2]	The regulatory reserve for credit losses the Group appropriated in retained earnings is ~~W~~ 4,162,496 million and ~~W~~ 4,370,051 million as of June 30, 2025 and December 31, 2024, respectively.

19.5.2 Regulatory reserve for credit losses

Measurement and disclosure of regulatory reserve for credit losses are required in accordance with Articles 26 through 28 of Regulations on Supervision of Financial Holding Companies.

19.5.2.1 Details of regulatory reserve for credit losses as of June 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	June 30, 2025		December 31, 2024
Regulatory reserve for credit losses attributable to:
Shareholders of the Parent Company	~~W~~	4,162,496	~~W~~	4,370,051
Non-controlling interests		150,323		169,603

	~~W~~	4,312,819	~~W~~	4,539,654

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

19.5.2.2 Regulatory reserve for credit losses estimated to be appropriated and adjusted profit after provision of regulatory reserve for credit losses for the three-month and six-month periods ended June 30, 2025 and 2024, are as follows:

(In millions of Korean won, except for per share amounts)	2025				2024
	Three months		Six months		Three months		Six months
Provision (reversal) of regulatory reserve for credit losses	~~W~~	(107,863)	~~W~~	(207,555)	~~W~~	60,193	~~W~~	(140,479)
Adjusted profit after provision of regulatory reserve for credit losses [1,2]		1,792,601		3,539,930		1,619,795		2,814,379
Adjusted basic earnings per share after provision of regulatory reserve for credit losses [1]		4,898		9,594		4,259		7,392
Adjusted diluted earnings per share after provision of regulatory reserve for credit losses [1]		4,857		9,507		4,220		7,298

[1]

Adjusted profit after provision of regulatory reserve for credit losses is not based on Korean IFRS. It is calculated by reflecting provision of regulatory reserve for credit losses before tax to the net profit attributable to shareholders of the Parent Company.

[2]	After deducting dividends on hybrid securities

19.6 Treasury Shares

Changes in treasury shares for the six-month periods ended June 30, 2025 and 2024, are as follows:

(In millions of Korean won and in number of shares)	2025
	Beginning		Acquisition		Retirement		Ending
Number of treasury shares		19,927,704		9,448,744		(12,066,320)		17,310,128
Carrying amount	~~W~~	1,236,060	~~W~~	820,000	~~W~~	(814,522)	~~W~~	1,241,538

(In millions of Korean won and in number of shares)	2025
	Beginning		Acquisition		Disposal		Ending
Number of treasury shares		24,847,247		4,398,135		(5,000,000)		24,245,382
Carrying amount *	~~W~~	1,165,837	~~W~~	320,000	~~W~~	(234,600)	~~W~~	1,251,237

*	5 million treasury shares deposited at the Korea Securities Depository for the exchange of exchangeable bonds was all disposed of on February 14, 2024 through the exercise of exchange rights.

The Parent Company retired 4,575,874 shares (~~W~~ 400,000 million), 1,089,097 shares (~~W~~ 100,000 million) and 6,401,349 shares (~~W~~ 520,000 million) of the treasury shares on May 15, 2025, each acquired in accordance with the resolution of the Board of Directors on July 23, 2024, October 24, 2024, and February 5, 2025 respectively.

Also, the Parent Company plans to retire 3,047,395 share (~~W~~ 300,000 million) of treasury shares on January 15, 2026, acquired in accordance with the resolution of the Board of Directors on April 24, 2025

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

20. Net Interest Income

Details of interest income, interest expense, and net interest income for the three-month and six-month periods ended June 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025				2024
	Three months		Six months		Three months		Six months
Interest income
Due from financial institutions measured at fair value through profit or loss	~~W~~	662	~~W~~	1,263	~~W~~	644	~~W~~	1,557
Securities measured at fair value through profit or loss		337,972		685,899		350,898		723,162
Loans measured at fair value through profit or loss		14,518		28,045		8,293		11,869
Securities measured at fair value through other comprehensive income		688,284		1,392,334		676,741		1,300,253
Loans measured at fair value through other comprehensive income		17,894		34,805		12,745		25,870
Due from financial institutions measured at amortized cost		83,887		177,467		112,277		205,752
Securities measured at amortized cost		277,068		558,158		313,787		621,716
Loans measured at amortized cost		5,685,638		11,509,443		5,977,628		12,017,621
Insurance finance income		9,157		19,247		7,649		15,592
Others		169,553		332,913		150,653		301,496

		7,284,633		14,739,574		7,611,315		15,224,888

Interest expense
Deposits		2,325,978		4,758,228		2,562,959		5,194,735
Borrowings		556,358		1,125,871		639,554		1,284,667
Debentures		657,793		1,329,319		646,109		1,262,875
Insurance finance expense		373,212		755,354		372,131		749,293
Others		264,766		402,111		164,209		337,080

		4,178,107		8,370,883		4,384,962		8,828,650

Net interest income	~~W~~	3,106,526	~~W~~	6,368,691	~~W~~	3,226,353	~~W~~	6,396,238

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

21. Net Fee and Commission Income

Details of fee and commission income, fee and commission expense, and net fee and commission income for the three-month and six-month periods ended June 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025				2024
	Three months		Six months		Three months		Six months
Fee and commission income
Banking activity fees	~~W~~	49,654	~~W~~	97,668	~~W~~	47,065	~~W~~	94,528
Lending activity fees		27,257		54,216		30,597		58,790
Credit card and debit card related fees		370,517		768,293		407,331		826,070
Agent activity fees		81,955		141,174		50,976		106,968
Trust and other fiduciary fees		69,531		138,802		72,501		144,938
Fund management related fees		69,137		102,182		34,589		65,128
Acceptances and guarantees fees		21,832		46,601		28,777		51,031
Foreign currency related fees		104,196		205,211		86,245		167,420
Securities agency fees		36,890		70,579		31,025		59,868
Other business account commission on consignment		5,874		18,204		6,795		21,377
Commissions received on securities business		172,408		328,637		147,605		322,069
Lease fees		271,481		544,225		277,287		565,370
Others		166,234		261,407		109,811		243,347

		1,446,966		2,777,199		1,330,604		2,726,904

Fee and commission expense
Trading activity related fees *		12,136		23,045		13,075		25,899
Lending activity fees		10,500		20,945		8,665		17,757
Credit card and debit card related fees		198,209		393,838		203,275		407,904
Outsourcing related fees		36,866		67,026		39,641		73,105
Foreign currency related fees		30,272		64,093		27,504		52,837
Others		127,047		242,268		118,809		239,674

		415,030		811,215		410,969		817,176

Net fee and commission income	~~W~~	1,031,936	~~W~~	1,965,984	~~W~~	919,635	~~W~~	1,909,728

*	Fees from financial instruments at fair value through profit or loss

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

22. Net Gains or Losses on Financial Instruments at Fair Value through Profit or Loss

22.1 Net Gains or Losses on Financial Instruments at Fair Value through Profit or Loss

Net gains or losses on financial instruments at fair value through profit or loss include dividend income, gains or losses arising from changes in fair value, and gains or losses arising from sales and redemptions. Details of net gains or losses on financial instruments at fair value through profit or loss for the three-month and six-month periods ended June 30, 2025 and 2024, are as follows:

	2025				2024
(In millions of Korean won)	Three months		Six months		Three months		Six months
Gains on financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss:
Debt securities	~~W~~	1,054,145	~~W~~	2,289,320	~~W~~	930,975	~~W~~	1,803,674
Equity securities		704,306		974,150		265,147		547,560

		1,758,451		3,263,470		1,196,122		2,351,234

Derivatives held for trading:
Interest rate		852,250		2,433,580		344,347		2,690,750
Currency		6,532,815		8,690,861		4,280,955		9,718,683
Stock or stock index		696,783		1,211,010		594,770		1,108,988
Credit		9,981		38,323		15,619		33,378
Commodity		39,783		85,267		16,849		27,713
Others		13,697		68,462		857		24,636

		8,145,309		12,527,503		5,253,397		13,604,148

Financial liabilities at fair value through profit or loss		15,949		85,631		85,409		179,214
Other financial instruments		(745)		1,675		(1,792)		51

		9,918,964		15,878,279		6,533,136		16,134,647

Losses on financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss:
Debt securities		421,611		820,770		185,398		794,535
Equity securities		92,349		245,149		155,671		288,444

		513,960		1,065,919		341,069		1,082,979

Derivatives held for trading:
Interest rate		643,589		2,490,213		410,638		2,456,307
Currency		5,963,524		8,036,526		4,583,910		10,322,259
Stock or stock index		925,589		1,507,482		503,776		1,130,225
Credit		9,489		36,501		14,441		32,573
Commodity		33,553		75,657		9,692		23,392
Others		10,482		24,712		21,060		86,225

		7,586,226		12,171,091		5,543,517		14,050,981

Financial liabilities at fair value through profit or loss		224,402		334,780		116,978		229,920
Other financial instruments		(730)		1,748		(1,660)		163

		8,323,858		13,573,538		5,999,904		15,364,043

Net gains on financial instruments at fair value through profit or loss	~~W~~	1,595,106	~~W~~	2,304,741	~~W~~	533,232	~~W~~	770,604

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

22.2 Net Gains or Losses on Financial Instruments Designated at Fair Value through Profit or Loss

Net gains or losses on financial instruments designated at fair value through profit or loss include gains or losses arising from changes in fair value, and gains or losses arising from sales and redemptions. Details of net gains or losses on financial instruments designated at fair value through profit or loss for the three-month and six-month periods ended June 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025				2024
	Three months		Six months		Three months		Six months
Gains on financial instruments designated at fair value through profit or loss
Financial liabilities designated at fair value through profit or loss	~~W~~	52,986	~~W~~	95,274	~~W~~	54,507	~~W~~	195,304

		52,986		95,274		54,507		195,304

Losses on financial instruments designated at fair value through profit or loss
Financial liabilities designated at fair value through profit or loss		81,947		287,652		266,162		395,198

		81,947		287,652		266,162		395,198

Net losses on financial instruments designated at fair value through profit or loss	~~W~~	(28,961)	~~W~~	(192,378)	~~W~~	(211,655)	~~W~~	(199,894)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

23. Net Other Operating Income and Expenses

Details of other operating income and expenses for the three-month and six-month periods ended June 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025				2024
	Three months		Six months		Three months		Six months
Other operating income
Gains on financial instruments at fair value through other comprehensive income:
Gains on redemption of financial instruments at fair value through other comprehensive income	~~W~~	512	~~W~~	713	~~W~~	2,945	~~W~~	3,916
Gains on disposal of financial instruments at fair value through other comprehensive income		59,471		182,129		30,198		76,526

		59,983		182,842		33,143		80,442

Gains on financial assets at amortized cost:
Gains on sale of loans measured at amortized cost		48,308		101,781		45,015		100,074
Gains on disposal of securities measured at amortized cost		478		756		269		365

		48,786		102,537		45,284		100,439
Gains on hedge accounting		152,023		241,971		84,441		235,876
Gains on foreign exchange transactions		1,883,426		3,200,328		1,168,357		2,562,134
Dividend income		28,629		80,129		14,242		44,033
Others		209,888		403,158		164,199		322,084

		2,382,735		4,210,965		1,509,666		3,345,008

Other operating expenses
Losses on financial instruments at fair value through other comprehensive income:
Losses on redemption of financial instruments at fair value through other comprehensive income		582		777		2		33
Losses on disposal of financial instruments at fair value through other comprehensive income		33,373		58,351		13,475		47,318

		33,955		59,128		13,477		47,351

Losses on financial assets at amortized cost:
Losses on sale of loans measured at amortized cost		151,400		194,793		27,659		30,037

		151,400		194,793		27,659		30,037

Losses on hedge accounting		203,797		318,639		84,118		209,115
Losses on foreign exchanges transactions		2,367,051		3,678,257		890,533		2,108,581
Deposit insurance fee		155,337		308,195		147,274		291,801
Credit guarantee fund fee		104,391		201,355		89,078		171,783
Depreciation expenses of operating lease assets		165,989		333,318		176,469		354,909
Others		506,059		908,948		366,916		821,999

		3,687,979		6,002,633		1,795,524		4,035,576

Net other operating expenses	~~W~~	(1,305,244)	~~W~~	(1,791,668)	~~W~~	(285,858)	~~W~~	(690,568)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

24. General and Administrative Expenses

24.1 Details of general and administrative expenses for the three-month and six-month periods ended June 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025				2024
	Three months		Six months		Three months		Six months
Expenses related to employee
Employee benefits - salaries	~~W~~	710,225	~~W~~	1,406,796	~~W~~	661,658	~~W~~	1,315,281
Employee benefits - others		200,832		424,165		182,141		430,983
Post-employment benefits - defined benefit plans		50,886		94,801		44,325		90,716
Post-employment benefits - defined contribution plans		8,865		18,237		8,059		17,116
Termination benefits		828		2,863		461		2,730
Share-based payments		87,612		81,703		31,770		91,671

		1,059,248		2,028,565		928,414		1,948,497

Depreciation and amortization		223,218		447,130		226,849		443,731

Other general and administrative expenses
Rental expense		22,875		48,269		22,349		43,561
Tax and dues		105,461		191,914		92,414		169,197
Communication		8,606		19,348		11,522		22,734
Electricity and utilities		10,396		23,364		10,529		23,157
Publication		1,504		2,880		1,807		3,533
Repairs and maintenance		9,898		19,049		10,847		20,081
Vehicle		4,693		9,269		4,462		8,725
Travel		4,115		7,349		4,596		8,736
Training		9,843		19,595		9,315		18,036
Service fees		57,097		110,414		56,842		110,843
Electronic data processing expenses		97,606		194,157		86,327		174,592
Advertising		60,694		94,878		57,281		92,599
Others		74,442		139,080		70,337		134,105

		467,230		879,566		438,628		829,899

	~~W~~	1,749,696	~~W~~	3,355,261	~~W~~	1,593,891	~~W~~	3,222,127

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

24.2 Share-based Payments

24.2.1 Stock grants

The Group changed the scheme of share-based payments awarded to executives and employees from stock options to stock grants in November 2007. The stock grants award program is an incentive plan that sets, on grant date, the maximum number of shares that can be awarded. Actual shares to be granted is determined in accordance with achievement of pre-set performance targets over the vesting period.

24.2.1.1 Details of stock grants linked to long-term performance as of June 30, 2025, are as follows:

(In number of shares)	Grant date	Number of granted shares [1]	Vesting conditions [2]
KB Financial Group Inc.
Series 38	Nov. 21, 2023	55,547	Services fulfillment, market performance [3] 35%, and non-market performance [5] 65%
Series 39	Jan. 1, 2024	47,839	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 40	Feb. 1, 2024	511	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Series 41	Apr. 6, 2024	6,450	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Series 43	Jan. 1, 2025	37,073	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Series 44	Apr. 7, 2025	5,540	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Deferred grant in 2015		1,063	Satisfied
Deferred grant in 2020		40	Satisfied
Deferred grant in 2022		13,239	Satisfied
Deferred grant in 2023		59,942	Satisfied
Deferred grant in 2024		25,541	Satisfied

		252,785

Kookmin Bank
Series 96	Jan. 1, 2024	214,028	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100% Services fulfillment, market performance [3] 30%, and non-market performance [6] 70%
Series 97	Feb. 1, 2024	2,045	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 98	Apr. 22, 2024	2,959	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 99	Jul. 05, 2024	4,926	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 101	Aug. 24, 2024	4,453	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 102	Jan. 1, 2025	188,401	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100% Services fulfillment, market performance [3] 30%, and non-market performance [6] 70%

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

24.2.1.1 Details of stock grants linked to long-term performance as of June 30, 2025, are as follows: (cont’d)

(In number of shares)	Grant date	Number of granted shares [1]	Vesting conditions [2]
Deferred grant in 2022		29,628	Satisfied
Deferred grant in 2023		93,893	Satisfied
Deferred grant in 2024		118,288	Satisfied

		658,621

Other subsidiaries
Stock granted in 2012		160	Services fulfillment, market performance [3] 0~50%, and non-market performance [4] 50~100%
Stock granted in 2013		219
Stock granted in 2014		1,028
Stock granted in 2015		1,155
Stock granted in 2017		3,955
Stock granted in 2018		11,044
Stock granted in 2019		13,255
Stock granted in 2020		25,783
Stock granted in 2021		18,692
Stock granted in 2022		79,498
Stock granted in 2023		119,168
Stock granted in 2024		429,364
Stock granted in 2025		207,620

		910,941

		1,822,347

[1]

Granted shares represent the total number of shares initially granted to executives and employees who have residual shares as of June 30, 2025 (Deferred grants are residual shares vested as of June 30, 2025).

[2]

Executives and employees were given the right of choice about the timing of the deferred payment (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted shares is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

[3]

Relative TSR (Total Shareholder Return): [(Fair value at the end of the contract—Fair value at the beginning of the contract) + (Total amount of dividend per share paid during the contract period)] / Fair value at the beginning of the contract.

[4]	Performance results of company and employee
[5]	EPS (Earnings Per Share), Asset Quality, HCROI (Human Capital Return On Investment), Non-bank segment profit
[6]	EPS, Asset Quality

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

24.2.1.2 Details of stock grants linked to short-term performance as of June 30, 2025, are as follows:

(In number of shares)	Estimated number of vested shares *	Vesting conditions
KB Financial Group Inc.
Stock granted in 2015	541	Satisfied
Stock granted in 2016	1,558	Satisfied
Stock granted in 2020	78	Satisfied
Stock granted in 2022	14,653	Satisfied
Stock granted in 2023	27,960	Satisfied
Stock granted in 2024	23,462	Satisfied
Stock granted in 2025	8,733	Proportional to service period
Kookmin Bank
Stock granted in 2022	54,465	Satisfied
Stock granted in 2023	118,731	Satisfied
Stock granted in 2024	98,232	Satisfied
Stock granted in 2025	32,828	Proportional to service period
Other subsidiaries
Stock granted in 2015	1,289	Satisfied
Stock granted in 2016	7,290	Satisfied
Stock granted in 2017	20,121	Satisfied
Stock granted in 2018	51,583	Satisfied
Stock granted in 2019	41,130	Satisfied
Stock granted in 2020	48,423	Satisfied
Stock granted in 2021	81,625	Satisfied
Stock granted in 2022	202,086	Satisfied
Stock granted in 2023	409,430	Satisfied
Stock granted in 2024	421,073	Satisfied
Stock granted in 2025	58,257	Proportional to service period

	1,723,548

*

Executives and employees were given the right of choice about the timing of the deferred payment (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted shares is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

24.2.1.3 The accrued expenses for share-based payments related to stock grants are ~~W~~ 310,342 million and ~~W~~ 295,867 million as of June 30, 2025 and December 31, 2024, respectively, and the compensation costs amounting to ~~W~~ 96,668 million and ~~W~~ 105,588 million were recognized for the six-month periods ended June 30, 2025 and 2024, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

24.2.2 Mileage stock

24.2.2.1 Details of mileage stock as of June 30, 2025, are as follows:

(In number of shares)	Grant date	Number of granted shares [1]	Expected exercise period (years) [2]	Remaining shares [1]

Stock granted in 2020
	Aug. 26, 2020	40	0.00~0.15	16
	Oct. 29, 2020	160	0.00~0.33	80
	Nov. 6, 2020	45	0.00~0.35	26
	Nov. 30, 2020	35	0.00~0.42	24
	Dec. 2, 2020	57	0.00~0.42	20
	Dec. 4, 2020	49	0.00~0.43	5
	Dec. 30, 2020	88	0.00~0.50	25
Stock granted in 2021
	Jan. 15, 2021	28,156	0.00~0.54	9,000
	Apr. 15, 2021	89	0.00~0.76	53
	Jul. 1, 2021	54	0.00~1.00	18
	Jul. 2, 2021	11	0.00~1.00	11
	Jul. 27, 2021	70	0.00~1.07	25
	Nov. 1, 2021	71	0.00~1.34	53
	Nov. 16, 2021	53	0.00~1.38	3
	Dec. 3, 2021	91	0.00~1.42	39
	Dec. 6, 2021	87	0.00~1.43	25
	Dec. 30, 2021	76	0.00~1.50	38
Stock granted in 2022
	Jan. 14, 2022	20,909	0.00~1.54	9,477
	Apr. 4, 2022	65	0.00~1.76	33
	Apr. 19, 2022	33	0.00~1.80	20
	Aug. 03, 2022	62	0.00~2.09	6
	Aug. 09, 2022	80	0.00~2.11	17
	Oct. 19, 2022	55	0.00~2.30	5
	Nov. 1, 2022	177	0.00~2.34	81
	Dec. 1, 2022	49	0.00~2.42	48
	Dec. 6, 2022	88	0.00~2.43	8
	Dec. 12, 2022	114	0.00~2.45	48
	Dec. 15, 2022	42	0.00~2.46	26
	Dec. 30, 2022	114	0.00~2.50	25

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

24.2.2.1 Details of mileage stock as of June 30, 2025, are as follows: (cont’d)

(In number of shares)	Grant date	Number of granted shares [1]	Expected exercise period (years) [2]	Remaining shares [1]

Stock granted in 2023
	Jan. 9, 2023	23,071	0.00~2.53	8,627
	Jan. 14, 2023	742	0.00~2.54	313
	Mar. 27, 2023	58	0.00~2.74	50
	Mar. 31, 2023	97	0.00~2.75	39
	May. 4, 2023	105	0.00~2.84	50
	Jul. 3, 2023	63	0.00~3.01	21
	Jul. 26, 2023	38	0.00~3.07	30
	Jul. 31, 2023	220	0.00~3.08	75
	Oct. 20, 2023	80	0.00~3.30	51
	Nov. 1, 2023	78	0.00~3.34	58
	Dec. 1, 2023	49	0.00~3.42	36
	Dec. 13, 2023	115	0.00~3.45	29
	Dec. 14, 2023	57	0.00~3.45	50
	Dec. 27, 2023	19	0.00~3.49	19
	Dec. 28, 2023	162	0.00~3.49	84
	Dec. 29, 2023	95	0.00~3.50	76
Stock granted in 2024
	Jan. 13, 2024	17,523	0.00~3.54	12,101
	Jan. 31, 2024	297	0.00~3.59	244
	Apr. 01, 2024	89	0.00~3.75	65
	Jul. 01, 2024	38	0.00~4.00	38
	Aug. 01, 2024	141	0.00~4.09	141
	Sep. 02, 2024	14	0.00~4.18	11
	Nov. 1, 2024	55	0.00~4.34	55
	Dec. 4, 2024	26	0.00~4.43	26
	Dec. 19, 2024	88	0.00~4.47	88
	Dec. 30, 2024	73	0.00~4.50	73
Stock granted in 2025
	Jan. 11, 2025	11,977	0.00~4.53	11,389
	Feb. 6, 2025	162	0.00~4.61	162
	Apr. 1, 2025	38	0.00~4.75	38
	May. 9, 2025	13	0.00~4.86	13

		106,603		53,307

[1]	Vested immediately at the grant date and assessed based on the stock price as of June 30, 2025
[2]

Mileage stock is exercisable for four years after one year from the grant date at the closing price of the end of the previous month. However, mileage stock can be exercised at the closing price of the end of the previous month on the date of occurrence of retirement or transfer despite a one-year grace period.

24.2.2.2 The accrued expenses for share-based payments related to mileage stock are ~~W~~ 5,912 million and ~~W~~ 5,067 million as of June 30, 2025 and December 31, 2024, respectively. The compensation costs amounting to ~~W~~ 2,557 million and ~~W~~ 2,802 million were recognized as expenses for the six-month periods ended June 30, 2025 and 2024, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

25. Income Tax Expense

25.1 Details of income tax expense for the six-month periods ended June 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Income tax payable
Current income tax expense	~~W~~	935,539	~~W~~	674,421
Adjustments of income tax of prior years recognized in current tax		(64,635)		6,839

		870,904		681,260

Changes in deferred income tax assets and liabilities		179,158		(304,365)

Income tax recognized directly in equity and others
Remeasurements of net defined benefit liabilities		(165)		(4,103)
Currency translation differences		29,761		(17,651)
Net gains or losses on financial assets at fair value through other comprehensive income		(209,651)		124,546
Share of other comprehensive income or loss of associates and joint ventures		819		69
Gains or losses on cash flow hedging instruments		10,831		11,172
Gains or losses on hedging instruments of net investments in foreign operations		(45,553)		32,719
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		3,837		3,904
Insurance finance income		384,406		455,364

		174,285		606,020

Others		(21,302)		17,444

Income tax expense	~~W~~	1,203,045	~~W~~	1,000,359

26. Dividends

The annual dividends to the shareholders of the Company for the year ended December 31, 2024, amounting to ~~W~~ 298,285 million (~~W~~ 804 per share) were declared at the annual general shareholders’ meeting on March 26, 2025 and paid on April 15, 2025. According to the resolution of the Board of Directors on April 24, 2025, the interim dividends per share of ~~W~~ 912 (total dividends: ~~W~~ 334,339 million) with dividend record date of May 12, 2025 were paid on May 22, 2025. Meanwhile, the annual dividends to the shareholders of the Parent Company for the year ended December 31, 2023 and quarterly dividend paid in 2024 were ~~W~~ 587,006 million (~~W~~ 1,530 per share) and ~~W~~ 899,972 million, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

27. Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) for the six-month periods ended June 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	Beginning		Changes except for reclassifi- cation		Reclassification to profit or loss		Transfer within equity		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(247,241)	~~W~~	15	~~W~~	—	~~W~~	—	~~W~~	(165)	~~W~~	(247,391)
Currency translation differences		809,089		(375,806)		—		—		29,761		463,044
Gains (losses) on financial instruments at fair value through other comprehensive income		(1,518,990)		821,964		(58,489)		6,492		(209,651)		(958,674)
Share of other comprehensive loss of associates and joint ventures		(3,153)		(3,125)		(22)		—		819		(5,481)
Gains (losses) on cash flow hedging instruments		108,318		(283,019)		241,977		—		10,831		78,107
Gains (losses) on hedging instruments of net investments in foreign operations		(316,109)		172,547		—		—		(45,553)		(189,115)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		(17,314)		(14,544)		—		—		3,837		(28,021)
Finance gains or losses on insurance contract assets (liabilities)		1,682,322		(1,456,084)		—		—		384,406		610,644

	~~W~~	496,922	~~W~~	(1,138,052)	~~W~~	183,466	~~W~~	6,492	~~W~~	174,285	~~W~~	(276,887)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

27. Accumulated Other Comprehensive Income (Loss) (cont’d)

Changes in accumulated other comprehensive income (loss) for the six-month periods ended June 30, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2024
	Beginning		Changes except for reclassifi- cation		Reclassification to profit or loss		Transfer within equity		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(161,295)	~~W~~	15,587	~~W~~	—	~~W~~	—	~~W~~	(4,103)	~~W~~	(149,811)
Currency translation differences		261,752		287,424		—		—		(17,651)		531,525
Gains (losses) on financial instruments at fair value through other comprehensive income		(2,735,499)		(416,424)		(49,361)		4,744		124,546		(3,071,994)
Share of other comprehensive loss of associates and joint ventures		(3,318)		(155)		—		—		69		(3,404)
Gains (losses) on cash flow hedging instruments		73,555		75,000		(117,354)		—		11,172		42,373
Gains (losses) on hedging instruments of net investments in foreign operations		(129,401)		(123,938)		—		—		32,719		(220,620)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		(11,800)		(14,787)		—		—		3,904		(22,683)
Finance gains or losses on insurance contract assets (liabilities)		4,858,650		(1,724,862)		—		—		455,364		3,589,152

	~~W~~	2,152,644	~~W~~	(1,902,155)	~~W~~	(166,715)	~~W~~	4,744	~~W~~	606,020	~~W~~	694,538

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

28. Earnings per Share

28.1 Basic Earnings per Share

Basic earnings per share is calculated by dividing profit attributable to ordinary equity holders of the Parent Company by the weighted average number of ordinary shares outstanding.

28.1.1 Weighted average number of ordinary shares outstanding

(In number of shares)	2025		2024
	Three months	Six months	Three months	Six months
Number of issued ordinary shares	381,462,103	381,462,103	403,511,072	403,511,072
Number of treasury shares *	(17,310,128)	(17,310,128)	(24,245,382)	(24,245,382)

Weighted average number of ordinary shares outstanding	365,983,134	368,976,986	380,328,992	380,717,562

*	The effective date of treasury shares that were deducted through retirement for the six-month periods ended June 30, 2025, is May 15, 2025.

28.1.2 Basic earnings per share

(In Korean won except for number of shares)	2025
	Three months		Six months
Profit attributable to shareholders of the Parent Company	~~W~~	1,738,421,561,585	~~W~~	3,435,692,965,893
Deduction: Dividends on hybrid securities		(53,684,075,000)		(103,318,150,000)

Profit attributable to the ordinary equity holders of the Parent Company (A)		1,684,737,486,585		3,332,374,815,893
Weighted average number of ordinary shares outstanding (B)		365,983,134		368,976,986

Basic earnings per share (A/B)	~~W~~	4,603	~~W~~	9,031

(In Korean won except for number of shares)	2024
	Three months		Six months
Profit attributable to shareholders of the Parent Company	~~W~~	1,732,449,235,357	~~W~~	2,774,431,470,919
Deduction: Dividends on hybrid securities		(52,460,325,000)		(100,530,650,000)

Profit attributable to the ordinary equity holders of the Parent Company (A)		1,679,988,910,357		2,673,900,820,919
Weighted average number of ordinary shares outstanding (B)		380,328,992		380,717,562

Basic earnings per share (A/B)	~~W~~	4,417	~~W~~	7,023

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

28.2 Diluted Earnings per Share

Diluted earnings per share is calculated through increasing the weighted average number of ordinary shares outstanding by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. The Group has dilutive potential ordinary shares such as stock grants and ordinary share exchange right of exchangeable bonds.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price during the period) based on the monetary value of stock grants. The number of shares calculated above is compared with the number of shares that would have been issued assuming the settlement of stock grants.

Exchangeable bonds are included in potential ordinary shares from the exercisable date of the exchange right, and interest expense after tax for the period is added to profit for diluted earnings per share.

28.2.1 Adjusted profit for diluted earnings per share

(In Korean won)	2025
	Three months		Six months
Profit attributable to shareholders of the Parent Company *	~~W~~	1,684,737,486,585	~~W~~	3,332,374,815,893
Adjustments: Interest expense on exchangeable bonds		—		—

Adjusted profit for diluted earnings per share	~~W~~	1,684,737,486,585	~~W~~	3,332,374,815,893

(In Korean won)	2024
	Three months		Six months
Profit attributable to shareholders of the Parent Company *	~~W~~	1,679,988,910,357	~~W~~	2,673,900,820,919
Adjustments: Interest expense on exchangeable bonds		—		306,631,690

Adjusted profit for diluted earnings per share	~~W~~	1,679,988,910,357	~~W~~	2,674,207,452,609

*	The amount is after deducting dividends on hybrid securities.

28.2.2 Weighted average number of ordinary shares outstanding for diluted earnings per share

(In number of shares)	2025		2024
	Three months	Six months	Three months	Six months
Weighted average number of ordinary shares outstanding	365,983,134	368,976,986	380,328,992	380,717,562
Adjustment:
Stock grants	3,055,324	3,367,388	3,472,695	3,750,719
Exchangeable bonds	—	—	—	1,208,791

Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	369,038,458	372,344,374	383,801,687	385,677,072

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

28.2.3 Diluted earnings per share

(In Korean won except for number of shares)	2025				2024
	Three months		Six months		Three months		Six months
Adjusted profit for diluted earnings per share	~~W~~	1,684,737,486,585	~~W~~	3,332,374,815,893	~~W~~	1,679,988,910,357	~~W~~	2,674,207,452,609
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		369,038,458		372,344,374		383,801,687		385,677,072

Diluted earnings per share	~~W~~	4,565	~~W~~	8,950	~~W~~	4,377	~~W~~	6,934

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

29. Insurance Contracts

29.1 Insurance Contracts Assets and Liabilities

29.1.1 Details of insurance contract assets and insurance contract liabilities as of June 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)
	June 30, 2025
	Life insurance										Non-life insurance
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Insurance contract assets	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	313,078	~~W~~	34,195	~~W~~	—	~~W~~	—
Insurance contract liabilities		15,686,566		626,917		7,825,153		6,992,744		—		23,829,748		1,548,560		2,169,375		160,804

Net insurance contract liabilities	~~W~~	15,686,566	~~W~~	626,917	~~W~~	7,825,153	~~W~~	6,992,744	~~W~~	—	~~W~~	23,516,670	~~W~~	1,514,365	~~W~~	2,169,375	~~W~~	160,804

Reinsurance contract assets	~~W~~	426	~~W~~	523	~~W~~	—	~~W~~	—	~~W~~	6,571	~~W~~	499,758	~~W~~	885,330	~~W~~	7,827	~~W~~	127,570
Reinsurance contract liabilities		18,891		17,270		—		—		—		35		27,138		—		—

Net reinsurance contract assets (liabilities)	~~W~~	(18,465)	~~W~~	(16,747)	~~W~~	—	~~W~~	—	~~W~~	6,571	~~W~~	499,723	~~W~~	858,192	~~W~~	7,827	~~W~~	127,570

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

29.1.1 Details of insurance contract assets and insurance contract liabilities as of June 30, 2025 and December 31, 2024, are as follows: (cont’d)

(In millions of Korean won)
	December 31, 2024
	Life insurance										Non-life insurance
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Insurance contract assets	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	265,762	~~W~~	10,429	~~W~~	—	~~W~~	—
Insurance contract liabilities		14,687,315		579,725		7,431,564		6,644,117		—		22,838,534		1,327,191		2,145,366		209,889

Net insurance contract liabilities	~~W~~	14,687,315	~~W~~	579,725	~~W~~	7,431,564	~~W~~	6,644,117	~~W~~	—	~~W~~	22,572,772	~~W~~	1,316,762	~~W~~	2,145,366	~~W~~	209,889

Reinsurance contract assets	~~W~~	81	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,442	~~W~~	492,051	~~W~~	831,272	~~W~~	6,953	~~W~~	164,348
Reinsurance contract liabilities		18,022		16,265		—		—		—		122		21,857		—		—

Net reinsurance contract assets (liabilities)	~~W~~	(17,941)	~~W~~	(16,265)	~~W~~	—	~~W~~	—	~~W~~	2,442	~~W~~	491,929	~~W~~	809,415	~~W~~	6,953	~~W~~	164,348

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

29.2 Details of insurance service results for the six-month periods ended June 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	Life insurance										Non-life insurance								Total
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Insurance revenue:
Insurance contracts not applying the premium allocation approach:
Expected insurance claims and expenses	~~W~~	131,010	~~W~~	17,589	~~W~~	27,434	~~W~~	44,552	~~W~~	—	~~W~~	2,463,320	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,683,905
Changes in risk adjustment due to release of risk		8,761		1,354		4,287		3,112		—		100,970		—		—		—		118,484
Changes in contractual service margin recognized in profit or loss for the services provided		134,107		8,538		30,754		48,421		—		423,962		—		—		—		645,782
Recovery of insurance acquisition cash flows		15,887		2,048		15,740		5,740		—		129,388		—		—		—		168,803
Other insurance revenues		(232)		(186)		(142)		(312)		—		—		—		—		—		(872)

	~~W~~	289,533	~~W~~	29,343	~~W~~	78,073	~~W~~	101,513	~~W~~	—	~~W~~	3,117,640	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	3,616,102

Insurance revenue for insurance contracts applying the premium allocation approach		—		—		—		—		—		—		689,604		1,397,143		32,413		2119,160

Total insurance revenue	~~W~~	289,533	~~W~~	29,343	~~W~~	78,073	~~W~~	101,513	~~W~~	—	~~W~~	3,117,640	~~W~~	689,604	~~W~~	1,397,143	~~W~~	32,413	~~W~~	5,735,262

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

29.2 Details of insurance service results for the six-month periods ended June 30, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2025
	Life insurance										Non-life insurance								Total
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Insurance service expenses:
Incurred claims and expenses	~~W~~	(93,293)	~~W~~	(18,461)	~~W~~	(22,541)	~~W~~	(39,851)	~~W~~	—	~~W~~	(2,526,329)	~~W~~	(572,117)	~~W~~	(1,213,144)	~~W~~	(10,842)	~~W~~	(4,496,578)
Amortization of insurance acquisition cash flows		(15,886)		(2,048)		(15,740)		(5,740)		—		(153,872)		(78,413)		(157,303)		(1,670)		(430,672)
Changes in fulfilment cash flows relating to incurred claims		(7,016)		(2,055)		(128)		(2,619)		—		73,471		9,205		(10,023)		—		60,835
Losses on onerous contracts and reversals		(2,030)		(1,634)		(11,705)		10,197		—		6,754		252		—		—		1,834
Other insurance service expenses		(618)		18		6,292		(2,012)		—		—		—		—		—		3,680

Insurance service expenses for insurance contracts not applying the premium allocation approach		(118,843)		(24,180)		(43,822)		(40,025)		—		(2,599,976)		—		—		—		(2,826,846)
Insurance service expenses for insurance contracts applying the premium allocation approach		—		—		—		—		—		—		(641,073)		(1,380,470)		(12,512)		(2,034,055)

Total insurance service expenses	~~W~~	(118,843)	~~W~~	(24,180)	~~W~~	(43,822)	~~W~~	(40,025)	~~W~~	—	~~W~~	(2,599,976)	~~W~~	(641,073)	~~W~~	(1,380,470)	~~W~~	(12,512)	~~W~~	(4,860,901)

Reinsurance income:
Recovery of incurred reinsurance claims and expenses		455		945		—		—		1,215		88,843		283,839		727		18,910		394,934
Changes in fulfilment cash flows relating to incurred claims		2,701		226		—		—		27		7,320		5,613		1,526		—		17,413
Recognition and reversal of loss-recovery component		59		120		—		—		195		(3,737)		168		—		—		(3,195)

Reinsurance income for reinsurance contracts not applying the premium allocation approach		3,215		1,291		—		—		1,437		90,880		—		—		—		96,823
Reinsurance income for reinsurance contracts applying the premium allocation approach		—		—		—		—		—		1,546		289,620		2,253		18,910		312,329

Total reinsurance income	~~W~~	3,215	~~W~~	1,291	~~W~~	—	~~W~~	—	~~W~~	1,437	~~W~~	92,426	~~W~~	289,620	~~W~~	2,253	~~W~~	18,910	~~W~~	409,152

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

29.2 Details of insurance service results for the six-month periods ended June 30, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2025
	Life insurance										Non-life insurance								Total
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Reinsurance expense:
Reinsurance contracts not applying the premium allocation approach:
Expected recovery of incurred claims and expenses	~~W~~	(716)	~~W~~	(1,039)	~~W~~	—	~~W~~	—	~~W~~	(1,163)	~~W~~	(84,631)	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(87,549)
Changes in risk adjustment due to release of risk		(101)		(80)		—		—		(83)		(4,377)		—		—		—		(4,641)
Changes in Contractual service margin recognized in profit or loss for the services received		(819)		(379)		—		—		(1,189)		(1,538)		—		—		—		(3,925)
Experience adjustments on reinsurance premiums for current and past service		504		907		—		—		177		(4,365)		—		—		—		(2,777)
Other reinsurance expenses		20		9		—		—		15		—		—		—		—		44

	~~W~~	(1,112)	~~W~~	(582)	~~W~~	—	~~W~~	—	~~W~~	(2,243)	~~W~~	(94,911)	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(98,848)

Reinsurance expenses for reinsurance contracts applying the premium allocation approach		—		—		—		—		—		(635)		(289,269)		(3,868)		(41,004)		(334,776)

Total reinsurance expense		(1,112)		(582)		—		—		(2,243)		(95,546)		(289,269)		(3,868)		(41,004)		(433,624)

Total insurance service result	~~W~~	172,793	~~W~~	5,872	~~W~~	34,251	~~W~~	61,488	~~W~~	(806)	~~W~~	514,544	~~W~~	48,882	~~W~~	15,058	~~W~~	(2,193)	~~W~~	849,889

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

29.2 Details of insurance service results for the six-month periods ended June 30, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2024
	Life insurance										Non-life insurance								Total
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Insurance revenue:
Insurance contracts not applying the premium allocation approach:
Expected insurance claims and expenses	~~W~~	132,012	~~W~~	17,466	~~W~~	20,923	~~W~~	44,684	~~W~~	—	~~W~~	2,245,548	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,460,633
Changes in risk adjustment due to release of risk		9,127		1,362		3,369		2,689		—		86,726		—		—		—		103,273
Changes in Contractual service margin recognized in profit or loss for the services provided		134,582		9,088		24,934		53,293		—		427,074		—		—		—		648,971
Recovery of insurance acquisition cash flows		14,100		1,658		8,437		5,343		—		102,354		—		—		—		131,892
Other insurance revenues		(1,696)		(278)		(395)		(257)		—		—		—		—		—		(2,626)

	~~W~~	288,125	~~W~~	29,296	~~W~~	57,268	~~W~~	105,752	~~W~~	—	~~W~~	2,861,702	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	3,342,143

Insurance revenue for insurance contracts applying the premium allocation approach		—		—		—		—		—		—		670,253		1,397,028		29,397		2,096,678

Total insurance revenue	~~W~~	288,125	~~W~~	29,296	~~W~~	57,268	~~W~~	105,752	~~W~~	—	~~W~~	2,861,702	~~W~~	670,253	~~W~~	1,397,028	~~W~~	29,397	~~W~~	5,438,821

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

29.2 Details of insurance service results for the six-month periods ended June 30, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2024
	Life insurance										Non-life insurance								Total
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Insurance service expenses:
Incurred claims and expenses	~~W~~	(94,412)	~~W~~	(15,230)	~~W~~	(13,230)	~~W~~	(37,455)	~~W~~	—	~~W~~	(2,198,049)	~~W~~	(369,948)	~~W~~	(1,206,680)	~~W~~	(4,369)	~~W~~	(3,939,373)
Amortization of insurance acquisition cash flows		(14,100)		(1,658)		(8,437)		(5,343)		—		(100,617)		(70,748)		(163,467)		(1,420)		(365,790)
Changes in fulfilment cash flows relating to incurred claims		(18,614)		(1,362)		(2,031)		(4,136)		—		166,302		69,866		17,324		—		227,349
Losses on onerous contracts and reversals		819		5,503		64		7,566		—		(33,558)		480		—		—		(19,126)
Other insurance service expenses		(1,680)		(685)		(3,144)		(1,419)		—		—		—		—		—		(6,928)

Insurance service expenses for insurance contracts not applying the premium allocation approach		(127,987)		(13,432)		(26,778)		(40,787)		—		(2,165,922)		—		—		1		(2,374,905)
Insurance service expenses for insurance contracts applying the premium allocation approach		—		—		—		—		—		—		(370,350)		(1,352,823)		(5,790)		(1,728,963)

Total insurance service expenses	~~W~~	(127,987)	~~W~~	(13,432)	~~W~~	(26,778)	~~W~~	(40,787)	~~W~~	—	~~W~~	(2,165,922)	~~W~~	(370,350)	~~W~~	(1,352,823)	~~W~~	(5,789)	~~W~~	(4,103,868)

Reinsurance income:
Recovery of incurred reinsurance claims and expenses		579		847		—		—		1,831		56,560		120,143		25		25,342		205,327
Changes in fulfilment cash flows relating to incurred claims		663		173		—		—		(330)		(20,312)		(52,371)		872		—		(71,305)
Recognition and reversal of loss-recovery component		122		(82)		—		—		(1,440)		5,951		134		—		—		4,685

Reinsurance income for reinsurance contracts not applying the premium allocation approach		1,364		938		—		—		61		42,553		—		(1)		—		44,915
Reinsurance income for reinsurance contracts applying the premium allocation approach		—		—		—		—		—		(354)		67,906		898		25,342		93,792

Total reinsurance income	~~W~~	1,364	~~W~~	938	~~W~~	—	~~W~~	—	~~W~~	61	~~W~~	42,199	~~W~~	67,906	~~W~~	897	~~W~~	25,342	~~W~~	138,707

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

29.2 Details of insurance service results for the six-month periods ended June 30, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2024
	Life insurance										Non-life insurance								Total
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Reinsurance expense:
Reinsurance contracts not applying the premium allocation approach:
Expected recovery of incurred claims and expenses	~~W~~	(598)	~~W~~	(939)	~~W~~	—	~~W~~	—	~~W~~	(575)	~~W~~	(91,807)	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(93,919)
Changes in risk adjustment due to release of risk		(85)		(45)		—		—		(20)		(4,612)		—		—		—		(4,762)
Changes in contractual service margin recognized in profit or loss for the services received		(878)		51		—		—		125		931		—		—		—		229
Experience adjustments on reinsurance premiums for current and past service		—		—		—		—		—		10,684		—		—		—		10,684
Other reinsurance expenses		11		9		—		—		205		—		—		—		—		225

	~~W~~	(1,550)	~~W~~	(924)	~~W~~	—	~~W~~	—	~~W~~	(265)	~~W~~	(84,804)	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(87,543)

Reinsurance expenses for reinsurance contracts applying the premium allocation approach		—		—		—		—		—		(1,032)		(296,155)		(4,323)		(49,539)		(351,049)

Total reinsurance expense		(1,550)		(924)		—		—		(265)		(85,836)		(296,155)		(4,323)		(49,539)		(438,592)

Total insurance service result	~~W~~	159,952	~~W~~	15,878	~~W~~	30,490	~~W~~	64,965	~~W~~	(204)	~~W~~	652,143	~~W~~	71,654	~~W~~	40,779	~~W~~	(589)	~~W~~	1,035,068

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

29.3 Details of insurance finance income and expenses for the six-month periods ended June 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	Life insurance				Non-life insurance										Total
	Retirement		Variables		Others		Long-term		General and Automobile		Overseas		Others
Investment income (expenses)
Investment income (expenses) recognized in profit or loss:
Net Interest Income (Expense)	~~W~~	6,516	~~W~~	43,780	~~W~~	285,450	~~W~~	304,730	~~W~~	73,094	~~W~~	3,732	~~W~~	(24,551)	~~W~~	692,751
Dividend income		—		15,945		9,572		7,091		8,381		4		12,287		53,280
Gain (loss) on valuation and disposal of securities		(56)		420,681		(27,948)		76,188		22,456		131		15,274		506,726
Gain (loss) on valuation and disposal of loans and other receivables		—		—		—		(68)		2,560		—		(1,388)		1,104
Gain (loss) related to derivatives		2,618		17,888		91,684		120,624		124,115		—		—		356,929
Gain (loss) related to investments in subsidiaries		—		—		(334)		(310)		—		—		—		(644)
Foreign exchange gain (loss)		(3,094)		(66,130)		(131,599)		(139,450)		(131,797)		11		—		(472,059)
Other investment income (loss)		(9,184)		15,992		51,921		(47,589)		158,149		(323)		(1,826)		167,140

		(3,200)		448,156		278,746		321,216		256,958		3,555		(204)		1,305,227

Investment income (expenses) recognized in other comprehensive income		4,350		—		294,581		52,808		28,322		677		39,518		420,256

Total investment income (expenses)		1,150		448,156		573,327		374,024		285,280		4,232		39,314		1,725,483

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

29.3 Details of insurance finance income and expenses for the six-month periods ended June 30, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2025
	Life insurance						Non-life insurance								Total
	Retirement		Variables		Others		Long-term		General and Automobile		Overseas		Others
Insurance finance income (expenses)
Insurance finance income (expenses) recognized in profit or loss:
Net Interest Income (Expense)	~~W~~	—	~~W~~	(446)	~~W~~	(376,854)	~~W~~	(353,921)	~~W~~	(17,436)	~~W~~	—	~~W~~	—	~~W~~	(748,657)
Effect of changes in discount rates and financial assumptions		—		—		432		—		—		—		—		432
Effect of exchange rate fluctuations		—		7,832		21,788		—		33,993		—		—		63,613
Changes in the fair value of the underlying assets of insurance contract with direct participation features		—		(448,584)		—		—		—		—		—		(448,584)
Other insurance finance income (expenses)		—		—		—		(1,242)		(30)		192		—		(1,080)

		—		(441,198)		(354,634)		(355,163)		16,527		192		—		(1,134,276)

Insurance finance income (expenses) recognized in other comprehensive income		—		(40)		(608,799)		(851,322)		(6,661)		—		—		(1,466,822)

Total insurance finance income (expenses)	~~W~~	—	~~W~~	(441,238)	~~W~~	(963,433)	~~W~~	(1,206,485)	~~W~~	9,866	~~W~~	192	~~W~~	—	~~W~~	(2,601,098)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

29.3 Details of insurance finance income and expenses for the six-month periods ended June 30, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2025
	Life insurance						Non-life insurance								Total
	Retirement		Variables		Others		Long-term		General and Automobile		Overseas		Others
Reinsurance finance income (expenses)
Reinsurance finance income (expenses) recognized in profit or loss:
Net Interest Income (Expense)	~~W~~	—	~~W~~	—	~~W~~	(513)	~~W~~	8,770	~~W~~	4,293	~~W~~	—	~~W~~	—	~~W~~	12,550
Effect of changes in discount rates and financial assumptions		—		—		—		—		—		—		—		—
Effect of exchange rate fluctuations		—		—		30		—		(42,289)		—		—		(42,259)
Other reinsurance finance income (expenses)		—		—		—		2,973		11,530		84		—		14,587

		—		—		(483)		11,743		(26,466)		84		—		(15,122)

Reinsurance finance income (expenses) recognized in other comprehensive income		—		—		4,269		2,424		3,742		—		—		10,435

Total reinsurance finance income (expenses)	~~W~~	—	~~W~~	—	~~W~~	3,786	~~W~~	14,167	~~W~~	(22,724)	~~W~~	84	~~W~~	—	~~W~~	(4,687)

Total	~~W~~	1,150	~~W~~	6,918	~~W~~	(386,320)	~~W~~	(818,294)	~~W~~	272,422	~~W~~	4,508	~~W~~	39,314	~~W~~	(880,302)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

29.3 Details of insurance finance income and expenses for the six-month periods ended June 30, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2024
	Life insurance						Non-life insurance								Total
	Retirement		Variables		Others		Long-term		General and Automobile		Overseas		Others
Investment income (expenses)
Investment income (expenses) recognized in profit or loss:
Net Interest Income (Expense)	~~W~~	6,892	~~W~~	39,690	~~W~~	262,088	~~W~~	283,805	~~W~~	65,232	~~W~~	2,729	~~W~~	(14,235)	~~W~~	646,201
Dividend income		—		15,506		5,479		5,089		11,019		7		1,413		38,513
Gain (loss) on valuation and disposal of securities		3,177		226,610		21,844		4,513		4,058		(518)		5,467		265,151
Gain (loss) on valuation and disposal of loans and other receivables		—		—		—		(4,387)		(7,491)		—		(346)		(12,224)
Gain (loss) related to derivatives		(3,486)		(23,442)		(109,206)		(146,880)		(135,335)		—		—		(418,349)
Gain (loss) related to investments in subsidiaries		—		—		(131)		(113)		—		—		—		(244)
Foreign exchange gain (loss)		2,919		62,832		124,403		139,106		118,286		144		—		447,690
Other investment income (loss)		(12,866)		15,060		53,646		(37,468)		143,896		(630)		7,517		169,155

		(3,364)		336,256		358,123		243,665		199,665		1,732		(184)		1,135,893

Investment income (expenses) recognized in other comprehensive income		2,960		—		(107,184)		(215,141)		4,024		(151)		31,943		(283,549)

Total investment income (expenses)		(404)		336,256		250,939		28,524		203,689		1,581		31,759		852,344

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

29.3 Details of insurance finance income and expenses for the six-month periods ended June 30, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2024
	Life insurance						Non-life insurance								Total
	Retirement		Variables		Others		Long-term		General and Automobile		Overseas		Others
Insurance finance income (expenses)
Insurance finance income (expenses) recognized in profit or loss:
Net Interest Income (Expense)	~~W~~	—	~~W~~	(644)	~~W~~	(368,075)	~~W~~	(370,846)	~~W~~	(2,427)	~~W~~	—	~~W~~	—	~~W~~	(741,992)
Effect of changes in discount rates and financial assumptions		—		—		(2,909)		—		—		—		—		(2,909)
Effect of exchange rate fluctuations		—		(7,483)		(18,645)		—		(31,823)		—		—		(57,951)
Changes in the fair value of the underlying assets of insurance contract with direct participation features		—		(323,593)		—		—		—		—		—		(323,593)
Other insurance finance income (expenses)		—		—		—		(1,877)		(2,089)		(228)		—		(4,194)

		—		(331,720)		(389,629)		(372,723)		(36,339)		(228)		—		(1,130,639)

Insurance finance income (expenses) recognized in other comprehensive income		—		(47)		(871,471)		(867,376)		(2,876)		—		—		(1,741,770)

Total insurance finance income (expenses)	~~W~~	—	~~W~~	(331,767)	~~W~~	(1,261,100)	~~W~~	(1,240,099)	~~W~~	(39,215)	~~W~~	(228)	~~W~~	—	~~W~~	(2,872,409)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

29.3 Details of insurance finance income and expenses for the six-month periods ended June 30, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2024
	Life insurance						Non-life insurance								Total
	Retirement		Variables		Others		Long-term		General and Automobile		Overseas		Others
Reinsurance finance income (expenses)
Reinsurance finance income (expenses) recognized in profit or loss:
Net Interest Income (Expense)	~~W~~	—	~~W~~	—	~~W~~	(518)	~~W~~	7,801	~~W~~	1,008	~~W~~	—	~~W~~	—	~~W~~	8,291
Effect of changes in discount rates and financial assumptions		—		—		—		—		—		—		—		—
Effect of exchange rate fluctuations		—		—		(60)		—		27,608		—		—		27,548
Other reinsurance finance income (expenses)		—		—		—		791		(9,418)		72		—		(8,555)

		—		—		(578)		8,592		19,198		72		—		27,284

Reinsurance finance income (expenses) recognized in other comprehensive income		—		—		(2,284)		13,922		3,689		—		—		15,327

Total reinsurance finance income (expenses)	~~W~~	—	~~W~~	—	~~W~~	(2,862)	~~W~~	22,514	~~W~~	22,887	~~W~~	72	~~W~~	—	~~W~~	42,611

Total	~~W~~	(404)	~~W~~	4,489	~~W~~	(1,013,023)	~~W~~	(1,189,061)	~~W~~	187,361	~~W~~	1,425	~~W~~	31,759	~~W~~	(1,977,454)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

30. Statements of Cash Flows

30.1 Details of cash and cash equivalents as of June 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	June 30, 2025		December 31, 2024
Cash	~~W~~	1,916,113	~~W~~	1,954,624
Checks issued by other banks		263,553		124,366
Due from the Bank of Korea		17,595,115		14,372,352
Due from other financial institutions		14,343,533		13,417,769

		34,118,314		29,869,111

Due from financial institutions measured at fair value through profit or loss		66,069		59,838

		34,184,383		29,928,949

Deduction:
Restricted due from financial institutions*		(3,294,546)		(4,338,818)
Due from financial institutions with original maturities over three months		(1,020,676)		(981,264)

		(4,315,222)		(5,320,082)

	~~W~~	29,869,161	~~W~~	24,608,867

*	Items meeting the definition of cash are excluded.

30.2 Cash inflows and outflows from income tax, interest, and dividends for the six-month periods ended June 30, 2025 and 2024, are as follows:

(In millions of Korean won)	Activities	2025		2024
Income tax paid	Operating	~~W~~	391,612	~~W~~	502,388
Interest received	Operating		14,608,449		14,900,327
Interest paid	Operating		6,842,606		7,420,639
Dividends received	Operating		313,473		229,668
Dividends paid	Financing		735,940		987,623

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

31. Contingent Liabilities and Commitments

31.1 Details of acceptances and guarantees as of June 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	June 30, 2025		December 31, 2024
Confirmed acceptances and guarantees
Confirmed acceptances and guarantees in Korean won:
Acceptances and guarantees for KB purchasing loan	~~W~~	118,365	~~W~~	152,129
Others		941,670		900,237

		1,060,035		1,052,366

Confirmed acceptances and guarantees in foreign currencies:
Acceptances of letter of credit		299,432		331,423
Letter of guarantees		42,479		45,274
Bid bond		13,047		12,782
Performance bond		1,745,407		1,927,572
Refund guarantees		3,739,299		4,644,429
Others		4,096,813		4,594,667

		9,936,477		11,556,147

Financial guarantee contracts:
Acceptances and guarantees for mortgage		24,209		20,790
Overseas debt guarantees		394,749		588,019
International financing guarantees in foreign currencies		764,365		842,838
Others		325,672		—

		1,508,995		1,451,647

		12,505,507		14,060,160

Unconfirmed acceptances and guarantees
Guarantees of letter of credit		2,798,080		2,268,081
Refund guarantees		1,388,003		1,373,649

		4,186,083		3,641,730

	~~W~~	16,691,590	~~W~~	17,701,890

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

31.2 Details of commitments as of June 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	June 30, 2025		December 31, 2024
Commitments
Corporate loan commitments	~~W~~	56,103,015	~~W~~	57,510,280
Retail loan commitments		58,945,723		59,100,288
Credit line of credit cards		88,170,609		87,204,864
Purchase of other securities		9,105,958		8,880,563

		212,325,305		212,695,995

Financial guarantee contracts
Credit line		4,349,273		4,747,946
Purchase of securities		834,800		475,147

		5,184,073		5,223,093

	~~W~~	217,509,378	~~W~~	217,919,088

31.3 Other Matters

a) The Group has 112 pending lawsuits as a plaintiff (excluding simple lawsuits related to the collection or management of loans), with aggregate claims amount of ~~W~~ 1,746,130 million, and 351 pending lawsuits as a defendant (excluding simple lawsuits related to the collection or management of loans) with aggregate claims amount of ~~W~~ 1,298,252 million, which arose in the normal course of the business, as of June 30, 2025. Details of major pending lawsuits in which the Group is a defendant are as follows:

(In number of cases, in millions of Korean won)

Company	Lawsuits	No. of cases	Amount		Description of the lawsuits	Status of the lawsuits
Kookmin Bank	Request for a return of redemption amount	1	~~W~~	56,983

Kookmin Bank invested the assets entrusted by OO Invest Trust Management in the Fairfield Sentry Limited and Fairfield Sentry Limited reinvested the assets in Bernard L. Madoff Investment Securities LLC managed by Bernard Madoff. (Bernard L. Madoff Investment Securities LLC is in the liquidation process due to Ponzi scheme fraud-related losses.)

Bankruptcy trustee of Bernard L. Madoff Investment Securities LLC filed a lawsuit against Kookmin Bank seeking to return the amount of redemptions received by Kookmin Bank through Fairfield Sentry Limited.

Application for dismissal by the defendant has been denied, and further proceedings are scheduled. [Related litigation is pending at the New York Southern District Federal Bankruptcy Court (10-3777)]

The financial impact on Kookmin Bank is not significant because the likelihood of winning the lawsuit is high

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

31.3 Other Matters (cont’d)

(In number of cases, in millions of Korean won)

Company	Lawsuits	No. of cases	Amount		Description of the lawsuits	Status of the lawsuits
Kookmin Bank	Expropriation of long-term leasehold rights	1	~~W~~	339,100

Kookmin Bank invested assets entrusted by OO Asset Management Co., Ltd. in loans that are directly or indirectly collateralized by long-term leasehold rights of the building and the land (hereinafter referred to as “the real estate in this case”) of Union Station in Washington, D.C., the United States.

The Plaintiff, who is the operator of the railway facility, filed this lawsuit against those concerned with the real estate in this case, including Kookmin Bank, to expropriate the real estate in this case and determine indemnity.

 Stakeholders in the real estate in this case: USI – Holder of the real estate in this case USSM – 100% shareholder of USI at the time the lawsuit was filed KB Kookmin Bank – As the trustee of the relevant fund, invested the fund assets in USI and USSM (loans) and acquired senior liens over the real estate in this case, as well as a pledge on 100% of USI’s shares held by USSM.

On February 5,2025, the Plaintiff, Kookmin Bank, and USI entered into a settlement agreement, excluding USSM from the defendant, in which the fund agreed to receive a settlement amount of USD 505,000,000 and resolve the dispute.

On February 6, 2025, the Plaintiff, Kookmin Bank, and USI jointly submitted a motion to exclude USSM from the defendant and a petition for judgment in accordance with the terms of the settlement to the court.

On March 5,2025, the court ruled to exclude USSM from the defendant.

On March 6, 2025, USSM filed a preliminary appeal.

On March 7, 2025, the court issued a stipulated judgment in accordance with the settlement agreement.

This lawsuit is related to a fund managed by Kookmin Bank, so the financial impact on Kookmin Bank’s proprietary assets is not significant. However, in the case of a loss in an appeal after the fund assets are distributed, the settlement amount or any loss from a separate lawsuit may be subject to recovery.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

31.3 Other Matters (cont’d)

(In number of cases, in millions of Korean won)

Company	Lawsuits	No. of cases	Amount	Description of the lawsuits	Status of the lawsuits
Kookmin Bank	Return of unjust enrichment	1	148,179

As MTS Bank, which was trading with Kookmin Bank through a foreign exchange account, was listed on the SDN (Specifically Designated Nationals) list of the Office of Foreign Assets Control (OFAC) under the U.S. Treasury Department, Kookmin Bank froze the foreign currency account in the name of MTS Bank.

Accordingly, MTS Bank filed a lawsuit seeking the return of the account balance to the Moscow City Commercial Court in Russia.

Responding to local court trial schedule.

Due to compliance with U.S. OFAC regulations, it is difficult to easily predict the likelihood of winning the lawsuit being processed in the Russian courts. However, the lawsuit amount can be covered by the balance in the plaintiff’s account, and a financial impact equivalent to the delayed interest is anticipated for the bank.

	Claim for damages	1	94,468

PT Bank KB Bukopin Tbk requested an auction of TMJ’s shares in order to collect the loan to TMJ (a distressed company); NKLI won the auction and then received a loan from the bank for the purpose of purchasing TMJ shares. NKLI’s intention was to take control over TMJ and launch mining business; however, NKLI was unable to take control and launch the business due to legal disputes with the bankruptcy trustee of TMJ and court-appointed mine management company, and also lost a lawsuit against the mine management company.

As a result, NKLI filed a legal suit to PT Bank KB Bukopin Tbk stating that the bank’s recommendation to purchase TMJ’s shares was inappropriate since the bank did not intentionally share the legal issues and associated risks thereof.

					The third trial is in progress and will work with the legal representative to actively respond.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

31.3 Other Matters (cont’d)

(In number of cases, in millions of Korean won)

Company	Lawsuits	No. of cases	Amount	Description of the lawsuits	Status of the lawsuits
KB Securities Co., Ltd.	Request for the return of unjust enrichment and transaction amount (Australian fund)	3	59,927	As an investment broker for a private fund that lends money to a corporation (borrower) investing in Australian disability apartment rental business, KB Securities Co., Ltd. brokered investments of ~~W~~ 326,500 million in trust products and funds to individual and institutional investors. However, due to the local Australian borrower’s breach of contract, the fund management was suspended, and related to this, a lawsuit was filed against KB Securities Co., Ltd. for the return of unjust enrichment and transaction amount.

No.1 case: The third trial is in progress (The first trial: On February 7, 2023, a ruling was made to pay the principal investment of ~~W~~ 29,800 million and the delayed interest on it. The second trial: On January 29, 2024, the conclusion was different; a ruling was made to pay the principal investment of ~~W~~ 12,000 million and the delayed interest on it.)

No. 2 case: The second trial is in progress (The first trial: On February 14, 2024, a ruling was made to pay the principal investment of ~~W~~ 12,200 million and the delayed interest on it.)

No. 3 case: The second trial is in progress (The first trial: On October 26, 2023, a ruling was made to pay the remaining principal and interest of ~~W~~ 8,460 million and the delayed interest on the principal of ~~W~~ 8,290 million . The second trial: On January 16, 2025, a ruling was made to return ~~W~~ 4,400 million, which is a portion of the ~~W~~ 8,070 million paid in the first trial.)

Meanwhile, the Group has recognized a provision for litigation amounting to ~~W~~ 128,405 million in the financial statements in relation to the pending lawsuit in which it is a defendant as of June 30, 2025 (Note 17.5).

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

31.3 Other Matters (cont’d)

b) As of June 30, 2025, there are a total of 13 pending lawsuits related to the wage peak system, amounting to ~~W~~ 44,315 million. This includes 8 cases for Kookmin Bank with a total claim amount of ~~W~~ 39,541 million, 1 case for KB Securities Co., Ltd. with a claim amount of ~~W~~ 2,646 million, 1 case for KB Life Insurance Co., Ltd. with a claim amount of ~~W~~ 61 million, 1 case for KB Capital Co., Ltd. with a claim amount of ~~W~~ 388 million, 1 case for KB Data System Co., Ltd. with a claim amount of ~~W~~ 1,479 million and 1 case for KB Asset Management Co., Ltd. With a claim amount of ~~W~~ 200 million. The amount and timing of potential outflows of resources are currently unpredictable.

c) KB Real Estate Trust Co., Ltd. is carrying out the completion guarantee management-type land trust project (17 cases, including Busan Gyeong Bo Industrial Development Co.,Ltd.), that bears responsibility for the completion guarantee when the construction company fails to fulfill responsibility for the completion guarantee and bears responsibility for compensating for damages to lending financial institutions as of June 30, 2025. The total credit line of PF loan related to the completion guarantee management-type land trust project is ~~W~~ 1,473,600 million, and the used credit line is ~~W~~ 1,078,500 million, including accrued interest, as of June 30, 2025. In this regard, the Group recognized a provision of ~~W~~ 9,100 million as of the end of the current interim period to reflect the expected losses associated with the trust accounts arising from the fulfillment of its completion guarantee obligations.

In addition, with respect to potential indemnification liabilities that may arise upon failure to fulfill such obligations, the Group recognized an additional provision of ~~W~~ 90,800 million as of the end of the current interim period to reflect the expected losses.

As of the end of the current interim period, there are a total of 12 cases for which the completion guarantee obligations have not been fulfilled within the deadline (2 cases under construction and 10 cases completed). The project finance (PF) loan commitment limit for these cases amounts to ~~W~~ 1,090,100 million, and the outstanding balance, including accrued interest, is ~~W~~ 848,300 million.

Among these, a total of five projects (1 case under construction and 4 cases completed) are currently under litigation, with six pending cases totaling ~~W~~ 90,500 million in dispute. The PF (project finance) loan commitment limit for these projects amounts to ~~W~~ 472,600 million, and the outstanding balance, including accrued interest, is ~~W~~ 271,300 million.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

31.3 Other Matters (cont’d)

d) During 2024, the Financial Supervisory Service conducted a regular inspection of the operations of the holding company and its subsidiaries, Kookmin Bank and KB Life Insurance Co., Ltd. The results of the inspection and any required actions will be notified in the future.

e) Kookmin Bank and KB Securities Co., Ltd. is currently under investigation by the Fair Trade Commission regarding the possibility of unfair joint actions by financial institutions. It is impossible to predict the outcome of the investigation.

f) As of June 30, 2025, the tax audits of the subsidiaries, KB Asset Management Co., Ltd., and KB Data Systems Co., Ltd., have been completed. The notified tax amounts for KB Asset Management Co., Ltd. and KB Data Systems Co., Ltd. Has been fully paid.

g) As of June 30, 2025, KB PRASAC BANK PLC. is undergoing a tax audit by the tax authorities. Currently, the impact on KB PRASAC BANK PLC. cannot be predicted.

h) On April 7, 2023, Kookmin Bank entered into a new share subscription agreement with STIC Eugene Star Holdings Inc.(hereinafter referred to as “STIC”), under which STIC will acquire 31,900,000,000 shares at a price of IDR 3.19 trillion, of which Kookmin Bank’s subsidiary, PT Bank KB Bukopin Tbk, will issue. As a result of the agreement, Kookmin Bank will hold a call option to purchase the shares held by the STIC, starting from 2 years and 6 months after the date of acquisition, for a period of 6 months. If Kookmin Bank does not exercise the call option during the designated period, STIC will have the right to sell the acquired shares back to Kookmin Bank, also known as holding a put option right, within 1 year after the expiration of the call option period.

i) As of June 30, 2025, KB Real Estate Trust Co., Ltd. may lend ~~W~~ 3,068,000 million to the trust accounts, which is part of the total project cost related to borrowing-type land trust contracts (including maintenance projects). Whether or not KB Real Estate Trust Co., Ltd. will lend to a trust account is not an unconditional payment obligation, and the lending is conducted with consideration of all matters such as the cash flow plan of its own account and trust business.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

32. Subsidiaries

32.1 Details of major consolidated subsidiaries as of June 30, 2025, are as follows:

Investor	Investee	Ownership (%)	Location	Date of financial statements	Industry
KB Financial Group Inc.	Kookmin Bank	100.00	Korea	Jun. 30	Banking and foreign exchange transaction
	KB Kookmin Card Co., Ltd.	100.00	Korea	Jun. 30	Credit card and installment financing
	KB Asset Management Co., Ltd.	100.00	Korea	Jun. 30	Collective investment and advisory
	KB Capital Co., Ltd.	100.00	Korea	Jun. 30	Financial Leasing
	KB Savings Bank Co., Ltd.	100.00	Korea	Jun. 30	Savings banking
	KB Real Estate Trust Co., Ltd.	100.00	Korea	Jun. 30	Real estate trust management
	KB Investment Co., Ltd.	100.00	Korea	Jun. 30	Capital investment
	KB Data System Co., Ltd.	100.00	Korea	Jun. 30	Software advisory, development, and supply
	KB Securities Co., Ltd.	100.00	Korea	Jun. 30	Financial investment
	KB Insurance Co., Ltd.	100.00	Korea	Jun. 30	Non-life insurance
	KB Life Insurance Co., Ltd.	100.00	Korea	Jun. 30	Life insurance
Kookmin Bank	KB PRASAC BANK PLC.	100.00	Cambodia	Jun. 30	Banking and foreign exchange transaction
	Kookmin Bank China Ltd.	100.00	China	Jun. 30	Banking and foreign exchange transaction
	KB Microfinance Myanmar Co., Ltd.	100.00	Myanmar	Jun. 30	Microfinance services
	PT Bank Syariah Bukopin	95.92	Indonesia	Jun. 30	Banking
	PT Bukopin Finance	99.24	Indonesia	Jun. 30	Installment financing
	KB Bank Myanmar Co., Ltd.	100.00	Myanmar	Jun. 30	Banking and foreign exchange transaction
	KB FUND PARTNERS Co., Ltd.	100.00	Korea	Jun. 30	Other financial services

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

32.1 Details of major consolidated subsidiaries as of June 30, 2025, are as follows: (cont’d)

Investor	Investee	Ownership (%)		Location	Date of financial statements	Industry
Kookmin Bank, KB Kookmin Card Co., Ltd., KB Securities Co., Ltd., KB Insurance Co., Ltd., KB Capital Co., Ltd.	PT Bank KB Bukopin, Tbk.	67.57	[1]	Indonesia	Jun. 30	Banking and foreign exchange transaction
	KBFG Securities America Inc.	100.00		United States	Jun. 30	Investment advisory and securities trading
	KB Securities Hong Kong Ltd.	100.00		China	Jun. 30	Investment advisory and securities trading
	KB Securities Vietnam Joint Stock Company	99.81		Vietnam	Jun. 30	Investment advisory and securities trading
	KB FINA Joint Stock Company	100.00		Vietnam	Jun. 30	Investment advisory and securities trading
	PT KB VALBURY SEKURITAS	65.00		Indonesia	Jun. 30	Investment advisory and securities trading
KB Insurance Co., Ltd.	Leading Insurance Services, Inc.	100.00		United States	Jun. 30	Management service
	KBFG Insurance(China) Co., Ltd.	100.00		China	Jun. 30	Non-life insurance
	PT. KB Insurance Indonesia	70.00		Indonesia	Jun. 30	Non-life insurance
	KB Claims Survey & Adjusting	100.00		Korea	Jun. 30	Claim service
	KB Sonbo CNS	100.00		Korea	Jun. 30	Management service
	KB Healthcare Co., Ltd.	100.00		Korea	Jun. 30	Information and communication
KB Life Insurance Co., Ltd.	KB Life Partners Co., Ltd.	100.00		Korea	Jun. 30	Insurance agent
	KB Golden Life Care Co., Ltd.	100.00		Korea	Jun. 30	Service
KB Kookmin Card Co., Ltd.	KB Credit Information Co., Ltd.	100.00		Korea	Jun. 30	Collection of receivables or credit investigation
	KB Daehan Specialized Bank Plc.[3]	97.50		Cambodia	Jun. 30	Specialized Credit Finance
	PT. KB Finansia Multi Finance	80.00		Indonesia	Jun. 30	Specialized Credit Finance
	KB J Capital Co., Ltd.	77.40		Thailand	Jun. 30	Specialized Credit Finance
KB Capital Co., Ltd.	PT Sunindo Kookmin Best Finance	85.00		Indonesia	Jun. 30	Auto Installment finance
	KB Fintech Co., Ltd.[4]	95.95		Korea	Jun. 30	E-commerce

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

32.1 Details of major consolidated subsidiaries as of June 30, 2025, are as follows: (cont’d)

Investor	Investee	Ownership (%)	Location	Date of financial statements	Industry
KB Kookmin Card Co., Ltd., KB Capital Co., Ltd.	KB KOLAO Leasing Co., Ltd.	80.00	Laos	Jun. 30	Auto Installment finance
Kookmin Bank, KB Data System Co., Ltd.	PT KB Data Systems Indonesia	100.00	Indonesia	Jun. 30	Service
KB Asset Management Co., Ltd.	KBAM Shanghai Advisory Services Co., Ltd.	100.00	China	Jun. 30	General advisory
	PT KB Valbury Capital Management [2]	70.00	Indonesia	Jun. 30	Collective investment
	KB Asset Management Singapore PTE. LTD.	100.00	Singapore	Jun. 30	Collective investment

[1]	Among the ownership in PT Bank KB Bukopin, Tbk., 0.05% (100,000,000 shares) is no-voting shares with no-dividends.
[2]

In January 2024, PT Valbury Capital Management was changed from a subsidiary of KB Securities Co., Ltd. to a subsidiary of KB Asset Management Co., Ltd., and its name was changed to PT KB Valbury Asset Management during the second quarter.

[3]	KB DAEHAN SPECIALIZED BANK PLC. (merging entity) merged with i-Finance Leasing PLC.(merged entity) on December 19, 2024.
[4]	On October 14, 2024, Teamwink Co., Ltd. changed its name to KB Fintech Co., Ltd.

32.2 Details of consolidated structured entities as of June 30, 2025, are as follows:

	Consolidated structured entities	Reasons for consolidation
Trusts	Kookmin Bank (development trust) and 10 others	The Group controls the trust because it has power to determine management performance of the trust and is significantly exposed to variable returns that absorb losses through the guarantees of payment of principal, or payment of principal and fixed rate of return.

Asset-backed securitization	Taejon Samho The First Co., Ltd. and 77 others	The Group controls these investees because it has power over relevant activities in the event of default, is significantly exposed to variable returns by providing lines of credit or ABCP purchase commitments or acquiring subordinated debt and has ability to affect those returns through its power.

Investment funds and others	KB Global Platform Fund No.2 and 222 others	Funds are consolidated if the Group, as a collective investor or operating manager (member), etc., can manage fund assets on behalf of other investors or dismiss the collective investor and operating manager, and is substantially exposed to significant variable returns or has such rights.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

If the Group holds more than half of the ownership interests but does not have the power over relevant activities of structured entities in accordance with agreements with trust and other related parties, those structured entities are excluded from the consolidation.

32.3 Condensed financial information of major subsidiaries as of June 30, 2025 and December 31, 2024 and for the six-month periods ended June 30, 2025 and 2024, are as follows:

(In millions of Korean won)

	June 30, 2025						2025
	Assets		Liabilities		Equity		Operating revenue		Profit (loss) attributable to shareholders of the Parent Company		Total compre- hensive income (loss) attributable to shareholders of the Parent Company
Kookmin Bank [1]	~~W~~	574,607,113	~~W~~	536,054,412	~~W~~	38,552,701	~~W~~	24,981,037	~~W~~	2,187,605	~~W~~	1,040,854
KB Securities Co., Ltd. [1,2]		71,121,901		64,225,870		6,896,031		6,199,092		338,865		312,227
KB Insurance Co., Ltd. [1,2]		42,708,754		37,204,485		5,504,269		7,077,298		558,141		10,436
KB Kookmin Card Co., Ltd. [1]		29,363,141		23,912,166		5,450,975		2,196,970		181,269		154,386
KB Life Insurance Co., Ltd. [1,2]		35,770,127		32,946,847		2,823,280		1,703,309		116,477		(108,483)
KB Asset Management Co., Ltd. [1]		443,861		98,023		345,838		176,094		71,542		70,637
KB Capital Co., Ltd. [1,2]		18,035,227		15,463,996		2,571,231		1,381,854		124,142		124,066
KB Real Estate Trust Co., Ltd.		1,156,080		699,009		457,071		121,088		(21,865)		(21,867)
KB Savings Bank Co., Ltd.		2,355,610		2,172,293		183,317		101,197		922		904
KB Investment Co., Ltd. [1]		1,497,257		1,210,354		286,903		99,138		2,989		2,963
KB Data System Co., Ltd. [1]		69,279		42,803		26,476		140,180		4,566		4,438

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

32.3 Condensed financial information of major subsidiaries as of June 30, 2025 and December 31, 2024 and for the six-month periods ended June 30, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)

	December 31, 2024						2024
	Assets		Liabilities		Equity		Operating revenue		Profit (loss) attributable to shareholders of the Parent Company		Total compre- hensive income (loss) attributable to shareholders of the Parent Company
Kookmin Bank [1]	~~W~~	562,887,180	~~W~~	524,859,860	~~W~~	38,027,320	~~W~~	26,225,673	~~W~~	1,505,858	~~W~~	1,485,238
KB Securities Co., Ltd. [1,2]		63,384,389		56,498,405		6,885,984		5,648,105		376,131		393,044
KB Insurance Co., Ltd. [1,2]		40,776,375		34,982,351		5,794,024		6,289,059		571,952		(102,894)
KB Kookmin Card Co., Ltd. [1]		30,541,628		25,236,827		5,304,801		2,200,787		255,715		272,230
KB Life Insurance Co., Ltd. [1,2]		34,047,554		30,984,400		3,063,154		1,527,315		152,081		(793,835)
KB Asset Management Co., Ltd. [1]		414,942		120,224		294,718		109,072		33,811		34,370
KB Capital Co., Ltd. [1,2]		18,115,495		15,654,177		2,461,318		1,294,727		137,173		137,152
KB Real Estate Trust Co., Ltd.		1,113,466		627,898		485,568		67,103		(105,786)		(105,794)
KB Savings Bank Co., Ltd.		2,575,739		2,393,523		182,216		126,375		3,178		3,136
KB Investment Co., Ltd. [1]		1,529,823		1,245,883		283,940		102,812		4,235		4,262
KB Data System Co., Ltd. [1]		62,270		40,219		22,051		117,862		832		920

[1]	Financial information is based on its consolidated financial statements.
[2]	Includes fair value adjustments arising from the acquisition.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

32.4 The Characteristics of Risks Associated with Consolidated Structured Entities

The terms of contractual arrangements to provide financial support to consolidated structured entities are as follows:

32.4.1 The Group has provided payment guarantees of ~~W~~ 4,124,213 million to KBD TOWER 1ST LLC and other consolidated structured entities

32.4.2 The Group has provided capital commitment to 75 consolidated structured entities including KB Sinansan Line Private Special Asset Fund (SOC). The unexecuted amount of the capital commitment is ~~W~~ 1,971,959 million. Based on the capital commitment, the Group is subject to increase its investment upon the request of the asset management company or the additional agreement among investors.

32.4.3 The Group has provided the guarantees of payment of principal, or principal and fixed rate of return in case the operating results of the trusts are less than the guaranteed principal, or principal and fixed rate of return.

32.5 Changes in Subsidiaries

32.5.1 Subsidiaries newly included in consolidation for the six-month period ended June 30, 2025, are as follows:

Company	Reasons of obtaining control
iM Asset General Private Securities Investment Trust NO.55 and 7 others	Holding a majority ownership interests

KB Great On 1st. LLC and 18 others.	Has power over relevant activities in the event of default and is exposed to significant variable returns by providing lines of credit or ABCP purchase commitments or acquiring subordinated debt

KB HL Infra Private Special Asset Fund 1(FoFs) and 21 others.	Holds the power to determine the operation of the funds and is exposed to variable returns by holding significant amount of ownership interests

32.5.2 Subsidiaries excluded from consolidation for the six-month period ended June 30, 2025, are as follows:

Company	Reasons of losing control
Able Eunhwasam 2nd Co., Ltd. and 15 others.	Termination of the commitments

KB High-Tech Company Investment Fund and 12 others.	Liquidation

Black Sapphire Holdings Co., Ltd.	Disposal

KB RISE Global AI Value Chain ETF MoaDream Securities Fund (FoFs) and 9 others.	Decrease in ownership interests to less than majority

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

33. Related Party Transactions

According to Korean IFRS No.1024, the Group includes investments in associates, key management personnel (including family members), and post-employment benefit plans of the Group and its related party companies in the scope of related parties. The Group discloses balances (receivables and payables) and other amounts arising from transactions with related parties in the notes to the consolidated financial statements.

33.1 Details of significant profit or loss arising from transactions with related parties for the six-month periods ended June 30, 2025 and 2024, are as follows:

(In millions of Korean won)

		2025		2024
Associates and joint ventures
Balhae Infrastructure Company	Fee and commission income	~~W~~	3,025	~~W~~	2,613
Korea Credit Bureau Co., Ltd.	Interest expense		2		—
	Fee and commission income		341		370
	Fee and commission expense		6,249		4,839
	Insurance income		2		2
	Reversal of credit losses		—		2
	Other operating expenses		5		6
Incheon Bridge Co., Ltd.	Interest income		4,382		5,424
	Interest expense		362		416
	Fee and commission income		21		17
	Fee and commission expense		6		5
	Insurance income		118		108
	Gains on financial instruments at fair value through profit or loss		144		241
	Reversal of credit losses		2		5
Aju Good Technology Venture Fund	Interest expense		—		2
Star-Lord General Investors Private Real Estate Investment Company No.10	Insurance income		50		63
	Interest income		2,441		2,954
	Interest expense		290		163
	Provision for credit losses		1		—
	General and administrative expenses		5,739		4,507
	Other income		917		—
	Other expense		59		—
Food Factory Co., Ltd.	Interest income		23		24
	Insurance income		2		1
	Losses on financial instruments at fair value through profit or loss		—		238
	Provision for credit losses		1		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

33.1 Details of significant profit or loss arising from transactions with related parties for the six-month periods ended June 30, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)

		2025		2024
POSCO-KB Shipbuilding Fund	Fee and commission income	~~W~~	(34)	~~W~~	—
Big Dipper Co., Ltd.	Fee and commission expense		138		142
	Reversal of credit losses		2		—
KB-TS Technology Venture Private Equity Fund	Fee and commission income		84		89
KB-SJ Tourism Venture Fund	Fee and commission income		254		206
Banksalad Co., Ltd.	Gains on financial instruments at fair value through profit or loss		443		—
	Losses on financial instruments at fair value through profit or loss		—		4,670
	Fee and commission income		25		18
	Fee and commission expense		—		3
Bioprotect Ltd.	Gains on financial instruments at fair value through profit or loss		—		511
	Losses on financial instruments at fair value through profit or loss		366		—
RMGP Bio-Pharma Investment Fund, L.P.	Fee and commission income		7		30
	Gains on financial instruments at fair value through profit or loss		—		489
	Losses on financial instruments at fair value through profit or loss		3,547		519
RMGP Bio-Pharma Investment, L.P.	Gains on financial instruments at fair value through profit or loss		—		2
	Losses on financial instruments at fair value through profit or loss		2		—
KB-MDI Centauri Fund LP	Fee and commission income		193		211
	Gains on financial instruments at fair value through profit or loss		203		1,470
	Losses on financial instruments at fair value through profit or loss		1,575		1,000
Hibiscus Fund LP	Fee and commission income		142		309
	Gains on financial instruments at fair value through profit or loss		1,155		861
	Losses on financial instruments at fair value through profit or loss		380		—
RMG-KB BP Management Ltd.	Gains on financial instruments at fair value through profit or loss		—		15
	Losses on financial instruments at fair value through profit or loss		28		—
RMG-KB BioAccess Fund L.P.	Fee and commission income		177		169
	Gains on financial instruments at fair value through profit or loss		—		199
	Losses on financial instruments at fair value through profit or loss		1,361		808
S&E Bio Co., Ltd.	Interest income		37		6
	Interest expense		3		4
	Provision for credit losses		—		17

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

33.1 Details of significant profit or loss arising from transactions with related parties for the six-month periods ended June 30, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)

		2025		2024
Contents First Inc.	Interest income	~~W~~	192	~~W~~	280
	Interest expense		8		18
	Fee and commission income		—		1
	Losses on financial instruments at fair value through profit or loss		98		—
	Provision for credit losses		14		29
Pin Therapeutics Inc.	Interest expense		107		—
	Provision for credit losses		—		7
	Reversal of credit losses		1		—
Wyatt Corp. *	Gains on financial instruments at fair value through profit or loss		1,152		—
	Insurance income		40		57
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund *	Interest expense		—		4
Spark Biopharma Inc.	Interest expense		47		177
	Provision for credit losses		—		13
	Reversal of credit losses		2		—
	Gains on financial instruments at fair value through profit or loss		173		—
	Losses on financial instruments at fair value through profit or loss		69		—
Skydigital Inc.	Fee and commission income		1		1
KB No.21 Special Purpose Acquisition Company *	Gains on financial instruments at fair value through profit or loss		—		277
	Interest expense		(1)		38
KB No.22 Special Purpose Acquisition Company *	Gains on financial instruments at fair value through profit or loss		—		41
	Interest expense		—		1
KB No.25 Special Purpose Acquisition Company	Interest expense		19		26
	Gains on financial instruments at fair value through profit or loss		75		375
KB No.26 Special Purpose Acquisition Company *	Interest expense		(29)		27
	Gains on financial instruments at fair value through profit or loss		—		311
	Losses on financial instruments at fair value through profit or loss		145		—
KB No.27 Special Purpose Acquisition Company	Interest expense		74		82
	Gains on financial instruments at fair value through profit or loss		232		120
KB No.28 Special Purpose Acquisition Company	Interest expense		9		19
	Fee and commission income		—		175
	Gains on financial instruments at fair value through profit or loss		96		1,147

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

33.1 Details of significant profit or loss arising from transactions with related parties for the six-month periods ended June 30, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)

		2025		2024
KB No.29 Special Purpose Acquisition Company	Fee and commission income	~~W~~	—	~~W~~	210
	Gains on financial instruments at fair value through profit or loss		101		1,598
	Interest expense		26		14
KB No.30 Special Purpose Acquisition Company	Interest expense		20		—
	Gains on financial instruments at fair value through profit or loss		86		—
KB No.31 Special Purpose Acquisition Company	Gains on financial instruments at fair value through profit or loss		141		—
	Interest expense		25		—
KB SPROTT Renewable Private Equity Fund No.1	Fee and commission income		39		80
KB-Stonebridge Secondary Private Equity Fund	Fee and commission income		160		203
COSES GT Co., Ltd. *	Gains on financial instruments at fair value through profit or loss		—		20
TeamSparta Inc. *	Fee and commission income		3		51
	Provision for credit losses		—		2
	Interest expense		87		75
Newavel Co., Ltd.	Fee and commission income		1		—
SuperNGine Co., Ltd.	Interest income		20		20
	Provision for credit losses		—		36
	Reversal of credit losses		19		—
Desilo Inc.	Interest income		7		7
Turing Co., Ltd.	Interest expense		—		23
	Interest income		21		42
ZIPDOC Inc. *	Losses on financial instruments at fair value through profit or loss		—		1,209
Grinergy Co., Ltd.	Gains on financial instruments at fair value through profit or loss		307		516
	Losses on financial instruments at fair value through profit or loss		—		216
Chabot Mobility Co., Ltd. *	Fee and commission income		1		1
	Interest expense		5		—
	Fee and commission expense		1,109		1,276
	Gains on financial instruments at fair value through profit or loss		—		417
Wemade Connect Co., Ltd.	Insurance income		3		1
	Interest expense		93		155
	Reversal of credit losses		2		—
	Provision for credit losses		—		20
	Gains on financial instruments at fair value through profit or loss		1,492		—
	Losses on financial instruments at fair value through profit or loss		—		4,562

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

33.1 Details of significant profit or loss arising from transactions with related parties for the six-month periods ended June 30, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)

		2025		2024
TMAP Mobility Co., Ltd.	Interest expense	~~W~~	1,192	~~W~~	1,549
	Fee and commission income		1		3
	Fee and commission expense		451		389
	Insurance income		1,433		258
Nextrade Co., Ltd.	Fee and commission income		1		—
	Interest expense		374		1,418
WJ Private Equity Fund No.1	Fee and commission income		3		3
UPRISE, Inc.	Gains on financial instruments at fair value through profit or loss		104		—
	Losses on financial instruments at fair value through profit or loss		95		4,056
Channel Corporation	Interest expense		—		10
	Losses on financial instruments at fair value through profit or loss		280		—
	Gains on financial instruments at fair value through profit or loss		7,673		2,266
CWhy Inc. *	Insurance income		—		4
CellinCells Co., Ltd. *	Provision for credit losses		1		4
KB Social Impact Investment Fund	Fee and commission income		100		135
KB-UTC Inno-Tech Venture Fund	Fee and commission income		63		124
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	Fee and commission income		402		322
2020 KB Fintech Renaissance Fund	Fee and commission income		59		73
KB Material and Parts No.1 PEF *	Fee and commission income		—		175
FineKB Private Equity Fund No.1	Fee and commission income		220		279
	Gains on financial instruments at fair value through profit or loss		32		32
Paramark KB Fund No.1	Fee and commission income		75		64
KB-Badgers Future Mobility ESG Fund No.1	Fee and commission income		629		646
	Gains on financial instruments at fair value through profit or loss		1		1
KB-KTB Technology Venture Fund	Fee and commission income		209		182
Bluepointpartners Inc.	Gains on financial instruments at fair value through profit or loss		—		30
	Losses on financial instruments at fair value through profit or loss		20		—
KB-Solidus Global Healthcare	Fee and commission income		—		17
	Gains on financial instruments at fair value through profit or loss		3,300		700
ASSEMBLE CORPORATION	Interest income		65		53
	Fee and commission income		—		1
	Insurance income		1		1
	Provision for credit losses		—		1
	Reversal of credit losses		1		26
KB Cape No.1 Private Equity Fund *	Fee and commission income		—		37
	Gains on financial instruments at fair value through profit or loss		—		82
KB-GeneN Medical Venture Fund No.1	Fee and commission income		44		44

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

33.1 Details of significant profit or loss arising from transactions with related parties for the six-month periods ended June 30, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)

		2025		2024
KB-BridgePole Venture Investment Fund No.2	Fee and commission income	~~W~~	52	~~W~~	52
KB-Kyobo New Mobility Power Fund *	Fee and commission income		—		39
KB Co-Investment Private Equity Fund No.1	Fee and commission income		948		581
KB-NP Green ESG New Technology Venture Capital Fund	Fee and commission income		507		595
KB-FT Green Growth 1st Technology Investment Association	Fee and commission income		67		67
	Interest expense		—		12
Spoonlabs Co., Ltd. *	Losses on financial instruments at fair value through profit or loss		—		1,104
Gushcloud Talent Agency	Gains on financial instruments at fair value through profit or loss		—		285
	Losses on financial instruments at fair value through profit or loss		—		58
KB-SUSUNG 1st Investment Fund	Fee and commission income		82		96
KB-SUSUNG 2nd Investment Fund	Fee and commission income		75		1
Seokwang T&I Co., Ltd	Insurance income		1		1
3D Interactive Co., Ltd.	Fee and commission income		—		1
	Provision for credit losses		—		2
	Reversal of credit losses		1		—
Bigwave Robotics Corp.	Fee and commission income		—		1
	Interest expense		(5)		—
	Provision for credit losses		7		—
	Gains on financial instruments at fair value through profit or loss		1,368		—
U-KB Credit No.1S Private Equity	Fee and commission income		480		481
KY Global Cell & Gene Private Equity Fund 2nd *	Interest expense		—		(38)
KB-SOLIDUS Healthcare Investment Fund	Fee and commission income		426		400
AKK Robotech Valueup New Technology Investment Fund	Fee and commission income		50		39
New Daegu Busan Expressway Co., Ltd.	Interest income		346		1,533
	Reversal of credit losses		—		3
	Interest expense		1,468		2,115
	Insurance income		202		85
AIM FUTURE, Inc.	Interest income		21		22
	Interest expense		—		39
	Provision for credit losses		—		3
ADP Holdings Co., Ltd.	Interest expense		31		26

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

33.1 Details of significant profit or loss arising from transactions with related parties for the six-month periods ended June 30, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)

		2025		2024
ADPGREEN	Interest expense	~~W~~	42	~~W~~	5
	Provision for credit losses		—		11
	Reversal of credit losses		5		—
	Insurance income		87		—
KB-CJ Venture Fund 1st	Fee and commission income		74		5
OKXE Inc.	Gains on financial instruments at fair value through profit or loss		—		1,412
Ascent Global Fund III	Gains on financial instruments at fair value through profit or loss		—		54
	Losses on financial instruments at fair value through profit or loss		291		—
Elev8-Capital Fund I	Gains on financial instruments at fair value through profit or loss		—		612
	Losses on financial instruments at fair value through profit or loss		1,800		—
H Energy Co., Ltd *	Gains on financial instruments at fair value through profit or loss		—		2,675
XL8 INC.	Gains on financial instruments at fair value through profit or loss		—		398
	Losses on financial instruments at fair value through profit or loss		454		—
SDT Inc.	Interest expense		—		13
	Losses on financial instruments at fair value through profit or loss		334		17
DYNE MEDICAL GROUP Inc.	Interest income		29		—
	Interest expense		30		66
	Insurance income		2		1
	Reversal of credit losses		1		—
Bitgoeul Cheomdan Green 1st Co., Ltd.	Interest expense		1		1
Logpresso Inc.	Interest expense		1		2
Onheal Co., Ltd.	Interest expense		—		(21)
TriOar Inc.	Interest expense		56		137
KB-VEP Contact Fund	Fee and commission income		30		14
SD Speed Co.,Ltd.	Insurance income		1		—
Xpanner Inc.	Insurance income		1		—
	Gains on financial instruments at fair value through profit or loss		573		—
	Losses on financial instruments at fair value through profit or loss		453		—
KB-Cyrus Tourism Venture Fund	Fee and commission income		169		—
FineKB Private Equity Fund No.2	Fee and commission income		69		—
MitoImmune Therapeutics	Losses on financial instruments at fair value through profit or loss		1,574		—
KB Rejuvenation Fund	Fee and commission income		74		—
Allra Fintech Corp.	Provision for credit losses		2		—
	Interest expense		4		—
Yeoulhyulgangho	Interest expense		2		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

33.1 Details of significant profit or loss arising from transactions with related parties for the six-month periods ended June 30, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)

		2025		2024
E&I Holdings*	Fee and commission income	~~W~~	3,446	~~W~~	—
KB-IMM New Star Real Estate Private Fund I	Fee and commission income		227		—
Xenohelix Co., Ltd.	Interest income		13		—
	Provision for credit losses		8		—
Koru Pharma Co., Ltd.	Insurance income		1		—
WhaTap Laps Inc.	Gains on financial instruments at fair value through profit or loss		222		—
	Interest expense		60		—
Streami Inc.	Gains on financial instruments at fair value through profit or loss		283		—
IMBiologics Corp.	Provision for credit losses		1		—
	Gains on financial instruments at fair value through profit or loss		3,055		—
KB-LB Middle Market Enterprises Innovation Private Equity Fund	Fee and commission income		595		—
Semicolon Susong REITs Co., Ltd.	Fee and commission income		4,793		—
	Interest income		78		—
	Insurance income		5		—
	Provision for credit losses		5		—
KB-Novus Genesis Private Equity Fund	Fee and commission income		17		—
Novorex Inc.	Provision for credit losses		6		—
KB No.32 Special Purpose Acquisition Company	Interest expense		12		—
KB No.33 Special Purpose Acquisition Company	Interest expense		1		—
Al Spera Inc.	Interest expense		26		—
Aldaver	Interest expense		13		—
ANTIGRAVITY	Interest income		1		—
	Provision for credit losses		1		—
enParticle Co., Ltd	Interest expense		2		—
Emocog Inc.	Interest expense		29		—
Lemontree Inc.	Fee and commission income		58		—
	Fee and commission expense		17		—
	Provision for credit losses		2		—
Retirement pension	Fee and commission income		774		858
	Interest expense		13		23

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

33.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of June 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)		June 30, 2025		December 31, 2024
Associates and joint ventures
Balhae Infrastructure Company	Other assets	~~W~~	1,557	~~W~~	1,431
Korea Credit Bureau Co., Ltd.	Loans measured at amortized cost (gross amount)		155		36
	Deposits		4,878		40,570
	Insurance liabilities		3		1
Incheon Bridge Co., Ltd.	Financial assets at fair value through profit or loss		35,555		35,411
	Loans measured at amortized cost (gross amount)		64,764		70,012
	Allowances for credit losses		29		31
	Other assets		353		389
	Deposits		65,270		43,867
	Provisions		40		40
	Insurance liabilities		227		89
	Other liabilities		100		442
Jungdo Co., Ltd.	Deposits		4		4
Aju Good Technology Venture Fund	Deposits		39		1,809
Star-Lord General Investors Private Real Estate Investment Company No.10	Loans measured at amortized cost (gross amount)		149,450		149,898
	Allowances for credit losses		6		5
	Property and equipment		33,208		4,356
	Other assets		8,272		8,860
	Insurance liabilities		73		35
	Other liabilities		32,701		5,107
WJ Private Equity Fund No.1	Other assets		2		2
	Deposits		39		46
RAND Bio Science Co., Ltd. *	Deposits		—		4
Food Factory Co., Ltd.	Loans measured at amortized cost (gross amount)		2,099		1,764
	Allowances for credit losses		2		1
	Other assets		7		4
	Deposits		892		907
	Insurance liabilities		6		8
	Other liabilities		—		1
POSCO-KB Shipbuilding Fund	Other liabilities		34		—
Big Dipper Co., Ltd.	Loans measured at amortized cost (gross amount)		22		43
	Allowances for credit losses		1		3
	Deposits		72		123
	Other liabilities		10		8
KB-KDBC Pre-IPO New Technology Business Investment Fund	Deposits		3,554		39
Iwon Alloy Co., Ltd.	Deposits		—		2

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

33.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of June 30, 2025 and December 31, 2024, are as follows: (cont’d)

(In millions of Korean won)		June 30, 2025		December 31, 2024
RMGP Bio-Pharma Investment Fund, L.P.	Financial assets at fair value through profit or loss	~~W~~	2,796	~~W~~	7,205
	Other assets		4		—
	Other liabilities		—		3
RMGP Bio-Pharma Investment, L.P.	Financial assets at fair value through profit or loss		21		25
Wyatt Corp. *	Financial assets at fair value through profit or loss		—		3,000
	Deposits		—		1
	Insurance liabilities		—		78
Skydigital Inc.	Deposits		4		30
Banksalad Co., Ltd.	Financial assets at fair value through profit or loss		2,501		2,059
Spark Biopharma Inc.	Financial assets at fair value through profit or loss		4,738		4,634
	Loans measured at amortized cost (gross amount)		8		15
	Deposits		2,564		4,759
	Other liabilities		8		22
	Allowances for credit losses		4		7
	Provisions		7		6
UPRISE, Inc.	Financial assets at fair value through profit or loss		1,826		1,817
Stratio, Inc.	Financial assets at fair value through profit or loss		1,000		1,000
HonestAl Co., LTD.	Financial assets at fair value through profit or loss		442		442
CellinCells Co., Ltd. *	Financial assets at fair value through profit or loss		—		2,000
	Loans measured at amortized cost (gross amount)		4		1
	Allowances for credit losses		2		—
	Deposits		—		13
	Provisions		1		1
Channel Corporation	Financial assets at fair value through profit or loss		14,300		20,141
	Deposits		5		6
KB No.21 Special Purpose Acquisition Company *	Financial assets at fair value through profit or loss		—		3,122
	Deposits		—		2,247
	Other liabilities		—		36
KB No.25 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		1,925		1,850
	Deposits		1,605		1,545
	Other liabilities		1		39
KB No.26 Special Purpose Acquisition Company *	Financial assets at fair value through profit or loss		2,006		2,150
	Deposits		—		1,763
	Other liabilities		—		31

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

33.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of June 30, 2025 and December 31, 2024, are as follows: (cont’d)

(In millions of Korean won)		June 30, 2025		December 31, 2024
KB No.27 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss	~~W~~	6,109	~~W~~	5,877
	Deposits		4,562		4,613
	Other liabilities		129		55
KB No.28 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		2,208		2,113
	Deposits		220		1,910
	Other liabilities		—		45
KB No.29 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		3,116		3,015
	Deposits		2,359		2,338
	Other liabilities		12		43
KB No.30 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		2,922		2,835
	Deposits		1,764		1,786
	Other liabilities		41		20
KB No.31 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		4,442		4,301
	Deposits		2,276		2,352
	Other liabilities		38		13
KB No.32 Special Purpose Acquisition Company	Deposits		2,355		—
	Other liabilities		12		—
KB No.33 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		2,090		—
	Deposits		2,988		—
	Other liabilities		1		—
MitoImmune Therapeutics	Financial assets at fair value through profit or loss		—		1,574
Bioprotect Ltd.	Financial assets at fair value through profit or loss		5,299		4,628
ASSEMBLE CORPORATION	Financial assets at fair value through profit or loss		4,000		4,000
	Loans measured at amortized cost (gross amount)		2,026		2,021
	Allowances for credit losses		43		43
	Other assets		7		11
	Deposits		18		18
	Other liabilities		1		1
	Provisions		1		1
	Insurance liabilities		2		1
SO-MYUNG Recycling Co., Ltd.	Insurance liabilities		1		1
Go2joy Co., Ltd.	Financial assets at fair value through profit or loss		1,200		1,200

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

33.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of June 30, 2025 and December 31, 2024, are as follows: (cont’d)

(In millions of Korean won)		June 30, 2025		December 31, 2024
S&E Bio Co., Ltd.	Financial assets at fair value through profit or loss	~~W~~	4,000	~~W~~	4,000
	Loans measured at amortized cost (gross amount)		2,015		2,016
	Other assets		3		3
	Deposits		606		772
	Other liabilities		4		3
	Allowances for credit losses		15		15
	Provisions		2		2
Bluepointpartners Inc.	Financial assets at fair value through profit or loss		1,616		1,636
4N Inc.	Deposits		2		4
Xenohelix Co., Ltd.	Financial assets at fair value through profit or loss		3,100		3,100
	Loans measured at amortized cost (gross amount)		557		4
	Allowances for credit losses		8		—
	Other assets		1		—
	Deposits		65		302
Contents First Inc.	Financial assets at fair value through profit or loss		13,115		13,213
	Loans measured at amortized cost (gross amount)		10,077		10,065
	Allowances for credit losses		26		12
	Other assets		2		3
	Deposits		83		729
	Other liabilities		4		4
KB-MDI Centauri Fund LP	Financial assets at fair value through profit or loss		15,863		21,058
	Other assets		96		—
2020 KB Fintech Renaissance Fund	Other assets		29		37
OKXE Inc.	Financial assets at fair value through profit or loss		2,722		2,722
Newavel Co., Ltd.	Loans measured at amortized cost (gross amount)		—		20
Pin Therapeutics Inc.	Loans measured at amortized cost (gross amount)		18		29
	Financial assets at fair value through profit or loss		7,000		7,000
	Deposits		2,701		11,133
	Other liabilities		57		117
	Allowances for credit losses		2		3
	Provisions		1		—
IMBiologics Corp.	Loans measured at amortized cost (gross amount)		1		2
	Financial assets at fair value through profit or loss		10,055		7,000
	Provisions		1		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

33.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of June 30, 2025 and December 31, 2024, are as follows: (cont’d)

(In millions of Korean won)		June 30, 2025		December 31, 2024
SuperNGine Co., Ltd.	Loans measured at amortized cost (gross amount)	~~W~~	252	~~W~~	482
	Deposits		27		217
	Allowances for credit losses		21		39
	Other assets		1		1
	Financial assets at fair value through profit or loss		1,996		1,996
Desilo Inc.	Financial assets at fair value through profit or loss		3,168		3,168
	Loans measured at amortized cost (gross amount)		300		300
	Allowances for credit losses		5		5
	Deposits		2		3
Turing Co., Ltd.	Financial assets at fair value through profit or loss		3,000		3,000
	Loans measured at amortized cost (gross amount)		900		900
	Allowances for credit losses		6		6
	Other assets		2		2
	Deposits		124		819
Kukka Co., Ltd. *	Financial assets at fair value through profit or loss		—		2,490
	Insurance liabilities		—		1
ZIPDOC Inc. *	Deposits		—		1
TeamSparta Inc. *	Loans measured at amortized cost (gross amount)		41		5
	Financial assets at fair value through profit or loss		—		4,001
	Provisions		—		1
	Deposits		—		18,635
	Other liabilities		—		34
Chabot Mobility Co., Ltd. *	Financial assets at fair value through profit or loss		—		2,580
	Deposits		—		631
Wemade Connect Co., Ltd.	Financial assets at fair value through profit or loss		8,959		7,466
	Loans measured at amortized cost (gross amount)		19		29
	Allowances for credit losses		6		9
	Provisions		16		14
	Deposits		4,192		5,465
	Insurance liabilities		4		4
	Other liabilities		21		38
Nextrade Co., Ltd.	Deposits		15,849		15,281
	Other liabilities		1,953		1,579

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

33.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of June 30, 2025 and December 31, 2024, are as follows: (cont’d)

(In millions of Korean won)		June 30, 2025		December 31, 2024
TMAP Mobility Co., Ltd.	Loans measured at amortized cost (gross amount)	~~W~~	45	~~W~~	73
	Allowances for credit losses		—		1
	Deposits		60,001		100,010
	Insurance liabilities		37		235
	Other liabilities		263		548
	Provisions		5		5
FutureConnect Co., Ltd. *	Financial assets at fair value through profit or loss		—		1,499
Grinergy Co., Ltd.	Loans measured at amortized cost (gross amount)		—		1
	Financial assets at fair value through profit or loss		7,961		—
	Provisions		—		2
	Deposits		156		—
NexThera Co., Ltd.	Financial assets at fair value through profit or loss		3,000		3,000
FineKB Private Equity Fund No.1	Other assets		78		144
Paramark KB Fund No.1	Other liabilities		35		45
KB-Badgers Future Mobility ESG Fund No.1	Other assets		3		—
KB Social Impact Investment Fund	Other assets		100		250
Checkmate Therapeutics Inc.	Financial assets at fair value through profit or loss		3,200		3,200
	Insurance liabilities		2		3
Hibiscus Fund LP	Financial assets at fair value through profit or loss		15,492		14,717
	Other assets		352		210
RMG-KB BioAccess Fund L.P.	Financial assets at fair value through profit or loss		9,088		9,379
	Other assets		85		—
RMG-KB BP Management Ltd.	Financial assets at fair value through profit or loss		345		344
KB Co-Investment Private Equity Fund No.1	Other assets		441		302
Spoonlabs Co., Ltd. *	Financial assets at fair value through profit or loss		—		15,006
Neuroptika Inc.	Financial assets at fair value through profit or loss		5,879		5,879
Bitgoeul Cheomdan Green 1st Co., Ltd.	Deposits		1,248		1,239
Glenwood Credit Private Equity Fund No.2	Deposits		680		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

33.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of June 30, 2025 and December 31, 2024, are as follows: (cont’d)

(In millions of Korean won)		June 30, 2025		December 31, 2024
Bigwave Robotics Corp.	Loans measured at amortized cost (gross amount)	~~W~~	37	~~W~~	39
	Allowances for credit losses		4		—
	Financial assets at fair value through profit or loss		4,118		2,750
	Deposits		—		501
	Provisions		3		—
	Other liabilities		—		6
3D Interactive Co., Ltd.	Loans measured at amortized cost (gross amount)		2		6
	Provisions		1		2
	Financial assets at fair value through profit or loss		2,300		2,300
	Deposits		31		1,779
XL8 INC.	Financial assets at fair value through profit or loss		5,416		5,869
Elev8-Capital Fund I	Financial assets at fair value through profit or loss		14,450		16,250
New Daegu Busan Expressway Co., Ltd.	Loans measured at amortized cost (gross amount)		14		24,264
	Allowances for credit losses		4		4
	Other assets		—		22
	Deposits		78,167		150,007
	Other liabilities		41		1,928
	Insurance liabilities		238		22
AIM FUTURE, Inc.	Financial assets at fair value through profit or loss		2,000		2,000
	Loans measured at amortized cost (gross amount)		903		908
	Allowances for credit losses		5		5
	Other assets		1		1
	Deposits		500		760
Novorex Inc.	Financial assets at fair value through profit or loss		4,000		2,000
	Loans measured at amortized cost (gross amount)		12		8
	Allowances for credit losses		3		—
	Provisions		3		—
	Deposits		6		6
Seokwang T&I Co., Ltd	Insurance liabilities		1		2
ADP Holdings Co., Ltd.	Deposits		2,050		2,058
	Other liabilities		1		7

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

33.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of June 30, 2025 and December 31, 2024, are as follows: (cont’d)

(In millions of Korean won)		June 30, 2025		December 31, 2024
ADPGREEN	Loans measured at amortized cost (gross amount)	~~W~~	21	~~W~~	25
	Deposits		5,950		1,802
	Other liabilities		44		8
	Allowances for credit losses		2		8
	Provisions		3		3
	Insurance liabilities		15		101
Logpresso Inc.	Financial assets at fair value through profit or loss		3,000		3,000
	Loans measured at amortized cost (gross amount)		31		31
	Deposits		136		457
	Other liabilities		1		—
Onheal Co., Ltd.	Financial assets at fair value through profit or loss		10,000		10,000
	Deposits		1		5,001
Ascent Global Fund III	Financial assets at fair value through profit or loss		3,476		3,767
DYNE MEDICAL GROUP Inc.	Financial assets at fair value through profit or loss		3,001		3,001
	Loans measured at amortized cost (gross amount)		2,011		2,022
	Allowances for credit losses		14		16
	Provisions		6		6
	Other assets		1		1
	Deposits		959		3,813
	Other liabilities		9		23
	Insurance liabilities		3		1
TriOar Inc.	Financial assets at fair value through profit or loss		3,000		3,000
	Loans measured at amortized cost (gross amount)		12		16
	Deposits		3,154		6,054
	Other liabilities		26		73
Coxwave Co., Ltd.	Financial assets at fair value through profit or loss		3,000		3,000
SDT Inc.	Financial assets at fair value through profit or loss		2,771		3,105
Yeoulhyulgangho	Financial assets at fair value through profit or loss		500		500
	Deposits		589		456
KB-VEP Contact Fund	Other assets		15		15
Xpanner Inc.	Financial assets at fair value through profit or loss		9,793		9,673
	Insurance liabilities		3		1

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

33.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of June 30, 2025 and December 31, 2024, are as follows: (cont’d)

(In millions of Korean won)		June 30, 2025		December 31, 2024
SD Speed Co.,Ltd.	Insurance liabilities	~~W~~	—	~~W~~	1
Allra Fintech Corp.	Loans measured at amortized cost (gross amount)		28		—
	Allowances for credit losses		3		—
	Deposits		1,065		1,671
	Other liabilities		—		1
	Provisions		—		2
GCSM Holdings Limited *	Financial assets at fair value through profit or loss		—		9,506
KB Rejuvenation Fund	Other assets		37		3
Qoala *	Financial assets at fair value through profit or loss		—		6,554
FineKB Private Equity Fund No.2	Other assets		35		35
Koru Pharma Co., Ltd.	Financial assets at fair value through profit or loss		7,890		—
	Deposits		124		—
	Insurance liabilities		9		—
Seoul Robotics Co.,Ltd	Financial assets at fair value through profit or loss		13,247		—
Aldaver	Financial assets at fair value through profit or loss		2,000		—
	Deposits		849		—
	Other liabilities		1		—
ANTIGRAVITY	Financial assets at fair value through profit or loss		900		—
	Loans measured at amortized cost (gross amount)		44		—
	Allowances for credit losses		1		—
	Deposits		125		—
HyperAccel Co., Ltd.	Financial assets at fair value through profit or loss		8,500		—
enParticle Co., Ltd	Financial assets at fair value through profit or loss		2,000		—
	Deposits		2,644		—
ALL ROUND DOCTORS Inc.	Financial assets at fair value through profit or loss		2,000		—
Emocog Inc.	Financial assets at fair value through profit or loss		4,000		—
	Deposits		3,002		—
	Other liabilities		28		—
GAME TALES	Financial assets at fair value through profit or loss		3,000		—
Streami Inc.	Financial assets at fair value through profit or loss		2,754		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

33.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of June 30, 2025 and December 31, 2024, are as follows: (cont’d)

(In millions of Korean won)		June 30, 2025		December 31, 2024
Lemontree Inc.	Financial assets at fair value through profit or loss	~~W~~	999	~~W~~	—
	Other assets		6		—
	Deposits		618		—
	Provisions		2		—
WhaTap Laps Inc.	Financial assets at fair value through profit or loss		6,370		—
	Other assets		1		—
	Deposits		3,541		—
	Other liabilities		39		—
Semicolon Susong REITs Co., Ltd.	Loans measured at amortized cost (gross amount)		24,908		—
	Allowances for credit losses		5		—
	Other assets		170		—
	Insurance liabilities		24		—
IMT TECHNOLOGY CO.. LTD	Insurance liabilities		1		—
Key management personnel	Loans measured at amortized cost (gross amount)		7,458		7,125
	Allowances for credit losses		15		3
	Other assets		7		8
	Deposits		14,281		15,365
	Provisions		1		1
	Insurance liabilities		2,762		2,308
	Other liabilities		370		555
Retirement pension	Other assets		828		739
	Other liabilities		1,229		1,215

*	Excluded from the Group’s related party as of June 30, 2025, therefore, the remaining outstanding balances with those entities are not disclosed.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

33.3 Details of significant lending transactions with related parties for the six-month periods ended June 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	Beginning		Loan		Collection		Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	~~W~~	36	~~W~~	155	~~W~~	(36)	~~W~~	155
Incheon Bridge Co., Ltd.		105,423		158		(5,262)		100,319
Star-Lord General Investors Private Real Estate Investment Company No.10		149,898		150,000		(150,448)		149,450
Food Factory Co., Ltd.		1,764		508		(173)		2,099
Big Dipper Co., Ltd.		43		22		(43)		22
RMGP Bio-Pharma Investment Fund, L.P.		7,205		—		(4,409)		2,796
RMGP Bio-Pharma Investment, L.P.		25		—		(4)		21
Wyatt Corp. *		3,000		—		(3,000)		—
Banksalad Co., Ltd.		2,059		442		—		2,501
UPRISE, Inc.		1,817		9		—		1,826
Stratio, Inc.		1,000		—		—		1,000
HonestAI Co., LTD.		442		—		—		442
CellinCells Co., Ltd. *		2,001		4		(2,001)		4
KB No.21 Special Purpose Acquisition Company *		3,122		—		(3,122)		—
KB No.25 Special Purpose Acquisition Company		1,850		75		—		1,925
KB No.26 Special Purpose Acquisition Company *		2,150		—		(144)		2,006
KB No.27 Special Purpose Acquisition Company		5,877		232		—		6,109
KB No.28 Special Purpose Acquisition Company		2,113		95		—		2,208
KB No.29 Special Purpose Acquisition Company		3,015		3,223		(3,122)		3,116
KB No.30 Special Purpose Acquisition Company		2,835		87		—		2,922
KB No.31 Special Purpose Acquisition Company		4,301		141		—		4,442
KB No.33 Special Purpose Acquisition Company		—		2,090		—		2,090
Channel Corporation		20,141		—		(5,841)		14,300
MitoImmune Therapeutics		1,574		—		(1,574)		—
Bioprotect Ltd.		4,628		671		—		5,299
ASSEMBLE CORPORATION		6,021		26		(21)		6,026
Go2joy Co., Ltd.		1,200		—		—		1,200
S&E Bio Co., Ltd.		6,016		15		(16)		6,015
Bluepointpartners Inc.		1,636		—		(20)		1,616
Xenohelix Co., Ltd.		3,104		557		(4)		3,657
Contents First Inc.		23,278		77		(163)		23,192
KB-MDI Centauri Fund LP		21,058		—		(5,195)		15,863
OKXE Inc.		2,722		—		—		2,722

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

33.3 Details of significant lending transactions with related parties for the six-month periods ended June 30, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2025
	Beginning		Loan		Collection		Ending
Checkmate Therapeutics Inc.	~~W~~	3,200	~~W~~	—	~~W~~	—	~~W~~	3,200
Newavel Co., Ltd.		20		—		(20)		—
IMBiologics Corp.		7,002		3,056		(2)		10,056
Spark Biopharma Inc.		4,649		112		(15)		4,746
Pin Therapeutics Inc.		7,029		18		(29)		7,018
Hibiscus Fund LP		14,717		775		—		15,492
SuperNGine Co., Ltd.		2,478		2		(232)		2,248
Desilo Inc.		3,468		—		—		3,468
RMG-KB BioAccess Fund L.P.		9,379		—		(291)		9,088
RMG-KB BP Management Ltd.		344		1		—		345
Turing Co., Ltd.		3,900		—		—		3,900
Kukka Co., Ltd. *		2,490		—		(2,490)		—
Grinergy Co., Ltd.		1		7,961		(1)		7,961
NexThera Co., Ltd.		3,000		—		—		3,000
Chabot Mobility Co., Ltd. *		2,580		—		(2,580)		—
TeamSparta Inc. *		4,006		41		(4,006)		41
FutureConnect Co., Ltd. *		1,499		—		(1,499)		—
Wemade Connect Co., Ltd.		7,495		1,512		(29)		8,978
TMAP Mobility Co., Ltd.		73		45		(73)		45
Spoonlabs Co., Ltd. *		15,006		—		(15,006)		—
Neuroptika Inc.		5,879		—		—		5,879
Bigwave Robotics Corp.		2,789		1,405		(39)		4,155
3D Interactive Co., Ltd.		2,306		2		(6)		2,302
XL8 INC.		5,869		—		(453)		5,416
Elev8-Capital Fund I		16,250		—		(1,800)		14,450
AIM FUTURE, Inc.		2,908		3		(8)		2,903
New Daegu Busan Expressway Co., Ltd.		24,264		17		(24,267)		14
Novorex Inc.		2,008		2,012		(8)		4,012
Logpresso Inc.		3,031		31		(31)		3,031
Onheal Co., Ltd.		10,000		—		—		10,000
Ascent Global Fund III		3,767		—		(291)		3,476
DYNE MEDICAL GROUP Inc.		5,023		10		(21)		5,012
TriOar Inc.		3,016		12		(16)		3,012
Coxwave Co., Ltd.		3,000		—		—		3,000
SDT Inc.		3,105		—		(334)		2,771
Yeoulhyulgangho		500		—		—		500
ADPGREEN		25		21		(25)		21
Xpanner Inc.		9,673		120		—		9,793
GCSM Holdings Limited *		9,506		—		(9,506)		—
Qoala *		6,554		—		(6,554)		—
Allra Fintech Corp.		—		28		—		28
Koru Pharma Co., Ltd.		—		7,890		—		7,890
ANTIGRAVITY		—		944		—		944
Semicolon Susong REITs Co., Ltd.		—		25,000		(92)		24,908
Seoul Robotics Co.,Ltd		—		13,247		—		13,247

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

33.3 Details of significant lending transactions with related parties for the six-month periods ended June 30, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2025
	Beginning		Loan		Collection		Ending
WhaTap Laps Inc.	~~W~~	—	~~W~~	6,370	~~W~~	—	~~W~~	6,370
Lemontree Inc.		—		999		—		999
GAME TALES		—		3,000		—		3,000
Streami Inc.		—		2,754		—		2,754
HyperAccel Co., Ltd.		—		8,500		—		8,500
Aldaver		—		2,000		—		2,000
enParticle Co., Ltd		—		2,000		—		2,000
ALL ROUND DOCTORS Inc.		—		2,000		—		2,000
Emocog Inc.		—		4,000		—		4,000
Key management personnel		7,125		4,391		(4,058)		7,458

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

33.3 Details of significant lending transactions with related parties for the six-month periods ended June 30, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2024
	Beginning		Loan		Collection		Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	~~W~~	37	~~W~~	37	~~W~~	(37)	~~W~~	37
Incheon Bridge Co., Ltd.		113,794		11		(5,021)		108,784
Star-Lord General Investors Private Real Estate Investment Company No.10		149,590		152		—		149,742
KB Cape No.1 Private Equity Fund *		1,935		—		(1,935)		—
RAND Bio Science Co., Ltd. *		1		1		(1)		1
Food Factory Co., Ltd.		2,875		5		(866)		2,014
Big Dipper Co., Ltd.		14		12		(14)		12
RMGP Bio-Pharma Investment Fund, L.P.		5,938		722		—		6,660
RMGP Bio-Pharma Investment, L.P.		20		3		—		23
Wyatt Corp. *		6,000		—		—		6,000
Banksalad Co., Ltd.		9,148		—		(4,670)		4,478
UPRISE, Inc.		5,710		—		(4,056)		1,654
Stratio, Inc.		1,000		—		—		1,000
HonestAI Co., LTD.		3,999		—		—		3,999
CellinCells Co., Ltd. *		2,003		2		(3)		2,002
KB No.21 Special Purpose Acquisition Company *		2,987		277		—		3,264
KB No.22 Special Purpose Acquisition Company *		2,985		—		(2,985)		—
KB No.25 Special Purpose Acquisition Company		2,025		375		—		2,400
KB No.26 Special Purpose Acquisition Company *		2,204		311		—		2,515
KB No.27 Special Purpose Acquisition Company		6,054		120		—		6,174
KB No.28 Special Purpose Acquisition Company		—		2,142		—		2,142
KB No.29 Special Purpose Acquisition Company		—		3,088		—		3,088
KB No.30 Special Purpose Acquisition Company		—		1,390		—		1,390
COSES GT Co., Ltd. *		1		2		(1)		2
Channel Corporation		16,906		2,266		—		19,172
MitoImmune Therapeutics		7,000		—		—		7,000
Bioprotect Ltd.		4,474		511		—		4,985
ASSEMBLE CORPORATION		6,155		19		(105)		6,069
Go2joy Co., Ltd.		1,200		—		—		1,200
S&E Bio Co., Ltd.		4,013		2,009		(13)		6,009
Bluepointpartners Inc.		1,874		29		—		1,903
Xenohelix Co., Ltd.		3,100		—		—		3,100
Contents First Inc.		17,642		1,071		(365)		18,348

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

33.3 Details of significant lending transactions with related parties for the six-month periods ended June 30, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2024
	Beginning		Loan		Collection		Ending
KB-MDI Centauri Fund LP	~~W~~	18,993	~~W~~	470	~~W~~	—	~~W~~	19,463
OKXE Inc.		800		1,412		—		2,212
Checkmate Therapeutics Inc.		3,200		—		—		3,200
Newavel Co., Ltd.		3,013		4		(13)		3,004
IMBiologics Corp.		7,005		10		(5)		7,010
Spark Biopharma Inc.		7,467		11		(17)		7,461
Pin Therapeutics Inc.		5,011		7		(11)		5,007
Hibiscus Fund LP		12,915		861		—		13,776
SuperNGine Co., Ltd.		2,599		2		(123)		2,478
Desilo Inc.		3,468		—		—		3,468
RMG-KB BioAccess Fund L.P.		5,036		1,490		—		6,526
RMG-KB BP Management Ltd.		174		77		—		251
IGGYMOB Co., Ltd.		5,007		32		(7)		5,032
Turing Co., Ltd.		4,901		—		(1)		4,900
Kukka Co., Ltd. *		2,490		—		—		2,490
ZIPDOC Inc. *		2,000		—		(1,209)		791
Gushcloud Talent Agency		3,688		228		—		3,916
Grinergy Co., Ltd.		6,486		299		—		6,785
NexThera Co., Ltd.		3,000		—		—		3,000
Chabot Mobility Co., Ltd. *		2,000		417		—		2,417
TeamSparta Inc. *		4,308		644		(307)		4,645
FutureConnect Co., Ltd. *		1,499		—		—		1,499
Wemade Connect Co., Ltd.		12,337		26		(4,607)		7,756
TMAP Mobility Co., Ltd.		106		56		(106)		56
Spoonlabs Co., Ltd. *		19,506		—		(1,104)		18,402
Neuroptika Inc.		5,879		—		—		5,879
Bigwave Robotics Corp.		2,781		42		(31)		2,792
Blinkers Inc. *		999		—		—		999
3D Interactive Co., Ltd.		2,342		33		(42)		2,333
XL8 INC.		5,148		399		—		5,547
Elev8-Capital Fund I		6,656		7,435		—		14,091
AIM FUTURE, Inc.		2,900		5		—		2,905
New Daegu Busan Expressway Co., Ltd.		72,742		23		(24,253)		48,512
Novorex Inc.		2,000		15		—		2,015
Logpresso Inc.		—		3,000		—		3,000
Onheal Co., Ltd.		—		10,000		—		10,000
Ascent Global Fund III		—		3,560		—		3,560
DYNE MEDICAL GROUP Inc.		—		3,001		—		3,001
TriOar Inc.		—		3,000		—		3,000
Coxwave Co., Ltd.		—		3,000		—		3,000
SDT Inc.		—		2,561		—		2,561
H Energy Co., Ltd *		—		793		—		793
Yeoulhyulgangho		—		500		—		500
ADPGREEN		—		15		—		15
Key management personnel		5,490		3,539		(3,293)		5,736

*	Excluded from the Group’s related party as of June 30, 2025.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

33.4 Details of significant borrowing transactions with related parties for six-month periods ended June 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	Beginning		Borrowing		Repayment		Others [1]		Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	~~W~~	40,570	~~W~~	—	~~W~~	—	~~W~~	(35,692)	~~W~~	4,878
Incheon Bridge Co., Ltd.		43,867		28,000		(25,000)		18,403		65,270
Jungdo Co., Ltd.		4		—		—		—		4
Iwon Alloy Co., Ltd.		2		—		—		(2)		—
Skydigital Inc.		30		—		—		(26)		4
Aju Good Technology Venture Fund		1,809		—		—		(1,770)		39
KB-KDBC Pre-IPO New Technology Business Investment Fund		39		—		—		3,515		3,554
WJ Private Equity Fund No.1		46		—		—		(7)		39
KB No.21 Special Purpose Acquisition Company [2]		2,247		—		(2,115)		(132)		—
KB No.25 Special Purpose Acquisition Company		1,545		1,500		(1,545)		105		1,605
KB No.26 Special Purpose Acquisition Company [2]		1,763		—		(110)		(1,653)		—
KB No.27 Special Purpose Acquisition Company		4,613		—		—		(51)		4,562
KB No.28 Special Purpose Acquisition Company		1,910		—		(1,890)		200		220
KB No.29 Special Purpose Acquisition Company		2,338		2,148		(2,100)		(27)		2,359
KB No.30 Special Purpose Acquisition Company		1,786		—		—		(22)		1,764
KB No.31 Special Purpose Acquisition Company		2,352		—		—		(76)		2,276
KB No.32 Special Purpose Acquisition Company		—		2,000		—		355		2,355
KB No.33 Special Purpose Acquisition Company		—		2,400		—		588		2,988
RAND Bio Science Co., Ltd. [2]		4		—		—		(4)		—
Food Factory Co., Ltd.		907		—		—		(15)		892
Big Dipper Co., Ltd.		123		—		—		(51)		72
Wyatt Corp. [2]		1		—		—		(1)		—
CellinCells Co., Ltd. [2]		13		—		—		(13)		—
ASSEMBLE CORPORATION		18		—		—		—		18
S&E Bio Co., Ltd.		772		430		(50)		(546)		606
4N Inc.		4		—		—		(2)		2
Contents First Inc.		729		—		—		(646)		83
Pin Therapeutics Inc.		11,133		—		(8,000)		(432)		2,701
Spark Biopharma Inc.		4,759		6,492		(8,650)		(37)		2,564
SuperNGine Co., Ltd.		217		—		—		(190)		27

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

33.4 Details of significant borrowing transactions with related parties for the six-month periods ended June 30, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2025
	Beginning		Borrowing		Repayment		Others [1]		Ending
Desilo Inc.	~~W~~	3	~~W~~	—	~~W~~	—	~~W~~	(1)	~~W~~	2
Turing Co., Ltd.		819		—		—		(695)		124
TMAP Mobility Co., Ltd.		100,010		160,000		(200,000)		(9)		60,001
Nextrade Co., Ltd.		15,281		—		—		568		15,849
ZIPDOC Inc. [2]		1		—		—		(1)		—
TeamSparta Inc. [2]		18,635		—		—		(18,635)		—
Chabot Mobility Co., Ltd. [2]		631		—		—		(631)		—
Wemade Connect Co., Ltd.		5,465		6,036		(8,000)		691		4,192
Channel Corporation		6		—		—		(1)		5
Bitgoeul Cheomdan Green 1st Co., Ltd.		1,239		—		—		9		1,248
Glenwood Credit Private Equity Fund No.2		—		—		—		680		680
Bigwave Robotics Corp.		501		—		(501)		—		—
3D Interactive Co., Ltd.		1,779		—		—		(1,748)		31
AIM FUTURE, Inc.		760		—		—		(260)		500
New Daegu Busan Expressway Co., Ltd.		150,007		61,000		(130,500)		(2,340)		78,167
Novorex Inc.		6		—		—		—		6
Xenohelix Co., Ltd.		302		—		—		(237)		65
ADP Holdings Co., Ltd.		2,058		6,124		(6,131)		(1)		2,050
ADPGREEN		1,802		4,400		(550)		298		5,950
Logpresso Inc.		457		874		(874)		(321)		136
DYNE MEDICAL GROUP Inc.		3,813		3,300		(5,300)		(854)		959
Onheal Co., Ltd.		5,001		—		—		(5,000)		1
TriOar Inc.		6,054		1,000		(4,500)		600		3,154
Yeoulhyulgangho		456		410		(610)		333		589
Allra Fintech Corp.		1,671		2,000		(3,000)		394		1,065
Koru Pharma Co., Ltd.		—		100		—		24		124
Emocog Inc.		—		3,000		—		2		3,002
WhaTap Laps Inc.		—		—		—		3,541		3,541
Aldaver		—		—		—		849		849
Lemontree Inc.		—		—		—		618		618
enParticle Co., Ltd		—		—		—		2,644		2,644
ANTIGRAVITY		—		—		—		125		125
Grinergy Co., Ltd.		—		—		—		156		156
Key management personnel		15,365		18,166		(17,337)		(1,913)		14,281

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

33.4 Details of significant borrowing transactions with related parties for six-month periods ended June 30, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2024
	Beginning		Borrowing		Repayment		Others [1]		Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	~~W~~	17,003	~~W~~	—	~~W~~	—	~~W~~	(12,202)	~~W~~	4,801
Incheon Bridge Co., Ltd.		40,992		26,000		(26,300)		26,822		67,514
Jungdo Co., Ltd.		4		—		—		—		4
Dae-A Leisure Co., Ltd.		150		—		—		(1)		149
Iwon Alloy Co., Ltd.		1		—		—		(1)		—
Skydigital Inc.		65		—		—		(60)		5
Aju Good Technology Venture Fund		1,202		—		—		(757)		445
KB-KDBC Pre-IPO New Technology Business Investment Fund		46		—		—		(2)		44
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund [2]		—		—		—		1		1
WJ Private Equity Fund No.1		103		—		—		(53)		50
KB No.21 Special Purpose Acquisition Company [2]		2,261		—		—		(14)		2,247
KB No.22 Special Purpose Acquisition Company [2]		1,848		—		—		(1,848)		—
KB No.25 Special Purpose Acquisition Company		1,586		1,545		(1,500)		(46)		1,585
KB No.26 Special Purpose Acquisition Company [2]		1,761		1,724		(1,670)		(43)		1,772
KB No.27 Special Purpose Acquisition Company		4,497		—		—		(17)		4,480
KB No.28 Special Purpose Acquisition Company		—		1,890		—		100		1,990
KB No.29 Special Purpose Acquisition Company		—		2,100		—		257		2,357
RAND Bio Science Co., Ltd. [2]		4		—		—		(2)		2
Food Factory Co., Ltd.		629		—		—		145		774
Big Dipper Co., Ltd.		40		—		—		(4)		36
Wyatt Corp. [2]		1		—		—		—		1
CellinCells Co., Ltd. [2]		37		—		—		18		55
COSES GT Co., Ltd. [2]		1		—		—		(1)		—
ASSEMBLE CORPORATION		78		—		—		(69)		9
S&E Bio Co., Ltd.		2,342		—		(500)		996		2,838
4N Inc.		49		—		—		(49)		—
Contents First Inc.		1,072		—		—		702		1,774
Newavel Co., Ltd.		46		—		—		72		118
Pin Therapeutics Inc.		265		—		—		(45)		220
Spark Biopharma Inc.		11,419		20,916		(20,485)		572		12,422

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

33.4 Details of significant borrowing transactions with related parties for six-month periods ended June 30, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2024
	Beginning		Borrowing		Repayment		Others [1]		Ending
SuperNGine Co., Ltd.	~~W~~	69	~~W~~	—	~~W~~	—	~~W~~	(14)	~~W~~	55
Desilo Inc.		3		—		—		1		4
Turing Co., Ltd.		1,726		1,000		(700)		(839)		1,187
IGGYMOB Co., Ltd.		—		—		—		97		97
TMAP Mobility Co., Ltd.		80,016		160,000		(190,000)		19		50,035
KY Global Cell & Gene Private Equity Fund 2nd [2]		3,790		2,910		(308)		(6,392)		—
Nextrade Co., Ltd.		56,203		6,000		(11,200)		—		51,003
Kukka Co., Ltd. [2]		—		—		—		4		4
ZIPDOC Inc. [2]		181		—		—		(101)		80
TeamSparta Inc. [2]		7,672		3,000		(3,300)		4,699		12,071
Chabot Mobility Co., Ltd. [2]		164		—		—		701		865
Wemade Connect Co., Ltd.		8,843		15,821		(17,000)		1,093		8,757
Channel Corporation		2,030		—		(2,000)		(24)		6
Bitgoeul Cheomdan Green 1st Co., Ltd.		833		—		—		539		1,372
Glenwood Credit Private Equity Fund No.2		—		—		—		688		688
KB-FT Green Growth 1st Technology Investment Association		700		—		(700)		—		—
Bigwave Robotics Corp.		4		—		—		(1)		3
3D Interactive Co., Ltd.		1,501		—		—		(1,500)		1
AIM FUTURE, Inc.		3,393		1,000		(2,000)		(195)		2,198
New Daegu Busan Expressway Co., Ltd.		146,169		104,500		(58,932)		(32,506)		159,231
Novorex Inc.		7		—		—		(1)		6
Xenohelix Co., Ltd.		904		—		—		(765)		139
ADP Holdings Co., Ltd.		—		2,003		—		1		2,004
ADPGREEN		—		8,401		(7,751)		201		851
Logpresso Inc.		—		—		—		1,141		1,141
DYNE MEDICAL GROUP Inc.		—		150		(2,800)		7,430		4,780
Onheal Co., Ltd.		—		—		—		2,740		2,740
TriOar Inc.		—		2,500		(3,000)		8,585		8,085
Yeoulhyulgangho		—		—		—		819		819
SDT Inc.		—		—		(1,000)		1,135		135
Key management personnel		15,902		14,997		(9,597)		(3,931)		17,371

[1]	Transactions between related parties, such as settlements arising from operating activities and deposits, are expressed in net amount.
[2]	Excluded from the Group’s related party as of June 30, 2025.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

33.5 Details of significant investment and withdrawal transactions with related parties for the six-month periods ended June 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025				2024
	Equity investment and others		Withdrawal and others		Equity investment and others		Withdrawal and others
Balhae Infrastructure Company	~~W~~	—	~~W~~	4,660	~~W~~	—	~~W~~	6,350
POSCO-KB Shipbuilding Fund		—		250		—		—
KB-KDBC Pre-IPO New Technology Business Investment Fund		—		600		—		—
KB-SJ Tourism Venture Fund		—		190		—		4,030
Korea Credit Bureau Co., Ltd.		—		90		—		90
KB-Solidus Global Healthcare Fund		—		3,300		—		700
KB-Stonebridge Secondary Private Equity Fund		—		4,565		—		—
KB SPROTT Renewable Private Equity Fund No.1		—		5,535		—		3,456
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		3,609		3,918		444		2,690
2020 KB Fintech Renaissance Fund		—		165		—		—
KB Material and Parts No.1 PEF *		—		—		—		3,400
KB-TS Technology Venture Private Equity Fund		39		—		—		2,464
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund *		—		—		—		2,825
Aju Good Technology Venture Fund		—		780		—		1,320
G payment Joint Stock Company		—		371		59		—
KB-KTB Technology Venture Fund		—		117		—		—
KB-SOLIDUS Healthcare Investment Fund		96		—		—		—
Paramark KB Fund No.1		3,690		—		3,180		—
FineKB Private Equity Fund No.1		—		2,200		6,790		—
FineKB Private Equity Fund No.2		—		—		500		250
KB No.21 Special Purpose Acquisition Company *		—		10		—		—
KB No.22 Special Purpose Acquisition Company *		—		—		—		10
KB No.26 Special Purpose Acquisition Company *		—		5		—		—
KB No.29 Special Purpose Acquisition Company		—		—		10		—
KB No.30 Special Purpose Acquisition Company		—		—		10		—
KB No.32 Special Purpose Acquisition Company		10		—		—		—
JS Private Equity Fund No.3		—		—		—		755
KB Co-Investment Private Equity Fund No.1		3,980		698		4,830		—
POSITIVE Sobujang Venture Fund No.1 *		—		879		—		—
History 2022 Fintech Fund		—		1,500		—		—
KB-NP Green ESG New Technology Venture Capital Fund		9,014		—		8,700		—
KB-Badgers Future Mobility ESG Fund No.1		—		151		9,954		—
Lakewood-AVES Fund No.1 *		—		—		—		1,172

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

33.5 Details of significant investment and withdrawal transactions with related parties for the six-month periods ended June 30, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2025				2024
	Equity investment and others		Withdrawal and others		Equity investment and others		Withdrawal and others
Bitgoeul Cheomdan Green 1st Co., Ltd.	~~W~~	—	~~W~~	—	~~W~~	152	~~W~~	—
KB-SUSUNG 1st Investment Fund		—		855		—		679
KB-SUSUNG 2nd Investment Fund		—		—		2,000		—
Friend 55 New Technology Business Investment Fund *		—		—		—		1,200
Shinhan-Eco Venture Fund 2nd		25		—		200		—
2023 JB Newtech No.2 Fund		—		1,406		—		—
U-KB Credit No.1S Private Equity		—		244		63		—
KB-BridgePole Venture Investment Fund *		—		—		—		136
KB No.28 Special Purpose Acquisition Company		—		—		5		—
Timefolio Athleisure Investment Fund		—		—		4,000		—
COMPA Global Scale-Up Fund No.3		—		—		1,000		—
AKK Robotech Valueup New Technology Investment Fund		—		712		1,000		—
YG MCE PROJECT NO.1 Fund		—		—		1,500		—
THE CHAEUL FUND NO.1 *		—		1,000		—		—
IMM global Secondary 1-1 Equity Private Fund		756		5		2,499		—
Elohim-Bilanx aerospace No.1 Fund		—		—		2,000		—
KB-CJ Venture Fund 1st		—		—		1,800		—
HI YG Win-win Fund No.2		—		—		2,000		—
NOVORSEC-SJG Consumer Secondary Fund		—		451		—		—
Allra Fintech Corp.		52		—		—		—
KB-SBI Global Strategic Capital Fund		7,672		—		—		—
KB-Cyrus Tourism Venture Fund		1,000		—		—		—
KB-IMM New Star Real Estate Private Fund I		16,723		1,235		—		—
VIG Private Equity Fund V-3		55		—		—		—
KOENTEC Co. Ltd. *		—		107,428		—		—
E&I Holdings *		27,300		27,300		—		—
KB-LB Middle Market Enterprises Innovation Private Equity Fund		1,417		40		—		—
YG Al Industrial Automation Solutions FUND		2,000		—		—		—
KB-Novus Genesis Private Equity Fund		2,300		—		—		—
KB No.33 Special Purpose Acquisition Company		10		—		—		—
Semicolon Susong REITs Co., Ltd.		88,243		2,039		—		—
Smart Korea KB Future9-Sejong Venture Fund		1,000		7		—		—
DAYLI Fountainhead Blind Private Equity Fund II		750		—		—		—

*	Excluded from the Group’s related party as of June 30, 2025.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

33.6 Unused commitments provided to related parties as of June 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won or in a US Dollar or Malaysian ringgit or the Indonesian Rupiah)		June 30, 2025		December 31, 2024
Associates and joint ventures
Balhae Infrastructure Company	Purchase of securities	~~W~~	6,154	~~W~~	6,154
Korea Credit Bureau Co., Ltd.	Unused lines of credit for credit card		445		565
Incheon Bridge Co., Ltd.	Loan commitments in Korean won		20,000		20,000
	Unused lines of credit for credit card		86		88
TeamSparta Inc. *	Loan commitments in Korean won		—		1,000
	Unused lines of credit for credit card		—		696
3D Interactive Co., Ltd.	Unused lines of credit for credit card		48		44
Food Factory Co., Ltd.	Unused lines of credit for credit card		51		50
Lemontree Inc.	Loan commitments in Korean won		450		—
CellinCells Co., Ltd. *	Unused lines of credit for credit card		—		11
RAND Bio Science Co., Ltd. *	Unused lines of credit for credit card		—		25
Big Dipper Co., Ltd.	Unused lines of credit for credit card		33		12
ASSEMBLE CORPORATION	Unused lines of credit for credit card		24		29
COSES GT Co., Ltd. *	Unused lines of credit for credit card		—		12
Spark Biopharma Inc.	Unused lines of credit for credit card		42		35
Newavel Co., Ltd.	Unused lines of credit for credit card		—		10
IMBiologics Corp.	Unused lines of credit for credit card		10		21
SuperNGine Co., Ltd.	Unused lines of credit for credit card		38		38
IGGYMOB Co., Ltd.	Unused lines of credit for credit card		—		50
Pin Therapeutics Inc.	Unused lines of credit for credit card		32		21
Grinergy Co., Ltd.	Unused lines of credit for credit card		—		9
S&E Bio Co., Ltd.	Unused lines of credit for credit card		35		34
Wemade Connect Co., Ltd.	Unused lines of credit for credit card		131		121
TMAP Mobility Co., Ltd.	Unused lines of credit for credit card		771		744
Contents First Inc.	Unused lines of credit for credit card		23		35
Allra Fintech Corp.	Unused lines of credit for credit card		22		49
Bigwave Robotics Corp.	Unused lines of credit for credit card		63		61
New Daegu Busan Expressway Co., Ltd.	Unused lines of credit for credit card		4		4
AIM FUTURE, Inc.	Unused lines of credit for credit card		40		35
Novorex Inc.	Unused lines of credit for credit card		24		28
Xenohelix Co., Ltd.	Unused lines of credit for credit card		4		6
ADPGREEN	Unused lines of credit for credit card		79		25
Logpresso Inc.	Unused lines of credit for credit card		29		29
DYNE MEDICAL GROUP Inc.	Unused lines of credit for credit card		140		135
TriOar Inc.	Unused lines of credit for credit card		38		34

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

33.6 Unused commitments provided to related parties as of June 30, 2025 and December 31, 2024, are as follows: (cont’d)

(In millions of Korean won or in a US Dollar or the Indonesian Rupiah)		June 30, 2025		December 31, 2024
KB-CJ Venture Fund 1st	Purchase of securities	~~W~~	4,200	~~W~~	4,200
KB-Stonebridge Secondary Private Equity Fund	Purchase of securities		173		173
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	Purchase of securities		924		4,524
All Together Korea Fund No.2	Purchase of securities		990,000		990,000
KB-SOLIDUS Healthcare Investment Fund	Purchase of securities		23,569		23,569
KB Co-Investment Private Equity Fund No.1	Purchase of securities		506		4,393
KB-Badgers Future Mobility ESG Fund No.1	Purchase of securities		26,919		26,920
KB-NP Green ESG New Technology Venture Capital Fund	Purchase of securities		1,050		9,750
FineKB Private Equity Fund No.1	Purchase of securities		2,335		2,335
KB-Solidus Global Healthcare Fund	Commitments on loss absorption priority		4,500		4,500
Paramark KB Fund No.1	Purchase of securities		2,670		6,360
Smart Korea KB Future9-Sejong Venture Fund	Purchase of securities		1,000		2,000
Shinhan-Eco Venture Fund 2nd	Purchase of securities		425		450
U-KB Credit No.1S Private Equity	Purchase of securities		35,700		35,700
KB-Cyrus Tourism Venture Fund	Purchase of securities		3,000		4,000
KB-SBI Global Strategic Capital Fund	Purchase of securities		48,030		55,702
KB-IMM New Star Real Estate Private Fund I	Purchase of securities		25,719		42,442
VIG Private Equity Fund V-3	Purchase of securities		8,309		8,364

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

33.6 Unused commitments provided to related parties as of June 30, 2025 and December 31, 2024, are as follows: (cont’d)

(In millions of Korean won or in a US Dollar or the Indonesian Rupiah)		June 30, 2025		December 31, 2024
IMM global Secondary 1-1 Equity Private Fund	Purchase of securities	~~W~~	10,098	~~W~~	—
KB-LB Middle Market Enterprises Innovation Private Equity Fund	Purchase of securities		21,582		—
DAYLI Fountainhead Blind Private Equity Fund II	Purchase of securities		49,249		—
RMGP Bio-Pharma Investment Fund, L.P.	Purchase of securities	USD	2,693,142	USD	2,693,142
RMGP Bio-Pharma Investment, L.P.	Purchase of securities	USD	8,470	USD	8,470
RMG-KB BP Management Ltd.	Purchase of securities	USD	544,902	USD	556,617
RMG-KB BioAccess Fund L.P.	Purchase of securities	USD	20,669,407	USD	21,113,820
Elev8-Capital Fund I	Purchase of securities	IDR	1,787,096,277	IDR	1,787,096,277
Ascent Global Fund III	Purchase of securities	USD	22,437,479	USD	32,437,479
Key management personnel	Loan commitments in Korean won		2,105		3,011

*	Excluded from the Group’s related party as of June 30, 2025.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

33.7 Details of compensation to key management personnel for the six-month periods ended June 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	Short-term employee benefits		Post- employment benefits		Share- based payments		Total
Registered directors (executive)	~~W~~	3,636	~~W~~	513	~~W~~	9,485	~~W~~	13,634
Registered directors (non-executive)		504		—		—		504
Non-registered directors		7,006		308		15,193		22,507

	~~W~~	11,146	~~W~~	821	~~W~~	24,678	~~W~~	36,645

(In millions of Korean won)	2024
	Short-term employee benefits		Post- employment benefits		Share- based payments		Total
Registered directors (executive)	~~W~~	3,972	~~W~~	498	~~W~~	8,620	~~W~~	13,090
Registered directors (non-executive)		548		—		—		548
Non-registered directors		7,398		261		16,098		23,757

	~~W~~	11,918	~~W~~	759	~~W~~	24,718	~~W~~	37,395

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

33.8 Details of collateral provided by related parties as of June 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	Assets held as collateral	June 30, 2025		December 31, 2024
Key management personnel	Time deposits and others	~~W~~	695	~~W~~	1,437
	Real estate		7,422		8,092

As of June 30, 2025, Incheon Bridge Co., Ltd., a related party of the Group, provides fund management account, civil engineering works insurance, and management and operations rights as senior collateral amounting to ~~W~~ 611,000 million to the project financing group consisting of the Group and 5 other institutions, and as subordinated collateral amounting to ~~W~~ 384,800 million to subordinated debt holders consisting of the Group and 2 other institutions. Also, it provides certificate of credit guarantee amounting to ~~W~~ 400,000 million as collateral to the project financing group consisting of the Group and 5 other institutions.

34. Events After the Reporting Period

According to the resolution of the Board of Directors on July 24, 2025, the quarterly dividend per share of ~~W~~ 920 with dividend record date of August 11, 2025 was declared. The Group’s financial statements as of June 30, 2025, do not reflect this dividend payable.

The Parent Company plans to acquire treasury shares in accordance with a trust agreement, amounting to ~~W~~ 660,000 million on the Stock Exchange by January 9, 2026 and retire those shares after the trust expires, pursuant to board resolutions dated July 24, 2025.